6/16

08003605

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GEA Group Aktiengesellschaft

*CURRENT ADDRESS Dorstener Straße 484
44809 Bochum
Germany

*FORMER NAME

*NEW ADDRESS

PROCESSED
JUL 08 2008 E
THOMSON REUTERS

LE NO. 82- 35214

FISCAL YEAR 12/31/07

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/7/08

GEA

GEA Group Aktiengesellschaft

Annual Report 2007

GEA Group: key IFRS figures

(EUR million)	2007	2006	Change in %
Results of operations			
New orders	5,794.4	4,977.9	16.4
Sales	5,198.6	4,346.2	19.6
Order book	2,698.7	2,085.2	29.4
EBITDA	510.2	372.3	37.0
EBIT	422.2	298.2	41.6
% of sales	8.1	6.9	-
Earnings before tax	370.5	253.7	46.0
Net income on continuing operations	254.4	187.4	35.8
Net income/loss on discontinued operations	29.1	-475.6	106.1
Net income/loss	283.5	-288.2	198.4
Net assets			
Total assets	4,748.0	4,951.4	-4.1
Equity	1,413.7	1,261.5	12.1
% of total assets	29.8	25.5	-
Working Capital (at balance sheet date) [1]	646.3	566.2	14.1
% of sales	12.4	13.0	-
Net position [2/3]	61.3	492.0	-
Gearing (%) [2/4]	-4.3	-39.0	-
Financial position			
Cash flow from operating activities	181.1	114.3	58.5
Free cash flow [5]	72.3	27.9	159.3
Investment (at balance sheet date) [6]	2,621.2	2,375.2	10.4
ROCE (%) [7]	16.1	12.6	-
Capital expenditure including finance leases	252.5	136.1	85.5
Employees [8]			
Employees (at balance sheet date)	19,560	17,473	11.9
thereof in Germany	6,714	6,451	4.1
thereof outside Germany	12,846	11,022	16.5
GEA Group's share (EUR)			
Share price (at balance sheet date)	23.80	17.07	39.4
Earnings per share	1.51	-1.53	198.3
thereof on continuing operations	1.35	1.00	35.8
thereof on discontinued operations	0.16	-2.53	106.1
Weighted average number of shares outstanding (million)	187.3	187.9	-0.4

1) Working capital = inventories + trade receivables + trade liabilities - prepayments received

2) Including Plant Engineering in 2006

3) Net position = cash and cash equivalents + securities - bank debt

4) Gearing = net position / equity

5) Free cash-flow = cash flow from operating activities + cash flow from investing activities

6) Investment = fixed assets + Working Capital

7) ROCE = EBIT / investment

8) Employee figures excluding trainees and apprentices

see inside back cover for index

Jürg Oleas
Chairman of the Executive Board,
GEA Group Aktiengesellschaft



Dear shareholders,

In the 2007 business year, we finalized the restructuring of the Group with the completion of the disposals of Lurgi and Lentjes and the new segmentation that came into effect as of January 1, 2008. We have significantly improved our core business. The value of your investment in GEA Group Aktiengesellschaft shares significantly outperformed its benchmark indices in 2007, as previously in 2006. We are also reassuming the payment of a dividend for 2007.

Business performance

We have exceeded the goals we set ourselves in the continuing operations with respect to both organic growth and improving the EBIT margin while your company exceeded the EUR 5 billion level, both in terms of new orders and sales. A sustainable improvement in margins was also achieved.

New orders rose by 16.4 percent and sales by 19.6 percent. Earnings before interest and tax (EBIT) advanced by 41.6 percent to EUR 422 million. The GEA Group consequently reported an EBIT margin of 8.1 percent in 2007.

The disposal of the discontinued operations was concluded in 2007. The disposal gain for Lurgi was in line with our expectations. The sale of Lentjes GmbH was completed at the end of the business year, following an in-depth antitrust review. However, high losses were once again incurred on the current order book in 2007, which is why earnings from the discontinued operations are only slightly positive.

We, the Executive and Supervisory Boards, are proposing that the Shareholders' General Meeting approves a dividend of 0.20 Euro per share. We are assuming a further increase in the dividend for the 2008 financial year. We are planning a dividend of one third of consolidated net earnings for the 2009 financial year.

Creating value is the most important task

Our constant duty to you, our shareholders, is to act in an expedient economic manner and to raise the value of the company. This is why, following the extensive restructuring of the Group, we shall concentrate to an even greater extent on the core business and we shall focus on profitability. Our cardinal priority in the future will be the improvement of profitability and of the return on capital employed. We aim to achieve this by implementing above-average prices for our innovative products on the market, by optimising production structures and by reducing costs further. We shall continue our growth path through organic growth and acquisitions.

In order to align management actions with the new objectives, we have redesigned the remuneration system, among other things. The remuneration of the senior management is now very heavily oriented to improvements in the EBIT margin.

Stronger focus on synergies within the portfolio

GEA engineers understand the processes their customers employ. Value added is created through continuous fine-tuning of customers' processes and components, which helps users to avoid falling into a cost-trap and to boost their own profitability instead. Lasting values can only be created through innovative product differentiation and leading-edge technologies, for which customers are prepared to pay an above-average price.

From 2008, we shall manage our activities in the two segments of Process Technology and Energy and Farm Technology, instead of the previous segments Customized Systems, Process Equipment and Process Engineering.

The Process Technology segment comprises the following divisions: Process Engineering, Pharma Systems (which we have separated from the Process Engineering division), Process Equipment, Refrigeration and the Mechanical Separation division. These divisions often work together on joint projects for our customers in the food, beverage and pharmaceuticals markets.

The Energy and Farm Technology Segment brings together the Thermal Engineering (previously Energy Technology), Emission Control (previously Gas Cleaning), Air Treatment and Farm Systems (previously Dairy Farm Systems) divisions. These divisions serve the mutually independent markets of air conditioning for process, buildings and power plant cooling and agricultural breeding operations.

People at the GEA Group

The success of your company is the result of the efforts of 19,560 employees. Each individual's contribution is important to the overall result. Our employees and managers are the people who make a difference and increase the value of your company. In recognition of this performance, we have decided to distribute around one percent of earnings before tax to our 19,560 staff members. In the summer of both 2006 and 2007, we offered senior management the opportunity to purchase GEA Group Aktiengesellschaft shares with their own money and to thereby participate in a three-year value-enhancement program based on performance relative in relation to the MDAX share index. This also gives a greater incentive to our managers to act with a long-term perspective.

Outlook

The Group is mainly benefiting from its increasingly global presence in dynamic growth markets such as Eastern Europe, Asia and South America. However, stable growth in industrial countries is also contributing to this positive development. Global population growth, rising household incomes, particularly in emerging countries and growing demand for processed food, medicine and energy, will continue to ensure the Group enjoys stable growth in the future.

We expect that our largely economically robust business portfolio will deliver growth in new orders, from today's high level, of 5 to 10 percent in the 2008 financial year, excluding acquisitions. We are assuming sales growth of around 10 percent, due to the high level of the order book. Operating earnings in the core segments will continue to grow faster than sales. We are expecting an increase of between 70 and 80 basis points in the EBIT margin.

From today's perspective, the overall positive growth will continue in 2009. Given further sales gains of 5 to 10 percent, we anticipate an EBIT margin of over 10 percent for the core segments.

The expected improvement in earnings, accompanied by a rising net interest expense and an approximately 20 percent cash tax rate, will result in cash flow – before investments, before financing of rising business volume and before cash outflows associated with the Plant Engineering business – of at least EUR 350-400 million. We aim for a net debt to group equity ratio of around 50 percent (excluding pension provisions). This implies a clear orientation to acquisitions or further share repurchases, respectively, in 2008 and 2009.

I would like to thank you, our shareholders, also on behalf of my Executive Board colleagues, for the trust you have placed in GEA by owning its shares. We regard this as an obligation on our part for our future work.

Yours,

Jürg Oleas
Chairman of the Executive Board





Inner strength

Drawing on its inherent strengths, the GEA Group develops its potentials for profitable growth. The extensive process technology product portfolio covers a broad range. Balanced in terms of regions, the GEA Group is well positioned in dynamic growth markets worldwide.

The corporation's products, processes and technologies meet essential user demands and requirements: they enable sustained growth by combining superior performance with the prudent, efficient utilization of resources. This is also underlined by the individual solutions our Thermal Engineering Division is fielding – solutions that draw on decades of experience in the field of dry and wet cooling.

As a pioneer in the cooling of power plants and chemical processes, the division is globally positioned, and ranks among the market leaders. Operating within the network of the Group companies, the division is a dedicated specialist in the areas and sectors it serves. Committed to the continuous further development of products, the aim is to make cooling processes ever more efficient, while ensuring even more sustainable use of natural resources.

Packing inside a cellular cooling tower of the Thermal Engineering Division.
The cellular cooling tower shown here is part of a petrochemical plant in Antwerp, Belgium.



GEA Group's Shares

General sentiment in the international equity markets in 2007 continued to be upbeat. The German DAX stockmarket index registered the fifth significant gain in a row (+22 percent). The MDAX index of medium-sized German companies reached a new all-time high during 2007, although it closed the year with an increase of only 5 percent. The shares of GEA Group Aktiengesellschaft rose by 39 percent compared with the 2006 year-end price and closed the year at a price of EUR 23.80 on December 28, significantly outperforming the comparable MDAX index.

Following a timid start of the year and after reaching a share price low of EUR 16.23 on March 5, GEA Group Aktiengesellschaft's share price reached an interim year-high of EUR 26.66 in July. It then fell back to EUR 20.86 in August, in line with the general weakness in the equity markets. Subsequently, the share outperformed the MDAX and reached its year-high on October 25, 2007 at EUR 28.10. It fell temporarily to a price below EUR 21 in line with the following general correction in equity markets and closed at a price of EUR 23.80 on December 28.



170 %
160 %
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130 %
120 %
110 %
100 %
90 %
80 %
MDAX
GEA Group
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar

The weak development of the stock markets in evidence since November continued in the first two months of the following year. Especially mid and small caps in the machine building and mechanical engineering sector were strongly affected, in spite of the continuation of very favorable order situation.

Against this market backdrop and following a low-key outset in the first two weeks of January, the shares of GEA Group Aktiengesellschaft performed well when gauged by the comparable MDAX index and closed at EUR 21.59 on February 29, 2008.

The market capitalization of GEA Group Aktiengesellschaft amounted to EUR 4.4 billion at the end of 2007, based on a total of 184.0 million shares. At the end of the previous year its market capitalization was EUR 3.3 billion. According to the league table used by Deutsche Börse AG, which only takes free floats into account, GEA Group Aktiengesellschaft had the 38th largest market capitalization of all German companies in 2007, after taking 42nd place in the previous year. In terms of trading volumes, the share of GEA

Group Aktiengesellschaft advanced from 45th place in 2006 to 38th place in 2007. At 1.7 million shares, average daily turnover in 2007 was in excess of the volume traded in the previous year (1.1 million shares). The vast majority of these trades was settled through the XETRA electronic trading system.

The company held 6,421,002 treasury shares as of December 31, 2006. Thereof 6,231,002 shares were called in as of July 31, 2007. The remaining 190,000 shares, which were originally intended for an employee stock program and which could not be called in as a consequence, were sold in the capital market. During the further course of the year, GEA Group Aktiengesellschaft repurchased a further 4,152,771 shares and subsequently called them in, as part of the share repurchase program performed between September 24, 2007 and December 20, 2007. As a consequence there were 183,982,845 shares in circulation as of December 31, 2007. GEA Group Aktiengesellschaft held no treasury shares as of December 31, 2007.

According to their most recent announcements as per the German Securities Trading Act (WpHG), Allianz AG and the Kuwait Investment Office hold 10.6 percent and 8.2 percent respectively of all shares and are consequently the largest single shareholders. Their percentage shareholdings have increased slightly since the previous year due to the calling-in of shares.

The GEA Group's participation in 15 roadshows, 410 one-on-one meetings and 15 capital markets conferences represents a considerable overall increase compared to 2006 and underlines the intensive nature of its investor relations work.

GEA Group's shares: Key performance indicators	Q4 2007	Q4 2006	Q1-Q4 2007	Q1-Q4 2006
Shares in issue at December 31 (million)	184.0	194.4	184.0	194.4
Number of shares at December 31 (million)	184.0	187 9	184.0	187.9
Average number of shares (million)	185.8	187 9	187.3	187.9
Share price at December 31 (EUR)	23.80	17.07	23.80	17.07
Share price high (EUR)	28.10	17.07	28.10	17.07
Share price low (EUR)	20.29	13 72	16.23	10.97
Market capitalization at December 31 (EUR billion) [1]	4.38	3 32	4.38	3.32
Earnings per share (EUR)	-	-	1.51	-1 53
thereof on discontinued operations (EUR)	-	-	0.16	-2.53
Adjusted earnings per share (EUR) [2]	-	-	1.90	-
Dividend (EUR) [3]	-	-	0.20	-

1) on the basis of shares in issue
2) adjusted for the prior tax effect of the german corporate tax reform
3) dividend proposal
Prices: XETRA closing prices



Focused and value oriented

Utmost reliability in details inspires confidence in large-scale projects and undertakings. The GEA Group's engineers and managers are solidly committed to this principle. And the corporation's success on the stock market confirms this approach. The increasingly value based growth of the GEA Group is geared to clearly defined concepts and ideas: better performance by peer group comparison and average market performance, technology leadership and reliability for investors, customers and employees. The development of the GEA Group is driven by people who think and act in an entrepreneurial manner, carry responsibility for the results of their work and value success based on customer satisfaction. Our people are personally committed to attaining the best possible performance at all times. Sustainable, consistent value for stakeholders is not generated by the pursuit of mere size or volume, but by the commitment to achieve exceptional and valuable results.

The decanters of the Mechanical Separation Division also stand for exceptional performance. Centrifugal separating technology is a key technology that is instrumental in producing food, providing energy, or combating disease. In addition to making our life safer and more convenient, this technology delivers active contributions to environmental protection. Utilizing our products, the relevant applications fully meet the regulations of the International Maritime Organization (IMO) for the protection of the sensitive ecosystems of the world's oceans, for example.



Plate package in a separator drum and an installation with two separators.





Hartmut Eberlein Jürg Oleas Niels Graugaard

Executive Board of GEA Group Aktiengesellschaft

Jürg Oleas, Chairman of the Executive Board

Jürg Oleas, a Swiss national born on December 8, 1957 in Quito/Ecuador, was appointed Chairperson of the Executive Board of GEA Group Aktiengesellschaft with effect as of November 1, 2004. His period of office runs until December 31, 2010. Jürg Oleas has been a member of the company's Executive Board since May 1, 2001. He is responsible for the new Energy and Farm Technology segment. He is as well Industrial Relations Director.

Hartmut Eberlein, CFO

Hartmut Eberlein, a German national born on August 14, 1952 in Wesel, has been a member of the Executive Board of GEA Group Aktiengesellschaft since December 1, 2005. He was appointed CFO as of January 1, 2006 and his period of office runs until November 30, 2008. Besides his role as CFO, Hartmut Eberlein is also responsible for the "Other" segment.

Niels Graugaard, Executive Board member

Niels Graugaard, a Danish national born on February 4, 1947 in Copenhagen, has been a member of the Executive Board of GEA Group Aktiengesellschaft since August 1, 2007. His period of office runs until July 31, 2010. Niels Graugaard is responsible for the new Process Technology segment.

Management Report

Aggregation of Group and parent company in the Management Report

As a strategic management holding company, GEA Group Aktiengesellschaft performs a management function within the GEA Group. It maintains profit and loss transfer agreements with key subsidiaries in Germany. GEA Group Aktiengesellschaft also provides centralized financial and liquidity management. Because the business performance, economic position and the opportunities and risks of future development of GEA Group Aktiengesellschaft cannot be separated from the business performance, economic position and the opportunities and risks relating to the future development of the GEA Group, we have aggregated the management report of GEA Group Aktiengesellschaft with that of the GEA Group, pursuant to § 315 Paragraph 3 of the German Commercial Code (HGB). Unlike the consolidated financial statements based on IFRS, the single-entity financial statements of GEA Group Aktiengesellschaft are based on the German Commercial Code, supplemented by the German Stock Corporation Act (AktG).

Organization and structure

Strategic guiding principles and segmentation of the Group

The GEA Group is managed according to four strategic guiding principles:

- Market leadership: GEA Group's units concentrate on their relevant core technologies and basically occupy first or second position in their global sales markets.

- Technological leadership: GEA Group promotes a distinctive innovation culture, which allows it to constantly renew its technological leadership.

- Profit-orientation: GEA Group prioritizes profitability before volumes and stands for consistent portfolio management as well as strict cost management.

- Calculated risks: active risk management, stability through diversification and concentration on stable markets for the future are binding requirements for all GEA Group business units.

GEA Group segmented its activities by risk profile into four segments until the end of 2007.

Customized Systems segment
Standardized components and customer-specific systems are manufactured in the Customized Systems segment. These are planned and realized by the company's own engineering departments, or in co-operation with external engineering offices. The segment comprises the Air Treatment and Refrigeration divisions.

Process Equipment segment
The Process Equipment segment is a leading equipment provider to the process engineering and dairy industries and has a high degree of vertical integration. The divisions in this segment – Process Equipment, Mechanical Separation and Dairy Farm Systems – develop and deliver components, systems and process plants.

Process Engineering segment
The Energy Technology and Process Engineering divisions make up the Process Engineering segment. This successful business model is formed by both own engineering and the global production of know-how-intensive core components in key markets. Features of orders in this segment are long throughput times and the frequent inclusion of installation services and commissioning of plant.

"Other" segment
The "Other" segment comprises mainly the Gas Cleaning division, Ruhr-Zink and GEA Group Aktiengesellschaft.

Holding company

GEA Group is organized as a group of divisions under a strategic management holding company, the stockmarket-listed GEA Group Aktiengesellschaft. The holding company performs important general functions for the whole group. These are centralized financial management, group accounting, group financial planning and reporting, the overarching coordination of strategic, tax, legal and personnel issues, as well as supply management, communications, investor relations, mergers & acquisitions and internal audit.

Operating activities

Description of operating activities and competitive position

The GEA Group covers a wide range of technologies within its core competency of process engineering. It does not have any directly comparable competitors.

Customized Systems	Process Equipment	Process Engineering	Other
Air Treatment	Process Equipment	Energy Technology	Gas Cleaning
Refrigeration	Mechanical Separation	Process Engineering	Ruhr-Zink
	Dairy Farm Systems		Other equity investments

The product range in the Air Treatment division comprises both centralized and decentralized solutions for heating, cooling and ventilation systems for the European market. This equipment is used, for example, in hotels, public buildings, retail and commercial real estate, leisure facilities and production workshops. Complete air-conditioning and cleanroom systems are offered for the pharmaceutical, computer and electrical-engineering industries and for hospitals. One specialist field is air filtering technology (separators, filters and even complete filtering plants), which is used in areas such as the automotive industry, building engineering and in various aspects of process engineering. The Air Treatment division is one of Europe's largest providers, currently occupying second place in a highly fragmented market.

The Refrigeration division is active in the field of the industrial cooling of processes and products. The product range is based on the core components of reciprocating compressors and screw compressors, condensers and valves, which, together with other refrigeration-cycle components and devices, form a part of complete refrigeration plants and complex systems. The main areas of use are the quality-assured processing, storage and transportation of food. There are also a number of applications in the chemical and pharmaceutical industries, in ship refrigeration and, increasingly, in the leisure industry (e.g. indoor ski facilities). The division was strengthened during the reporting year by the acquisition of Aero Heat Exchanger Inc., which is based in Richmond (British Columbia), Canada. The company is a leading North American manufacturer of refrigeration systems for the food industry and it represents a significant expansion of the division's range of products and services. It is one of the world's market leaders in the industrial refrigeration technology market.

The Process Equipment division produces, among other things, machinery and equipment used for optimizing heat utilization, machine and equipment cooling and various special technological applications. Compact heat exchangers (e.g. welded, bolted and soldered plate heat exchangers, intercoolers for diesel engines and generator coolers) and tube bundle heat exchangers (e.g. transformer oil coolers for energy technology and heat exchangers for petrochemical applications) are the traditional products manufactured. Valves and pumps are liquid-processing components used by dairies, breweries and the pharmaceutical industry. Dairies are the principal customers for homogenizers. This division claims either first or second position worldwide in the vast majority of its markets.

The Mechanical Separation division develops, manufactures and markets separators and decanters. These are centrifuges used to separate solids from liquids, or with which liquid mixtures can be separated while simultaneously throwing off solids. Its core expertise lies in its technically sophisticated and heavily-patented process engineering. The broadly based range of applications includes, among other things, the food industry (milking and drinks technology, cooking oils and fats), industry and environmental technology and the oil and shipbuilding industries. The division is the global market leader in centrifuge separation technology.

Technologies supporting the production and storage of milk are the focus of operating activities in the Dairy Farm Systems division. They offer global support for the entire milk production process for customers, including cowshed hygiene, refrigeration technology and veterinary care. The product range addresses all sizes of herd and all customer requirements, including, for instance, the latest computer-controlled feeding and herd management technology. The division has very recently also started to offer fully automated milking equipment (milking robots), particularly in Europe. The division was strengthened during the reporting year by the acquisition of J. Houle & Fils Inc. in Drummondville (Québec), Canada. Houle is a leading company in North America in the market for the construction, manufacturing and selling of liquid manure disposal systems, manure disposal systems for cowsheds and cowshed constructions with related internal equipment. The Dairy Farm Systems division is the world's number two in its markets.

The Energy Technology division is a pioneer and one of the world's market leaders in industrial process cooling by air. The principal product groups are direct and indirect dry cooling systems – which are used in power plants, waste incineration plants, biomass plants and wet cooling systems. Air-cooled heat exchangers are also manufactured and used as process coolers, mainly in the chemical and petrochemical industries. Global market volumes for the Energy Technology division's products are experiencing constant growth as a result of strong demand from China, South Africa and the Middle East. The opening of two new plants in China and Qatar allows the division to benefit directly from this trend.

The Process Engineering division plans and creates solutions and equipment for the process technology area. Liquids processing, powder processing and drying technology and equipment for the pharmaceuticals industry are the main areas of activity of the Process Engineering division. It occupies leading positions in all of these areas in the global market. Liquid processing activities include integrated process lines for dairies and breweries. The product portfolio was expanded during the reporting year through the acquisition of Procomac S.p.A in Parma, Italy. The company is a leader in the area of the aseptic filling of PET bottles for high-quality beverages. In particular, the division services the food industry, the dairy business, the chemical and pharmaceuticals industries and the biotechnology industry. Since there is an increasing degree of specialization among companies that supply the pharmaceuticals and cosmetics industries, a number of companies in the Process Engineering division will be transferred and brought together in a new Pharma Systems division from 2008 as part of the new GEA Group structure (please refer to page 47 et seq.).

The Gas Cleaning division offers tailored system solutions for producers or constructors of entire plants from the nonferrous metals, chemicals, iron and steel, cement and glass industries. The extensive technology range includes dust extraction, the dry and wet removal of gaseous pollutants from process gas, heavy metal separation, the reduction of acidic gas particles, dioxins and furans and other emission relevant components of discharge and exhaust gas.

Internal control system

The key performance benchmark at GEA Group is EBIT margin growth. Improving the working capital to sales ratio is of similar importance. Particular attention is consequently paid to both value-drivers as part of the internal control system. The EBIT margin is a key indicator in this system for measuring improved profitability at the operating unit level. Business progress is discussed at the holding level at Jour Fixes held at least once per quarter with the subordinated units. Extended board meetings are also convened regularly, which are attended by both the Executive Board and divisional managers. The Executive Board then uses this as a basis to instigate prompt corrective action against any negative impact signaled by the relevant value-drivers.

The Group's internal control system is rounded out by the restructuring of the managerial remuneration system. EBIT, the EBIT margin and working capital in relation to sales create the basis of measurement for variable salary components as part of this system. This measurement ensures it is oriented to growth in the value of the company.

Production

GEA Group's activities are focused primarily on medium-sized specialty mechanical engineering companies based around the key technologies of heat exchange and the separation and mixing of solid, liquid and gaseous substances. Machinery and plant for the food and beverages industries, the energy sector and the chemical and pharmaceutical industries are produced mainly to order. Flexible production design ensures short throughput times, low cost structures and low capital tie-up. The GEA Group is pursuing a relentless expansion of production capacity in growth markets. For instance, two plants for process cooling products were opened in 2007, in China and Qatar. Due to the leap in demand for plate heat exchangers in North America, a plant was opened in the US following a very brief construction period. All types of plate heat exchanger included in GEA's program can now be produced and supplied from this plant. The expansion of production capacities allows GEA Group to follow its major customers' entries into new markets, provides greater protection from global currency fluctuations and exploits more favorable cost structures with respect to production, purchasing and logistics. The Group's growing regional presence, which results from maintaining locally-based companies, strengthens GEA Group's long-term market position in these profitable markets.

Research and development

Constant, ongoing innovation is essential in securing the long-term market success of a technology company. The Group's innovative strength ensures that it retains its technology leadership position. The rapid conversion of development ideas into products and processes that can be launched in the market is an important factor behind the success of the company's leading position and its future growth. It gives rise to efficient products and systems that offer optimum value for money and, in conjunction with a complementary range of services, delivers critical value-added for the customer.

The Group-wide innovation competition for new products is a key factor in enhancing the innovation capabilities and focus of our corporate culture. Each division submits one finalist and the three winning divisions are rewarded with a total of EUR 1.5 million. The prize money goes into the relevant development budgets with the aim of giving the innovative solutions a boost that will make them ready to launch in the market. The Process Engineering won the prize in 2007 with a new process to save energy during the distillation process involved in alcohol production, which allows between 40 and 50 percent of the energy used to be saved by comparison with conventional processes. This generates both cost advantages for customers and a significant reduction of CO_2 emission for the environment. There is also a similar competition in place at GEA Group for process optimization, which was won by the Mechanical Separation division in 2007 with its "Simultaneous Cost Calculation" in the design process.

The Group-wide "i²m" Ideas & Improvement Management scheme, which was introduced in 2007, allows various instruments to be brought together to form a promising improvements system. This entailed expanding the Operating Suggestions Scheme, which existed in some Group companies, into an efficient ideas management system. It now allows the innovative abilities of each individual employee to be harnessed in the most efficient way and it provides additional ideas for the research and development departments to implement.

The overall innovative strength of GEA Group is also evident from the number of patents filed during the course of a year. A total of 87 new patents were filed in the continuing business operations in 2007 (2006: 69). GEA Group had a total of 418 members of staff in research and development (R&D) in 2007, compared with 399 in 2006. R&D expenditure amounted to EUR 72.6 million, compared with EUR 68.2 million in the previous year. This equates to an R&D investment by the GEA Group equivalent to 1.4 percent of sales in 2007 (2006: 1.6 percent).

Procurement

The procurement challenges we faced in 2006 repeated themselves last year: the high level of capacity utilization at GEA Group's key suppliers, which reflected the economic background, coupled with a continuation of the tight overall situation in raw materials procurement.

Raw material prices stabilized compared with 2006, although they remain at a very high level. Prices important to the GEA Group developed as follows compared with 2006: aluminum -4 percent, copper -1 percent, stainless steel unchanged, carbon steel +17 percent. A slight easing in the prices of these materials is expected for 2008, although there is still a risk that volatility will remain high. The impact of major price fluctuations is reduced by way of prudent procurement analyses and a detailed evaluation of raw materials markets within the purchasing organization. We are coordinating the agreement of long-term master agreements for procurement activities across the Group.

The approval of suppliers in many regions of the world, particularly in Asia, plays an important role in reducing procurement costs. GEA Supply Management's international coordination activities are having a positive impact in this respect. Besides the procurement of components, various projects in the logistics and travel management area have also made an important contribution to reducing purchasing and process costs. Above and beyond this, great value is placed on improving the quality of the data available and on Web-based purchasing tools, which allow further purchasing gains to be extracted.

Environment

The technology areas in which GEA Group is active are extremely energy-intensive, as a rule. This gives rise to a special climate policy and environmental responsibility for the Group. With its innovative products, GEA Group stands for a successful symbiosis between economic and ecological efficiency. Our measures geared to the protection of the environment exceed statutory requirements in many areas. This is evidenced by the DIN EN ISO 14001 environmental certificates that have been awarded to GEA Group's own production following the implementation of various measures. Cutting-edge, production-integrated environmental protection, conservation of resources, integrated materials management and comprehensive health and safety regulations are a matter of course at all companies in the GEA Group engaged in manufacturing activities. Production waste is sorted and recycled wherever possible. Additional environmental burdens are avoided as far as possible by the use of exhaust air filters, collecting containers, or the treatment of process fluids.

GEA Group regards itself not as part of the problem within the current environmental debate, but as part of the solution to many of the challenges we face in the future. Energy efficiency is a major factor determining the total cost of ownership and, consequently, a key design criterion in many plants and equipments. Besides operating performance, reducing energy consumption is one of the most important development objects for all new projects.

GEA Group participated in the Carbon Disclosure Project (CDP) in 2007 and provided detailed information about clean air schemes. CDP is an independent non-profit organization, which currently includes 385 (February 2008) institutional investors such as Merrill Lynch, Goldman Sachs, Morgan Stanley, AIG Investments, Barclays and HSBC. These investors together manage assets exceeding USD 41 trillion. The survey included questions about companies' strategies relating to climate change and company-specific greenhouse gas emissions. It was subsequently made available to potential investors. The days when ecology and business were contradictory objectives are long since passed in the process technology sector. Where any order is concerned, GEA Group regards itself as responsible, in cooperation with the customer, for ensuring that both aspects receive balanced treatment. Our customers make a key contribution to climate protection by opting for and utilizing GEA Group machinery and equipment, for example, when deciding to use natural refrigerating agents. Although the amount of capital spending on refrigeration systems that use natural refrigerants may be higher than on other systems, their operating costs are much lower owing to greater efficiency, longer useful life, lower maintenance costs and the lower cost of procuring and disposing of the refrigerant. GEA Group is also one of the leading providers of gas cleaning. This equipment allows our customers to significantly reduce their emissions. Westfalia Separator's clarifying decanters are used increasingly successfully to dehydrate sludge in drinking-water purification plants. The utilization of biomass as a raw material for polymer chemistry and for the pharmaceutical, basic materials and food industries, is equally promising. GEA Group is broadly positioned and a global leader in central technologies such as evaporation, crystallization, drying and distillation and mechanical separation technology.

GEA Group is intensively engaged in the sparing use of resources both out of its sense of responsibility as a pioneer company and as one of the world market leaders for industrial air cooling. The central idea of using air as the coolant, instead of water, conserves groundwater resources and avoids warming natural watercourses. South Africa is not the only location where this cooling method allows power plants to be constructed directly next to raw materials deposits, in regions where water is in scarce supply. It thereby avoids the environmental pollution caused by additional logistics.

GEA Group engages regularly in discussions about climate change in the corporate magazine "GENERATE" and shows how the Group's entire product portfolio comprises innovative products and processes that can be utilized around the world to combine operating efficiency with the highest level of environmental tolerance. Emission volumes and energy consumption are also relatively low in the machine building area.

Economic environment

The global economy was characterized by a consistently high level of growth in both 2005 and 2006. According to data produced by the ifo Institute in Munich, this growth continued in 2007 at a rate of 5.2 percent, although there was a slight slowdown in the second half of the year. Economic risks have recently risen significantly due to the turbulence in international financial markets.

The real estate crisis, which was precipitated by massive defaults and write-downs, transferred directly into international financial markets. The US central bank, the Federal Reserve, subsequently cut its key interest rate, the Fed funds rate, by a total of 2.25 percentage points to 3.0 percent in a series of steps between September 2007 and January 2008. The European Central Bank (ECB) reacted by deferring an expected interest rate rise in September and kept its key rate at 4.0 percent, a level to which it had been raised in June 2007. In their autumn survey, the leading German economic research institutes continued to identify particularly dynamic growth in emerging economies, particularly in Eastern Asia. In the Eurozone and Japan, which had witnessed the continuation of strong GDP growth into 2007, the underlying trend of economic growth weakened for the first time.

Excellent growth continued in the German mechanical engineering sector during 2007. According to figures produced by the German Engineering Federation (VDMA), real production growth was 11 percent. Total production volumes have risen by over EUR 50 billion since 2004. Sales increased by around 13 percent to approximately EUR 193 billion. Capacity utilization in the German mechanical and plant engineering sector averaged 92 percent in 2007 (previous year: 91 percent).

According to VDMA figures, sales in Germany grew by 12 percent (January to November) as a result of the high level of capacity utilization and investors' positive expectations for the German economy overall. Therefore investment volumes of German mechanical engineering companies were over EUR 5 billion in 2007, representing a 40 percent increase relative to 2003. Exports also experienced strong growth with a rise of 18 percent. The sector in Europe continued to benefit from catch-up demand from Eastern Europe and Russia, as well as from strong growth in the EU countries. Belgium, Denmark, Finland, Greece, Portugal and Spain experienced continuous growth of over 20 percent. Total exports of machinery to Europe expanded by almost 17 percent. Exports to Asia rose by 8 percent, while those to the US fell by 1.9 percent.

Discontinued operations

The disposal of the discontinued operations of the former Plant Engineering segment was concluded in 2007.

The Lurgi division was sold to the French Air Liquide Group with effect as of July 20, 2007, following the signing of a share purchase agreement with the acquiring Air Liquide group companies on April 17, 2007. Earnings before tax of EUR 216.3 million reported for the Lurgi division include earnings before tax of EUR 9.3 million reported for the first seven months of the financial year and a pre-tax disposal gain of EUR 207.0 million. This amount includes transaction costs and provisions for purchase price adjustment mechanisms and representations and warranties included in the share purchase agreement. The Lurgi transaction also includes key activities of the Zimmer division transferred to a subsidiary of Lurgi AG at the end of the 2006 financial year.

Following the signing of a share purchase agreement with the Austrian A-TEC Group regarding the disposal of Lentjes GmbH on May 2, 2007, the European Commission unconditionally approved the transaction on December 5, 2007. The transaction was closed on December 21, 2007. The earnings of the Lentjes division mainly comprise a consolidated pre-tax loss of EUR 179.7 million reported by Lentjes GmbH and its subsidiaries on a predisposal basis, and a loss of EUR 19.0 million reported in the 2007 financial year relating to the order book of LL Plant Engineering AG (previously incorporated as Lurgi Lentjes AG) and its other subsidiaries. These losses resulted from problems in processing long-term construction contracts that resulted in project acceleration costs, contractual liquidated damages for delays and plant availability and unbudgeted cost increases, particularly in the area of plant assembly.

The earnings before tax Lentjes reported also include losses from the disposal of Lentjes GmbH, transaction costs and provisions for potential risks arising from the representations and warranties included in the share purchase agreement.

The result from the discontinued operations also contains income from the release of a provision, which relates to the risk of being required to repay an amount received for the construction of a carpet recycling plant.

Group business performance (Continuing operations)

New orders

New orders (EUR million)	2007	2006	Absolute change	Change in %
Customized Systems	1,027.7	877.8	149.9	17.1
Process Equipment	1,738.5	1,448.2	290.3	20.0
Process Engineering	2,666.0	2,264.2	401.8	17.7
Total	**5,432.2**	**4,590.1**	**842.0**	**18.3**
"Other" and eliminated	362.2	387.8	-25.5	-6.6
GEA Group	**5,794.4**	**4,977.9**	**816.5**	**16.4**

GEA Group reported an increase in new orders in continuing operations to EUR 5,794.4 million in spite of the declared focus on earnings strength and the associated rise in respective price quality. The Group is benefiting from its increasingly global presence in dynamic growth markets such as Eastern Europe, Asia, and South America. However, stable growth in industrial countries has also contributed to this pleasing progress. Acquisitions contributed EUR 135.3 million to this growth. Changes in exchange rates had a impact of around EUR -124.2 million (previous year: EUR -6.4 million) on this growth.

The acquisition of the UK company Denco in the fourth quarter of 2006 made a positive contribution to growth at the Air Treatment division within the Customized Systems segment. Rising market shares in Western Europe and intensive market coverage in Eastern and Southeastern Europe, which resulted from the renewal of the product range in 2006, also had a positive impact on this division. The refrigeration division benefits from growing demand for industrial refrigeration technology in the key markets of food and chem-

New orders by quarter (EUR million)


1,870.7
1,276.1
1,266.3
1,381.3
2007
1,223.0
1,042.3
1,235.4
1,477.2
2006
Q 1
Q 2
Q 3
Q 4

icals. Greater environmental awareness among customers resulting from climate change continues to make itself evident in growing replacement investments in the division's modern refrigeration equipment. The acquisition of the Canadian company Aero Freeze Systems contributed 2.0 percentage points to the rise in new orders.

The Process Equipment segment reported the Group's highest percentage growth rate in the 2007 financial year. Growth adjusted to exclude the effect of acquisition J. Houle & Fils amounted to 17.9 percent. The Process Equipment division benefited from persistently strong demand – especially for plate heat exchangers and homogenizers – from the food industry, the petrochemical sector and the secondary energy market. This reflected the fact that constant rises in the price of oil led to greater levels of reinvestment in the petrochemical industry, as well as vigorous levels of shipbuilding activity, particularly in Asia. With the start of production in the third quarter at the new plant located at York in the United States, the North American sales market can now be supplied with all types of plate heat exchangers directly from the US dollar currency zone. Besides continued demand from the food and shipbuilding industries, as well as the petrochemical industry, the energy, pharmaceutical and waste water treatment sectors provided further growth in the Mechanical Separation division, particularly in the BRIC (Brazil, Russia, India and China) states, as well as in Eastern Europe. The global rise in the price of milk supported the propensity to invest in high-quality, professional milking systems in the Dairy Farm Systems division. In particular, innovative, customer-oriented products opened up new markets for the division. The acquisition of J. Houle & Fils and the acquisition of the global license for the "T!TAN" (milking robots) automatic milking system of the Dutch company PUNCH Technix have provided an expedient addition to the portfolio of the Dairy Farm Systems division. The good market position was defended in Western Europe and further expanded in North America through the acquisition of J. Houle & Fils. The division achieved a high level of growth in Eastern Europe in particular.

The Process Engineering segment has also strengthened its focus on order quality in the 2007 financial year. Despite rising demand for power plants and process equipment, high raw materials prices and limited engineering capacities affected customers, who themselves were running at full capacity and frequently fed through to delays in placing new orders. The outstanding order for the Energy Technology division was the order for the direct dry air cooled condenser for what is to be the world's largest air-cooled powerplant (6 x 800 MW) located in Medupi in South Africa. This order ensures that our production capacities in Johannesburg will enjoy long-term utilization. Our process cooling business for the petrochemical industry also reported continued high growth. In this area too, the high oil price is contributing to unabated investment in natural gas production and processing for gas transportation. Expanded production capacities in China and Qatar are allowing the division to produce directly in these high-growth and important energy and petrochemical, regions. Dairy and chemicals markets reported particularly good growth for the Process Engineering division in the 2007 financial year. China, in particular, continued to make an excellent contribution to the division's growth. Strong global demand for milk powder has further enhanced the division's leading position in the area of industrial drying technology. The acquisition of the Italian company Procomac expands the division's product portfolio in the beverages industry area. The acquisition contributed 3.8 percentage points to the segment's growth.

In the "Other" segment, the Gas Cleaning division continued to benefit from rising environmental requirements for industrial companies around the world. Besides new business, existing industrial plant is also being optimized using the division's technologies.

Sales

Sales (EUR million)	2007	2006	Absolute change	Change in %
Customized Systems	995.9	827.1	168.8	20.4
Process Equipment	1,565.4	1,374.6	190.8	13.9
Process Engineering	2,242.7	1,773.5	469.2	26.5
Total	**4,804.0**	**3,975.1**	**828.8**	**20.9**
"Other" and eliminated	394.6	371.1	23.5	6.3
GEA Group	**5,198.6**	**4,346.2**	**852.4**	**19.6**

Sales by region (EUR million)


2007
2006
957.9
922.1
Germany
2,044.1
1,600.3
Europe
1,000.8
801.7
Americas
1,069.4
889.9
Asia, Oceania
126.4
132.3
Africa

Sales increased in 2007 to significantly above EUR 5 billion. This growth corresponds to an improvement of 19.6 percent compared with the previous year. Acquisitions accounted for EUR 156.0 million of this growth. The effect from exchange rates amounted to EUR -75.1 million (previous year: EUR -7.5 million). In the Process Engineering segment, in which order lead times are significantly longer, the sharp rise in new orders in 2006 is having a beneficial effect, though with a time lag. In the "Other" segment, Ruhr-Zink failed to reach the level of the previous year due to the almost halving of the price of zinc during the course of the year.

Order Book

Order book (EUR million)	12/31/2007	12/31/2006	Change (absolute)	Change (%)	In months [1] 2007	2006
Customized Systems	263.9	229.2	34.7	15.1	3.2	3.3
Process Equipment	544.2	382.6	161.6	42.2	4.2	3.3
Process Engineering	1,839.9	1,428.0	411.9	28.8	9.8	9.7
Total	**2,648.0**	**2,039.9**	**608.1**	**29.8**	**6.6**	**6.2**
"Other" and eliminated	50.7	45.3	5.4	12 0	1.5	1 5
GEA Group	**2,698.7**	**2,085.2**	**613.6**	**29.4**	**6.2**	**5.8**

1) Order book at year-end in relation to sales; calculation based on 30 days per month and 360 days per year

A strong rise in business volume has resulted in a significantly higher order book at GEA Group as of December 31, 2007. At 29.4 percent, it is far above the rise in either new orders or sales. The related extension of order lead times to a calculated 6.2 months (previous year: 5.8 months) ensures a high degree of capacity utilization at GEA Group until well into 2008. Acquisitions contributed EUR 74.1 million to the order book as of the balance sheet date.

Results of operations

GEA Group achieved significant increases last year in both consolidated earnings before interest and tax (EBIT) and the EBIT margin. All segments contributed to this growth. The acquisitions generated EBIT of EUR 11.1 million. The Groups EBIT contains EUR -3.4 million (previous year: EUR -34 thousand) as a result of exchange rate effects.

(EUR million)	EBIT 2007	EBIT margin (%)	EBIT 2006	EBIT margin (%)	Change in EBIT (absolute)
Customized Systems	77.1	7.7	56.8	6.9	20.3
Process Equipment	208.0	13.3	154.0	11.2	53.9
Process Engineering	149.6	6.7	110.3	6.2	39.3
Total	**434.7**	**9.0**	**321.2**	**8.1**	**113.6**
"Other"[1]	25.5	6.5	8.8	2.4	16.7
Holding	-38.0	-	-31.8	-	-6.2
GEA Group EBIT	**422.2**	**8.1**	**298.2**	**6.9**	**124.0**

1) including effects of consolidation

The Customized Systems segment reported a moderate EBIT margin growth in both of its divisions, Refrigeration and Air Treatment. In the Air Treatment division, higher demand in Western Europe and manufacturing productivity improvements were responsible for the higher profitability. In addition, the integration of the Denco Group, which was acquired in 2006 and of ISISAN, had an positive impact on divisional earnings.

The Refrigeration division further expanded its market position and gained market share. Further efficiency improvements in the production area were also achieved. Both effects resulted in an improvement in both absolute earnings and the EBIT margin.

The Process Equipment segment raised profitability in 2007. The Process Equipment division's improvement in profits mainly reflects strong demand from the energy technology sector, the petrochemical industry and shipbuilding. The higher earnings resulting from strong demand more than offset the significant start-up costs for the new production facility in the US.

Mechanical Separation division benefited from the general high level of market growth in 2007 and it reported improvements in all areas of operation. This growth was particularly marked in the food industry market segment.

Higher demand in Eastern Europe for professional equipment and systems for milk collection had a particularly pleasing impact on earnings and profitability in the Dairy Farm Systems division. Greater demand in Asia for milk products continued to underpin investment in high-quality milking and cooling systems. Houle & Fils, which was acquired during the course of the year, made a significant contribution to earnings growth.

The Process Engineering segment boosted its EBIT margin to 6.7 percent in 2007. The Energy Technology division improved earnings in all business areas as a result of its high level of capacity utilization. The timely integration of local production in China and Qatar also led to an increase in profitability. This is particularly true given the further growth in demand for energy in China and demand for process cooling technology in the petrochemical industry in the Middle East. Earnings in the Process Engineering division were affected mainly by good growth in the chemicals industry and the markets for milk and beer. The brewhouse manufacturer Huppmann, which was acquired in the previous year, reported positive development in its first year of ownership by the Process Engineering division, as well as the Procomac Group, which was acquired in spring 2007.

In the "Other" segment, the Gas Cleaning division's earnings improved in absolute terms despite negative earnings effects from individual orders. Ruhr-Zink achieved earnings at approximately the level of the previous year. Process improvements introduced in last year are having a positive impact. These have offset the effects from the lower price for zinc.

The EBIT margin of the core segments has consequently improved by 97 basis points.

Key figures on results of operations (EUR million)	2007	2006	Change (absolute)	Change (%)
Sales	5,198.6	4,346.2	852.4	19.6
EBITDA	510.2	372.3	137.9	37.0
EBIT	422.2	298.2	124.0	41.6
Earnings before tax	370.5	253.7	116.8	46.0
Income taxes	-116.1	-66.3	-49.7	-75.0
Net income from continuing operations	254.4	187.4	67.0	35.8
Net income/loss on discontinued operations	29.1	-475.6	504.7	106.1
Net income/loss	283.5	-288.2	571.7	198.4

The EBIT for the Group includes depreciation and amortization of EUR 88.0 million (2006: EUR 74.1 million). The net interest expense of EUR 72.2 million (2006: EUR 65.3 million) contains, among other things, accumulated interest of EUR 28.3 million (2006: EUR 20.6 million) relating to pension plan obligations and supplementary healthcare benefit.

The income tax liability of EUR 116.1 million comprises current tax of EUR 67.4 million and deferred tax of EUR 48.7 million. This item includes valuation adjustments of EUR 68.2 million due to the reduction in the German rate of taxation. Net income from continuing operations consequently amounts to EUR 254.4 million, which translates into earnings per share of EUR 1.35.

Net income from discontinued operations was EUR 29.1 million. This corresponds to earnings per share of EUR 0.16. Consolidated earnings amounted to EUR 283.5 million, of which EUR 282.4 million is attributable to the shareholders of GEA Group Aktiengesellschaft. This corresponds to earnings per share of EUR 1.51.

Financial position

Summary cash flow statement (EUR million)	2007	2006	Change (absolute)	Change (%)
Cash flow from operating activities	181.1	114.3	66.8	58.5
Cash flow from investing activities	-108.8	-86.4	-22.4	-25.9
Free cash flow	72.3	27.9	44.4	159.3
Cash flow from financing activities	-50.0	-111.0	61.0	55.0
Gearing in %	-4.3	-39.0	-	-

Despite charges relating to the discontinued operations of EUR 136.6 million, cash flow from operating activities rose significantly compared with the previous year. The further significant increase in operating volumes in the core segments contributed to this. We also avoided a rise in the level of working capital relative to sales. Both the core segments and the "Other" segment contributed to this growth.

The cash flow from investing activities is affected to a large extent by the disposal of Lurgi. The cash inflow from the disposal of EUR 571.5 million was offset by cash outflows of EUR 484.9 million arising from the repayment of cash funds invested with the GEA Group. The invested cash funds relate mainly to prepayments received by Lurgi. More was invested than the previous year in both tangible and intangible fixed assets and in corporate acquisitions. Outgoing cash flows for investing in tangible and intangible fixed assets totaling EUR 139.4 million. This were EUR 39.4 million above those of the previous year. Spending on corporate acquisitions was EUR 55.8 million more than in 2006. The net cash outflow for the acquisitions of Houle & Fils Inc., the Procomac Group and Aero Freeze Systems Inc. amounted to EUR 76.6 million. The remaining payments relate to results-related purchase price payments in connection with past acquisitions.

Free cash flow, in other words, the sum total of cash flow from operating activities and cash flow from investing activities, increased by EUR 44.4 million year-on-year to EUR 72.3 million.

With respect to cash flows from financing activities, cash inflows arising from finance debt rose net by EUR 86.6 million. The reasons for the drawdown of cash funding included, among other things, the disposal of the Plant Engineering business, adoptions of losses from current orders in the Lentjes business and the financing of the share purchase program.

Finance debt at the GEA Group increased by EUR 121.1 million to EUR 218.4 million in 2007. Cash, cash equivalents and securities at the GEA Group fell from EUR 589.3 million (including externally invested liquid funds relating to the Plant Engineering business amounting to EUR 324.2 million) to EUR 279.7 million.

The net position as of December 31, 2006 presented in the following reconciliation includes cash, cash equivalents and securities relating to the former Plant Engineering segment. The 2007 movements in the net position (cash and cash equivalents + securities - bank debt) can be summarized as follows:

Reconciliation net position (EUR million)	
12/31/2006 (adjusted)	492.0
Disposal Plant Engineering including operational losses	-378.8
Impact of acquisitions on net position	-118.4
Share buy back	-100.3
Capital expenditure in tangible and intangible assets	-139.4
Increase in Working Capital	-94.1
Operating result	400.3
12/31/2007	61.3

As of December 31, 2007, banks had granted GEA Group credit lines to borrow cash funds of EUR 1,162.0 million. Of this amount, borrowings of EUR 218.4 million were utilized; this includes a long-term redeemable loan of EUR 12.4 million for the refinancing of an acquisition. The unutilized portion of the cash credit lines amounted to EUR 943.6 million, taking into account utilized bank debts. A key portion of these cash credit lines is a syndicated credit line with a volume of EUR 500.0 million, which was initially set up in 2005 and whose commitment was renewed as a "confirmed credit line" with a term of five years, as part of a repricing in July 2006 by a banking group consisting of 20 national and international financial institutions.

Please refer to the notes to the accounts (pages 86 et seqq. and 132 et seqq.) for detailed information about the maturity, currency and interest rate structure of debt.

Furthermore, the GEA Group had performance bonds, advance payment guarantees and warranty obligation guarantees of EUR 2,479.5 million available, EUR 1,165.8 million of which was utilized.

The GEA Group uses factoring and leasing. The obligations arising from leases and rentals are explained in section 9.2 of the notes to the consolidated financial statements.

Net assets

Summary balance sheet (EUR million)	12/31/2007	as % of total assets	12/31/2006	as % of total assets	Change (absolute)	Change (%)
Assets						
Non-current assets	2,349.0	49.5	2,248.9	45.4	100.1	4.4
thereof goodwill	1,299.7	27.4	1,250.8	25.3	48.9	3.9
thereof deferred taxes	364.9	7.7	431 8	8 7	-66.9	-15.5
Current assets	2,382.3	50.2	2,119.1	42.8	263.2	12.4
Assets held for sale	16.7	0.4	583.5	11.8	-566.8	-97.1
Total assets	**4,748.0**	**100.0**	**4,951.4**	**100.0**	**-203.5**	**-4.1**
Equity and liabilities						
Equity	1,413.7	29.8	1,261.5	25.5	152 2	12 1
Non-current liabilities	857.3	18.1	876.1	17.7	-18.8	-2.1
thereof deferred taxes	87.2	1.8	47.5	1 0	39.7	83.5
Current liabilities	2,477.0	52.2	1,870.8	37 8	606.1	32.4
Liabilities related to assets held for sale	0.0	0.0	943.0	19.0	-943.0	-100.0
Total equity and liabilities	**4,748.0**	**100.0**	**4,951.4**	**100.0**	**-203.5**	**-4.1**

The expansion of operating business volumes resulted in a rise in total assets. This increase was more than offset by the disposal of assets and liabilities related to the discontinued operations, which resulted in an overall reduction of total assets by 4.1 percent. The increase of EUR 48.9 million in goodwill to EUR 1,299.7 million resulted primarily from acquisitions, which are explained in section 5 (page 95 et seqq.) of the notes to the consolidated financial statements. The net amount of deferred tax as of December 31, 2007 fell compared with the previous year's comparable figure mainly due to the adjustment to the valuation of deferred tax relating to the Group's companies in Germany necessitated by the new tax rates.

The further sharp rise in business volumes in all segments resulted in an increase in current assets and liabilities. Working capital, expressed as a percentage of sales, improved from 13.0 percent to 12.4 percent. Equity rose by EUR 152.2 million to EUR 1,413.7 million in 2007 as a result of the net earnings generated for the year. The consolidated equity ratio amounts to 29.8 percent, following 25.5 percent at the end of 2006. Assets including goodwill of EUR 253.5 million were acquired with the three acquisitions. Assets of EUR 16.7 million held for sale as of the balance sheet date concern mainly land and buildings no longer required for operations.

General Statement on business performance

Business performance in the continuing operations once again outstripped expectations in 2007. The targets we set in terms of EBIT, EBT and EBIT margin were reached or exceeded. The company exceeded the EUR 5 billion level significantly, both in terms of new orders and sales. A major improvement in the margin was also reported.

As far as discontinued operations were concerned, we sold both Lurgi (together with key Zimmer operations) and Lentjes GmbH. The disposal gain for Lurgi was in line with expectations. The sale of Lentjes GmbH was completed at the end of the business year, following an extensive antitrust review. However, very high levels of losses were reported with respect to the processing of ongoing orders in 2007.

The market position of GEA Group companies improved further in almost all divisions. The GEA Group name enjoys global recognition for innovative and high quality components and equipment in its relevant markets. The future growth of business will continue to benefit from the strengthening of this successful umbrella brand.

Employees

The Executive Board of GEA Group Aktiengesellschaft would like to thank all of the Group's employees for their strong commitment and productive cooperation. We would also like to extend these thanks to employee representatives, both in Germany and abroad, for their responsible and constructive contributions the challenges we jointly face.

Employees in the GEA Group; excluding trainees

	12/31/2007	12/31/2006
Customized Systems	5,328	4,930
Process Equipment	6,882	6,155
Process Engineering	6,807	5,879
Total	**19,017**	**16,964**
"Other"	543	509
GEA Group	**19,560**	**17,473**

The number of employees at GEA Group rose by 984 during the reporting period as a result of organic growth. Acquisitions and other changes in the scope of consolidation increased the number of employees by 1.103. As of December 31, 2007 the GEA Group employed 515 apprentices and trainees, compared with 470 at the end of 2006. On this basis, the apprentice and trainee ratio in Germany amounted to 5.2 percent (2006: 5.1 percent). This figure is once again above our own requirements and confirms GEA Group's long term social commitment in the area of professional training.

Employees by region (excluding trainees, %)


2007
2006
2005
34
37
39
40
40
41
13
11
12
11
10
6
2
2
2
Germany
Europe
Americas
Asia, Oceania
Africa

Special payment

In the light of the Group's successful growth in the 2007 financial year, the Executive Board of GEA Group Aktiengesellschaft resolved to make a special payment to all employees below contract levels 1 and 2. The payment is made in three categories depending on the average purchasing power in certain groups of countries. The special payment in these three categories amounts to EUR 80, EUR 160 and EUR 240 per employee.

New remuneration system

A new bonus system was developed during 2007 for managers in contract levels 1-3. It was introduced globally across the Group with effect as of January 1, 2008. The new system has been derived from the corporate strategy and is consequently oriented to both the long-term success of the Group and to shareholders' interests. It takes into account the operating ratios of EBIT volume growth, EBIT margin growth and improvements of the relation working capital to sales. As a matter of principle, payment is not made until current financial year earnings either reach or exceed the targeted levels (as a rule, the previous year's results). This new bonus system allows us for the first time to have a uniform remuneration system in place that extends from the Executive Board of the holding company through to key management levels.

"i²m" - Employee-driven ideas and improvement management scheme

On October 15, 2007, GEA Group introduced a Group-wide employee-driven ideas and improvement management scheme entitled "i²m". The aim is to use the intellectual capital and innovative strength of all employees to promote continuous improvements in all areas. The system's clear and comprehensible structures, accompanied by a variable incentive scheme, are helping to achieve sustainable improvements in the Group's operational efficiency, product and work quality and customer satisfaction. In the first two and a half months following its introduction among 7,163 employees, a total of 1,384 ideas had already been submitted by the end of 2007. Of these ideas, 161 have already been implemented as improvements to date. Once the employee-driven system has been gradually introduced in all Group companies around the world by May 2008, the aim is to expand it to become a key component in continuous improvement processes in all areas of the company.

GEA Performance Share Plan

GEA Group Aktiengesellschaft launched the second tranche of the GEA Performance Share Plan with effect as of July 1, 2007. In 2007, managers at contract levels 1 and 2 continued to be required to invest their own money in GEA Group shares amounting to 20 percent of their allotted "Performance Shares" and to hold these shares throughout the three-year term of the program. The performance of GEA Group Aktiengesellschaft shares relative to the MDAX determines how many "Performance Shares" are allocated at the end of the program's term. The number of "Performance Shares" issued is then multiplied by the average share of GEA Group Aktiengesellschaft price over the last three months of the program. This figure represents the amount paid out. The previous year's already high participation rate of 64.0 percent was raised even further in 2007 to 73.4 percent. This reflects the high degree to which managers identify with the company.

Management focus on future performance

A program was developed in the Corporate University, the GEA Academy, which is aimed exclusively at a senior management and is intended to help to prepare GEA Group to meet the challenges of the future. The "High Performance Organization" curriculum supports the Executive Board in developing joint messages with the divisions and holding company and in creating a shared network that spans all areas of the Group. Its aim is to respond to the question as to how GEA Group's management should best respond to the challenges and tasks of the next five years. The aim is to convert these challenges into positive results by exploiting the Group's decentralized structure. The intention is that the "High Performance Organization" stimulates the exchange of experience, encourages sharing thoughts about the various opportunities offered by the future and collects inspiration from external sources for ways to improve GEA Group's communications, management, innovation, cost-leadership and quality/service in its core areas. By the end of the seminar, participants have developed a clear picture of the complexity of a decentralized organization, have deepened their knowledge about the management of the entire value-creation chain and of its profit potential and have developed possibilities for making focused use of innovations as a route to commercial success. Participants have also gained a deeper knowledge of tools and behavior codes that allow them to find the appropriate middle way between a management style that promotes trust, on the one hand and a management style designed to control and monitor, on the other.

Assets, financial positions and result of operations of GEA Group Aktiengesellschaft

As a supplement to the report on the Group's business, the following section provides coverage of the GEA Group Aktiengesellschaft.

The annual financial statements of GEA Group Aktiengesellschaft have been prepared according to the regulations contained in the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). They are presented here in summarized form.

Net assets and financial position of GEA Group AG (HGB) (EUR million)	12/31/2007	In % of total assets	12/31/2006	In % of total assets
Assets				
Intangible assets	0.3	0.0	0.5	0.0
Property, plant and equipment	7.0	0.3	15.8	0.6
Financial assets	2,324.3	75.6	2,145.6	77.4
Non-current assets	**2,331.6**	**75.9**	**2,161.9**	**78.0**
Receivables and other assets	579.7	18 9	402.0	14.5
Securities	0.4	0.0	65.9	2.4
Cash and cash equivalents	160.7	5.2	140.8	5.1
Current assets	**740.8**	**24.1**	**608.7**	**22.0**
Prepaid expenses	**0.6**	**0.0**	**0.9**	**0.0**
Total	**3,073.0**	**100.0**	**2,771.5**	**100.0**
Equity and liabilities				
Issued capital	496.9	16.2	496.9	18.0
Additional paid-in capital	250.8	8.2	250.8	9.0
Reserve for treasury shares	66.2	2.1	65.3	2.4
Distributable profit	36.8	1.2	3.7	0.1
Equity	**850.7**	**27.7**	**816.7**	**29.5**
Provisions	**274.2**	**8.9**	**436.5**	**15.7**
Liabilities to banks	162.4	5.3	18 6	0.7
Liabilities due to subsidiaries	1,778 8	57.9	1,484.8	53 6
Other liabilities	6.7	0.2	14.8	0.5
Liabilities	**1,947.9**	**63.4**	**1,518.2**	**54.8**
Deferred income	**0.2**	**0.0**	**0.1**	**0.0**
Total	**3,073.0**	**100.0**	**2,771.5**	**100.0**

The rise in total assets resulted mainly from the greater scope of Group financing and the related drawing down of bank loans. In this respect, the granting of long-term loans to subsidiaries as part of Group financing resulted in a rise in financial assets of EUR 172.2 million. Group-internal cash-pooling resulted in a rise in receivables of EUR 165.8 million and an increase in liabilities to non-consolidated subsidiaries by EUR 294.0 million. In addition, among other things, the repurchase of treasury shares amounting to EUR 100.3 million, led to the drawing down of new bank loans totaling EUR 143.8 million.

The calling-in of treasury shares from the previous year's holdings resulted in a reduction of securities reported amounting to EUR 63.3 million.

The equity ratio amounts to 27.7 percent (2006: 29.5 percent).

The decline in the level of provisions by EUR 162.3 million to EUR 274.2 million mainly results from the change in provisions for warranties for non-consolidated subsidiaries.

Since GEA Group Aktiengesellschaft is a pure management holding company, the following cash flow statement is meaningful to only a limited extent.

(EUR million)	2007	2006
Cash flow from operating activities	19.4	-183.3
Cash flow from investing activities	-175.7	-27.1
Cash flow from financing activities	176.2	173.1
Cash	160.7	140.8

Cash flow from operating activities improved significantly during the reporting year. This was due to a higher level of profit transfers and higher distributions made by subsidiaries. Outgoing cash flows relating to loans made to subsidiaries were the main reason for the negative cash flow arising from investing activities. The positive cash flow from financing activities resulted mainly from the rise in drawdowns on bank debts for the purposes of refinancing the share repurchase program and subsidiaries' borrowing requirements.

GEA Group AG income statement (HGB) (EUR million)	12/31/2007	%	12/31/2006	%
Other operating income	50.1	17.1	53.7	35.0
Personnel expenses	-25.8	-8.8	-22.3	-14.5
Depreciation and amortization of tangible and intangible fixed assets	-7.0	2.4	-9.8	-6.4
Net investment income	-64.4	-22.0	-149.4	-97.2
Result from shareholdings	293.1	100.0	153.7	100.0
Net interest expence	-46.1	-15.7	-25.5	-16.6
Profit from ordinary activities	**199.9**	**68.1**	**0.4**	**0.3**
Income taxes	-2.2	0.8	0.1	0.1
Net income for the year	**197.7**	**67.5**	**0.5**	**0.3**
Profit carried forward	3.7	1.3	3.2	2.1
Withdrawal from the treasury share reserve	65.3	22.3	-	-
Offset with shares acquired for cancellation	-163.7	-55.9	-	-
Addition to other revenue reserves	-66.2	-22.6	-	-
Distributable profit	**36.8**	**12.6**	**3.7**	**2.4**

Other operating income was almost unchanged at EUR 50.1 million. Other operating expenses of EUR 64.4 million mainly contain costs relating to expert reports and consulting, third-party deliveries and supplies, travel costs and other personnel costs. Additions to provisions were also made for contingent liabilities in 2007. The result from shareholdings is composed of dividends, income and expenses from profit transfer agreements and write-downs to the carrying amounts of shareholdings. The net interest result deteriorated by EUR 20.6 million due to the higher level of drawdowns on borrowings, the higher interest rate level and the interim financing necessitated by the disposal of Lurgi AG.

Proposed appropriation of profit

GEA Group Aktiengesellschaft reports annual net income of EUR 197.7 million according to the German Commercial Code method of accounting (HGB). According to § 23 Paragraph 2 of the articles of association, the supervisory and executive boards are permitted to transfer amounts to the revenue reserves when determining the annual financial statements, as long as these do not in total exceed half of issued share capital. The supervisory and executive boards have transferred EUR 66.2 million to the other revenue reserves and propose that the Shareholders' General Meeting distributes the remaining unappropriated retained earnings of EUR 36.8 million to shareholders. This corresponds to a dividend of EUR 0.20 per share, given a total of 183,982,845 shares. The payment of the dividend is made without deducting capital gains tax and the Solidarity Surcharge.

Explanatory notes pursuant to § 289 Paragraph 4 and § 315 Paragraph 4 of the German Commercial Code (HGB)

Composition of issued capital and limitations of rights

The issued capital of GEA Group Aktiengesellschaft remained unchanged at EUR 496,890,368.79 as of December 31, 2007. All of the shares are common stock. They comprise 183,982,845 no-par-value bearer shares. The rights and obligations relating to the shares are derived from the German Stock Corporation Act (AktG). The Executive Board is not aware of any restrictions on voting rights or the transfer of shares.

Including voting rights held via subsidiaries, Allianz AG (Königinstrasse 28, 80802 Munich, Germany) holds a total of over 10 percent of the share capital of GEA Group Aktiengesellschaft. Subsidiaries of Allianz AG that hold these voting rights either directly or indirectly are Aiolos Vermögensverwaltungsgesellschaft OHG (Königinstrasse 28, 80802, 1 Munich, Germany), Dresdner Bank Aktiengesellschaft (Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany) and Allianz Finanzbeteiligungs GmbH (Königinstrasse 28, 80802, Munich, Germany).

Regulations regarding the nomination and recall from office of members of the Executive Board, and regarding modifications to the articles of association.

Members of the Executive Board are appointed and removed pursuant to §§ 84, 85 of the German Stock Corporation Act (AktG).

According to § 20 Paragraph 1 of the articles of association of GEA Group Aktiengesellschaft, amendments to the articles of association, where legally permissible, may be adopted by a simple majority of the voting rights present at the vote. The Supervisory Board is authorized to adopt amendments and additions to the articles of association that affect solely their wording, according to § 21 of the articles of association. Amendments to the articles of association are also governed by § 179 of the German Stock Corporation Act (AktG).

Executive Board's authorization to issue and repurchase shares

Information on conditional capital and authorized capital can be found in the section on equity (Section 7.1, page 116 et seqq.) in the notes to the consolidated financial statements.

GEA Group Aktiengesellschaft was authorized by a resolution adopted by the Shareholders' General Meeting on April 30, 2007 to repurchase its own shares amounting to up to a total of 10 percent of its share capital pursuant to § 71 Paragraph 1 Number 8 of the German Stock Corporation Act (AktG). The authorization is valid until October 29, 2008. The shares may be purchased either through the stockmarket or by means of a public purchase offer to all shareholders. Of the shares held as of January 1, 2007, 6,231,002 shares were called in as of July 31, 2007. The company acquired a further 4,152,771 treasury shares between September 24 and December 20 and subsequently called them in. The remaining 190,000 shares, which were originally intended to be employee shares and could consequently not be called in, were sold in the capital market on December 21, 2007. The company holds no treasury shares as of December 31, 2007.

Under certain conditions, the Executive Board is also authorized to sell treasury shares acquired in the future, to use them to service option or convertible bonds, or to call them in, either partly or in whole, without the requirement of a further resolution by the Shareholders' General Meeting.

Further details of the resolution adopted by the Shareholders' General Meeting 2007 can be found in the invitation to the meeting, which was published in the electronic Federal Gazette on March 23, 2007.

Material agreements conditional on a change of control following a takeover bid

In the event of a change of control, individual lenders of the syndicated loan facility of EUR 500 million are entitled to prevent any new drawings (except rollover loan facilities). The syndicate banks may call in any amounts already being borrowed and terminate the respective credit line by providing 20 days' notice.

The lender under a guarantee facility of USD 100 million provided to subsidiaries in the US may, in the event of a change of control, demand negotiations on new agreements within 30 days. If no agreement is reached, the lender may demand collateral security for all outstanding credits by way of bank guarantee and with immediate effect.

A change of control within the meaning of these two agreements is deemed to have occurred particularly if a majority of voting rights or shares in the company have been transferred to a single person or group of persons.

Executive Board remuneration and compensation agreements with members of the Executive Board

The total remuneration package paid to members of the Executive Board consists of a number of components. Details of the breakdown and amounts of remuneration paid to each Executive Board member are provided in the remuneration report, which forms part of the chapter "Corporate Governance Report, including Remuneration Report" on page 55 et seqq. This remuneration report has been audited and forms part of the management report.

Details of compensation agreements between the company and members of the Executive Board in the event of a change of control are provided on page 56 et seq. of the remuneration report.

Report on opportunities and risks

Risks and the risk management system

The risk management system used by GEA Group covers all companies in the Group. Quarterly and internal ad hoc risk reports throughout the Group ensure that decision-makers are promptly informed about any risks pertaining to future development. Risk management tools such as the Risk Assessment and Advisory Committee (RAAC) and a reporting system with consolidated budget accounts, monthly consolidated financial statements and regular managerial meetings are used to identify and analyze the various risks.

So-called "Risk Boards" formed at both the divisional and the holding level cover the special requirements presented by the project business. Before any binding offer is submitted or agreement concluded, specialists from various departments examine orders carefully to ensure that no risky projects are assumed. So it comes into play before risks arise, by avoiding or improving offers related to risky projects. The GEA Group's risk management system not only provides early identification of risks jeopardizing the continued existence of the company as prescribed in the German Control and Transparency of Companies Act (KonTraG), but also covers all risks that could have a significant negative impact on the earnings of either a division or the Group. The application of the risk management system is regularly reviewed by the internal audit department to ensure that risk management remains effective. Adequate provision for all risks identified in day-to-day business was made when the consolidated financial statements were prepared, insofar as the risks concerned were subject to reporting requirements. The following section contains details of current risks.

General statement on the risk position, and changes compared with 2006

The Group reported excellent growth in 2007. The level of new orders ensures all segments are fully employed. The GEA Group's discontinued operations gave rise to a number of risks during the course of the year that have been included in its financial results. The disposal of the discontinued operations significantly improves the Group's risk profile.

Overall, there are no risks that might jeopardize the continued existence of the GEA Group and the GEA Group Aktiengesellschaft.

External risks

Risks arising from the economic environment

Commodity prices, particularly for titanium and copper, as well as the price for stainless steel, remained at high levels in 2007. They were largely passed on to customers thanks to strong demand. High price levels in the procurement markets are also expected in 2008 due to the continued high level of demand, although a slight decline in raw material prices is anticipated. We are not expecting any significant impact on the Group's profitability because ongoing master agreements include price escalation clauses. The company's risk management system constantly observes country-specific conflict situations that might give rise to risks for the Group. It is nevertheless difficult to quantify the risks arising from such situations. We are not, however, expecting risks with any significant impact on the Group's earnings.

Sector risks

GEA Group and its divisions serve a large number of markets, many of them subject to differing investment and innovation cycles. Although risks specific to certain sectors and regions may consequently have an adverse effect on the earnings of individual divisions, we expect them to have only a limited impact on the results of the Group as a whole. The company's strategic planning, which is reviewed every year, supports the early identification of such risks.

Legal risks

The lawsuit brought by the insolvency administrator of Polyamid 2000 AG relating to the repayment of an amount of EUR 164.6 million, including VAT, for the construction of a carpet recycling plant was the subject of a judgement made by the Federal High Court of Justice (BGH) on July 9, 2007. The plaintiff was deemed to have no entitlement to the repayment of the full compensation for work performed. A potential claim exists only to the extent that the remuneration received is deemed to have been above the usual or appropriate level of remuneration according to legislation governing unjustified enrichment. The case was referred to the Higher Regional Court (OLG) of Frankfurt am Main.

In connection with the conclusion of the control and profit-transfer agreement between mg technologies ag and the former GEA AG in 1999, an appeal is still pending at the District Court in Dortmund regarding the appropriateness of the exchange offer made to shareholders of the former GEA AG.

After the squeeze-out resolution adopted by the Shareholders' General Meeting of the former GEA AG on April 28, 2005 was entered in the commercial register, several shareholders lodged an appeal at the District Court in Dortmund and requested that the court rules on the appropriate cash settlement for the shares of the former GEA AG transferred to mg technologies ag.

There are sectural legal disputes relating to the former subsidiaries in the Plants Engineering business in connection with the acceptance and processing of orders, whose disputed sums partly reach several millions of euros. As part of the disposal of the Lentjes Group, GEA Group effected a wide-ranging release of the purchaser from various risks arising from existing orders and legal disputes.

Further legal proceedings or regulatory investigations have been instituted, or may be instituted, against GEA Group companies as a result of earlier disposal activities and ongoing business operations. As part of the disposal of the Lurgi Group to the Air Liquide Group of France, an arbitrator's expert opinion process and arbitration proceedings, have been started relating to a potential price adaptation reflecting differing opinions relating to various positions in the reference balance sheet.

Appropriate provisions have been formed for all risks arising from the legal disputes described above, as well as for others. It is impossible to predict the outcome of individual cases with any degree of certainty. It can consequently not be excluded that the conclusion of these lawsuits may in some cases incur expenses that exceed the provisions potentially formed for such purposes.

Internal risks

Business-performance risks

In 2007, further risks materialized relating to our discontinued operations. These risks are discussed in either this year's, or previous years', management report. Defined risks related to selected orders remain within the Group after the disposal of the Lurgi and Lentjes divisions. Where Lentjes is concerned, this relates to a majority of existing projects, which are expected to be handed over to customers mainly in 2008.

There is an extensive risk management system at both the holding company and divisional levels to precisely monitor risks related to orders. Appropriate provisions for all foreseeable risks have been made in our accounts. Despite this, new, unforeseen problems in processing orders may have a significantly negative impact on the relevant profits from the orders.

The Group's risk profile has nevertheless improved due to its focus on the core business, which results in reduced complexity, smaller order volumes and reduced project throughput times. Only in the Process Engineering segment, by contrast, either risks arising from individual orders. This segment is concerned with process plants involving, among other things, the manufacturing of know-how-intensive core components. Some of the contracts have throughput times of more than twelve months and include assembly and commissioning of major components and parts of plants.

Financial risks

Basic principles of financial risk management

The Executive Board has created an effective set of rules in the form of guidelines to control financial risks across the Group and thereby hedge, or largely limit, the risks involved. These rules clearly define the objectives for the protection of assets, the elimination of security holes and efficiency improvements in the identification and analysis of risks, together with the relevant organizational structures, responsibilities and areas of expertise. The rules follow the principles of function separation, transparency, prompt documentation and system security.

In addition to primary instruments, GEA Group may use various derivative financial instruments, such as currency forwards, currency options, interest rate and currency swaps and commodity futures. Derivative financial instruments are used solely to hedge existing or planned hedged items and to help mitigate the price risk pertaining to currencies, interest rates and commodities.

When using such financial instruments, GEA Group is exposed to a risk of default that arises from the possibility that a counterparty may fail to meet its contractual obligations and its maximum amount is consequently the positive fair value of the relevant financial instrument. For this reason, financial instruments are entered into only with reputable financial institutions that enjoy excellent credit ratings, so the risk of default can be deemed very low.

Foreign currency risks

Because of the international nature of our business, our cash flows are denominated not only in euros but also in a number of other currencies, particularly the US dollar. Hedging the resultant exchange rate risks is a major part of our risk management operations.

A standardized Group-wide policy forms the basis of GEA Group's centralized currency management operations. This states that all Group companies must hedge their foreign-exchange exposures at the time they arise. The aim of such hedging is to lock in prices based on fixed exchange rates as a form of protection against adverse future exchange rate movements. The hedging periods are determined by the term to maturity of the hedged items. The term of currency derivatives used is usually no more than twelve months, but may go well beyond this period in exceptional cases. Although currency risk on individual contracts is usually excluded by means of hedging, significant medium- and long-term movements in exchange rates may influence sales opportunities outside the Eurozone.

Subsidiaries located in the Eurozone are obliged to tender all outstanding exposures relating to transactions in goods or services in major transaction currencies to the finance department at the GEA Group head office. Most of these tendered exposures are passed on directly to banks, provided their maturities are matched and depending on the derivatives' hedging purpose and the related nature of their accounting treatment; otherwise they may be hedged as part of a portfolio. The hedging of financial transactions and transactions conducted by subsidiaries outside the Eurozone is also closely coordinated with the finance department at the Group head office. Contracts in emerging markets are usually invoiced in US dollars or euros.

Interest rate risks

Because of the international nature of our business, GEA Group raises liquidity and invests funds in the international money and capital markets in various currencies – mainly euros and US dollars – and with varying maturities. The resultant financial liabilities and investments are in general exposed to interest rate risk. The aim of our centralized interest rate management operations is to evaluate and manage this interest rate risk. In order to hedge this risk, the GEA Group may use derivative financial instruments on a case-by-case basis to minimize the interest rate volatility and financing costs of the hedged items. Only the finance department at the Group head office is permitted to enter into such interest rate instruments.

Risks arising from commodity futures

Apart from entering into firm delivery and purchase agreements, Ruhr-Zink GmbH and mg Rohstoffhandel GmbH use derivative financial instruments to mitigate the volatility of commodity prices. Although this hedging is conducted on a decentralized basis, these companies' use of financial derivatives is governed by strict rules. Only marketable instruments are used. These comprise commodity futures, spot deals in conjunction with forward transactions and the purchase of options. There were no such transactions outstanding as of the balance sheet date.

Credit risks

The GEA Group has established a comprehensive risk management system for loans to subsidiaries. This specifies individual credit limits for each company. They are regularly monitored and adjusted to reflect risk and requirement levels. The Group's risk management system uses a controlling system entailing fully consolidated planning and control accounts, monthly financial statements and regular discussions of business progress at management meetings. GEA Group monitors and evaluates the risk of default related to customer receivables on a decentralized basis and limits some of the risk by using trade credit insurances.

Taxation risks

The applicable national tax legislation may affect the usability of tax loss carryforwards and consequently both the value of deferred taxes capitalized in the consolidated financial statements and current taxation. Besides this, changes in the share ownership structure may significantly reduce, or render impossible, the utilization of German domestic tax loss carryforwards in the future (§ 8c German Corporation Tax Act [KStG]). The usability of US tax loss carryforwards could also be restricted by changes in GEA Group's shareholder structure, since the provision of Section 382 of the IRC (Change of Ownership) applies to GEA Group Aktiengesellschaft in the US.

Opportunities

The far-reaching restructuring of the Group has been concluded with the disposal of key parts of the Plant Engineering business. GEA Group has a new profile and is now focused on the technological core processes of heat exchange and material separation. GEA Group, drawing on its innovative technologies, is a leader in both of these stable markets. The core business comprises high quality components and systems for the most varied types of process technology plants. GEA Group companies enjoy a local presence on international growth markets. This will provide the basis for GEA Group to continue to benefit to an above-average extent from growth in the market in 2008, which is expected to result from further growth in the global economy.

The Group's technologies are supplied mainly to the food, pharmaceutical, chemical, petrochemical, energy and air treatment industries. The food industry enjoys a position of particular importance at over 50 percent. Particularly where the production of high-quality and non-perishable foods is concerned, GEA Group benefits directly in many areas of its business from continued global population growth and rising living standards. The global rise in demand for dairy products is just one example of the potential offered by new markets in the food sector. The sustained economic growth in highly populous countries such as Brazil, China, Mexico and South Africa continues to boost purchasing power there. This is benefiting the food and pharmaceutical industries in particular. GEA Group is represented in these countries and sectors through various companies and through a broad range of products and system solutions. Besides these economies, the stable markets of Western European industrial countries, as well as the Middle East and Eastern Europe, are among the main areas of the Group's activities.

Besides the food industry and the pharmaceutical sector, the energy sector, which is investing heavily, promises stable growth for the next few years. Industries that produce and process energy will continue to grow in 2008. Rising levels of standard of living will drive future demand in this area. This can be seen most impressively in the regions of China and South Africa. At the same time, however, industrial countries are beginning to renew and replace power plants that are 30 to 40 years old. The continued high level of the price of oil is having a favorable impact on investments in the petrochemical industry. Groundbreaking technologies from GEA Group in the area of bio-ethanol or natural gas treatment are opening up new market opportunities in this field.

The court ruled in favor of GEA Group Aktiengesellschaft in the arbitration proceedings against US-based Flex-N-Gate Corp., Urbana, Illinois, on September 15, 2006. This ruling means Flex- N-Gate is obligated to compensate GEA Group Aktiengesellschaft for the losses it incurred in connection with the failure of the sale of the Dynamit Nobel Plastics business to Flex-N-Gate in the autumn of 2004. The Higher Regional Court of Frankfurt am Main rejected an appeal against the ruling submitted by Flex-N-Gate on December 20, 2006. The second part of the case, when the level of damages to be paid to GEA Group Aktiengesellschaft will be determined, is pending.

Events after the balance sheet date

In February 2008, GEA Group Aktiengesellschaft completed preparations for commencing arbitration proceedings against the Ukraine at the ICSID (International Centre for the Settlement of Investment Disputes). The case concerns claims for damages that GEA Group Aktiengesellschaft (as the legal successor of a former subsidiary) is asserting arising from an arbitration award from the International Chamber of Commerce (ICC) in 2002, relating to a double digit US dollar amount in millions that are claimed from a state affiliated Ukrainian company. The basis for the claims for damages is the disappearance of large volumes of diesel oil deliveries in the Ukraine. GEA Group Aktiengesellschaft accuses the Ukraine of hindering GEA Group Aktiengesellschaft in the assertion of its rights in a way that is tantamount to illegal expropriation and in breach of the investment convention existing between the Federal Republic of Germany and the Ukraine.

Outlook

Economy

Signs that economic prospects are weakening in Western industrial countries might be accompanied by a slowdown in production growth in emerging markets. However, strong economic growth outside the Western industrial countries led the Kiel Institute for the World Economy (ifw) to raise its 2008 global production growth forecast on December 13, 2007, which was originally issued in September 2007, slightly from 4.4 percent to 4.5 percent. Real GDP growth in 2008 is expected to be around 2.1 percent. Growth of 2.0 percent in the Eurozone will represent a further slowdown. Real GDP growth for all industrial countries is expected to come in at 1.9 percent in 2008. However, the negative effects on the global economy are anticipated to abate during the course of the year and growth factors are expected to predominate again from 2009. Real global GDP growth of 2.4 percent is expected for 2009 and 2.2 percent for industrial countries. Leading research institutes cut their 2008 forecast for real GDP growth in Germany from the 2.2 percent published in their still highly positive joint autumn survey to a level of between 1.8 and 1.9 percent in December. In its annual economic report published recently on January 23, 2008, the German government reduced its forecast to 1.7 percent.

The European Union further strengthened its internal relations following the eastward enlargement resulting from the signing of the Lisbon Agreement on December 13, 2007. The softer stance of the US at the 2007 United Nations Climate Change Conference on Bali, which resulted in a negotiating mandate for a new agreement on climate protection, confirms the global economy is developing in a basically more ecological direction.

GEA Group's markets in the world's growth regions will move ahead at annual rates of between 7 and 8 percent. More favorable climate conditions and the constant improvement in the political situation will allow South and Central America, in particular, to become the world's leading suppliers of food. Africa could become a more important sales market for GEA Group in the long term.

Despite the strength of the euro in 2008, the German Engineering Federation (VDMA) expects real production growth of 5 percent due to the high level of order books, positive growth in new orders and a continuation of the marked level of optimism associated with growth prospects. It assumes that strong demand in other parts of the world will more than compensate for the weakness in North America. It also notes that the global economy has become somewhat less dependent on the United States overall.

New Group structure as of 2008

Energy and Farm Technology	Process Technology
Thermal Engineering	Process Engineering
Emission Control	Pharma Systems
Air Treatment	Process Equipment
Farm Systems	Refrigeration
	Mechanical Separation

The company has a new management and reporting structure with effect as of January 1, 2008. In future, segmentation will be arranged according to areas of responsibility at the Executive Board level and consequently according to the sub-areas whose results are regularly evaluated by the Executive and Supervisory Boards and which are used as the basis for decisions. Financial data will be published for the first time in the new structure in the 2008 first quarter report. Previous year's figures will be adjusted to the new segment structure for better comparability.

The first segment, Energy and Farm Technology, mainly comprises air treatment for buildings and power generation as well as farm systems. More specifically, these areas relate to building air treatment, the cleaning of emissions from industrial production plants, power plant cooling, air-cooling in industrial processes as well as emission control and milking systems including stable and animal hygiene. The reporting segment includes the divisions Thermal Engineering (previously Energy Technology), Emission Control (previously Gas Cleaning), Air Treatment and Farm Systems (previously Dairy Farm Systems). Jürg Oleas, Chairman of the Executive Board, manages this segment, which is somewhat smaller in volume terms as various departments in the holding company also report to him.

The second segment, Process Technology, contains all process technology activities and brings together the core technologies in varying combinations to form business areas. This segment covers GEA Group's most important sales markets – food, beverages, pharmaceuticals – with specialist machinery, process technology know-how and interface management – all on a one-stop basis. This segment comprises the divisions: Process Engineering, Pharma Systems, Process Equipment, Refrigeration and Mechanical Separation. A typical process line, for example, in the dairy, or other type of food operation, is constructed using the Process Technology division's know-how and process-technology machinery and systems and may combine separation and refrigeration technology, as well as heat exchangers and valves. The former GEA AG, which was merged with mg technologies ag (today's GEA Group Aktiengesellschaft) already owned such a Process Technology Group internally, to coordinate between the original four divisions. The clearer aggregation into one single area on Executive Board level will improve and expand co-operation between these divisions. The separation of the pharmaceuticals business to create its own new division is in keeping with this new arrangement. It is intended that the Pharma Systems division will grow both organically and through acquisitions. The management of the Process Technology segment is the responsibility of Executive Board member Niels Graugaard, the former Division President of the Process Engineering division, our largest division in terms of sales.

The third reporting segment, "Other", comprises all other companies, including Ruhr-Zink, engaged in non-core activities. We aim to reduce the size of this segment significantly in the medium term. Besides the holding company, the segment mainly contains companies that act as vehicles for the historical pension obligations of mg technologies ag, residual mining obligations and land no longer required for operations and held for sale. CFO Hartmut Eberlein manages this reporting segment.

Business outlook

Global population growth, rising household incomes, particularly in emerging countries and the related above-average rise in demand for food, pharmaceuticals and energy, continue to ensure the group continues to enjoy stable growth that is consequently less independent from economic cycles.

The turbulent course of events in financial markets in recent months has created uncertainty among many market participants. Many have recommended investing in defensive sectors such as the food industry, chemicals, telecommunications, pharmaceuticals and energy utilities, since these sectors will presumably be less affected by a slowdown in economic activities. These sectors represent almost 90 percent of our end-markets.

For example, 15 percent of GEA Group's sales relates to milk and milk products. The rise in demand for milk in China and also increasingly in India, will result in significant growth in the industrial milking and milk processing areas in the next few years. Besides this, our high-quality technologies will enable further efficiency improvements for our customers, who for their part are preparing products to accomplish the CO_2 problem, rising energy costs and the partial shortage of raw materials.

The sales planning for the next two years is as follows for the segments according to the new Group structure:

- Energy and Farm Technology: sales growth in all divisions. Completion of the high level of orders in the order book, particularly in the Thermal Engineering division, is a key factor behind this growth.
- Process Technology: we are also expecting significant growth rates in this segment. All divisions will contribute to this growth, which is underpinned by a sufficiently high level of the order book.

While we are expecting an economic slowdown, particularly in North America, we are not anticipating a global recession. To this extent, we expect that our largely economically robust business portfolio will deliver growth in new orders, from today's high level, of 5 to 10 percent in the 2008 financial year. We are assuming sales growth of around 10 percent, due to the high level of the order book. Operating earnings in the core segments will continue to grow faster than sales. We are expecting an increase of between 70 and 80 basis points in the EBIT margin.

The overall positive growth will continue in 2009. Given sales growth of 5 to 10 percent, we anticipate an EBIT margin of over 10 percent for the core segments.

We expect the capital expenditure ratio for property, plant and equipment to be around three percent of sales in 2008 and in subsequent years, with a slightly falling trend from 2009. This means GEA Group's future capital expenditure will reach a new record level. GEA Group has sufficient resources to finance these capital expenditure. The financing of our demanding capital expenditure program enjoys a stable platform for the coming business years.

The expected improvement in earnings, accompanied by a rising net interest expense and an approximately 20 percent cash tax rate, will result in cash flow – before investments, financing of rising business volume and cash outflows associated with the Plant Engineering business – of at least EUR 350-400 million. We aim for a net debt (excluding pension provisions) to group equity ratio of around 50 percent. This implies a clear orientation to acquisitions or also further share repurchases, respectively, in 2008 and 2009.

The Executive and Supervisory Boards are proposing that the Shareholders' General Meeting approves a dividend of EUR 0.20 per share for 2007. We are assuming a further increase in the dividend for the 2008 financial year. We are planning a dividend of about one third of consolidated net earnings for the 2009 financial year.

Bochum, March 4, 2008

Jürg Oleas | Hartmut Eberlein | Niels Graugaard





Increasing value

In our markets we cover the basic processes of material separation and heat exchange across all branches in the areas of solid, liquid and gaseous materials. The GEA Group's process engineering solutions benefit customers by delivering high performance, extensive modularity, maintenance friendly design and construction, as well as outstanding energy efficiency. Thanks to their profound knowledge of their customers' processes, GEA Group engineers are able to participate in co-designing improvements. In these activities, the GEA Group companies engage with clients as direct value creation partners.

The corporate value of the GEA Group is always the focus of all activities. The aim of company management is to shape and design the organic growth of the corporation to higher levels of profitability, across all markets and by peer group comparison. First class engineering, modularity and tailored, high-precision work attuned to customer requirements down to the smallest details are the factors guaranteeing the success of the GEA Group. They also represent the enduring parameters customers and investors can rely on.

The aseptic filling lines and systems of the Process Engineering Division are geared to specific market requirements and guarantee a maximum measure of flexibility with regard to bottles, receptacles and the various products involved. The systems are highly flexible in conversion and retooling at short notice, and deliver up to 46,000 bottles per hour, guaranteeing aseptic filling at the same time.

Filling systems of the Process Engineering Division



Corporate Governance Report

Transparent, responsible corporate management and controlling aimed at long-term value enhancement enjoys a high priority at GEA Group Aktiengesellschaft. The management of the group follows recognized principles of corporate governance and to a very large degree ensures compliance with the proposals and recommendations of the German Corporate Governance Code in the version of June 14, 2007.

Corporate management and controlling: Executive and Supervisory Boards

The Executive Board of GEA Group Aktiengesellschaft, comprising three members, is the body responsible for the management of the group. The Supervisory Board advises and monitors the Executive Board.

As a result of the "status proceedings" initiated at the beginning of 2006, the Supervisory Board has consisted of twelve members since the end of the Shareholders' General Meeting on May 4, 2006. Half of the twelve members are shareholder representatives and the other half are employee representatives. The employee representatives were confirmed in their position by the regular election held on January 25, 2007. The Executive and Supervisory Boards work closely together to the benefit of the company. Their common objective is to achieve a sustained increase in the enterprise value.

The Executive Board reports regularly, promptly and extensively to the Supervisory Board concerning all planning, business progress, risks position, risk management and compliance questions relevant to the company. The articles of association and rules of internal procedure require that important transactions have to be submitted to the Supervisory Board for its approval. The Supervisory Board's work is supported by committees. These include the Presiding Committee and the Audit Committee. A Nomination Committee has also now been set up, as recommended in Section 5.3.3 of the German Corporate Governance Code. The report of the Supervisory Board on pages 162 et seqq. of this annual report provides further details of the Supervisory Board's activities.

Responsible handling of risk

GEA Group Aktiengesellschaft is a high-growth company. Sustainable growth can only be achieved, however, if not only the opportunities, but also the risks, of entrepreneurial activities are identified and taken into appropriate account. Effective risk management is consequently one of the core elements of corporate governance at GEA Group Aktiengesellschaft.

Further information on risk management can be found on pages 39 et seqq. and 86 et seqq. of this annual report.

Transparency of accounting and auditing

GEA Group Aktiengesellschaft obligates itself to provide transparent financial reporting. The consolidated financial statements are published according to International Financial Reporting Standards (IFRS). The financial statements of the parent company, GEA Group Aktiengesellschaft, are prepared according to the German Commercial Code (HGB). The Supervisory Board engages the external auditor elected by the Shareholders' General Meeting and, under the auspices of the Audit Committee, sets the auditor's schedule and fee. In doing so, it ensures the auditor's work is not compromised by conflicts of interest.

Extensive reporting

GEA Group Aktiengesellschaft communicates openly, actively and comprehensively. GEA Group Aktiengesellschaft regularly and promptly informs shareholders, shareholder organizations, analysts and interested members of the public on equal terms about the company's position and material changes to the business. The company website is an important medium for this purpose. It contains annual reports and interim reports, press releases, ad hoc statements and other disclosures required by the German Securities Trading Act, as well as other relevant information. The group also organizes regular analysts' meetings, press conferences and events for investors.

Directors' dealings and shareholdings

GEA Group Aktiengesellschaft reported the directors' dealings (the buying or selling of the company's shares by directors or other persons subject to reporting requirements) in the 2007 financial year pursuant to § 15a of the German Securities Trading Act (WpHG).

The company also published all transactions on its website.

The total of shares of GEA Group Aktiengesellschaft held by all Executive and Supervisory Board members amounts to less than 1 percent of the shares in issue.

Securities-based remuneration program for company executives

GEA Group Aktiengesellschaft launched a new long-term, share-price-based remuneration program on July 1, 2006 entitled "GEA Performance Share Plan", for all executives of the first and second management levels. Details of this program can be found on page 34 of the management report and in section 7.3.4 of the notes to the financial statements.

Code of conduct

The Executive and Supervisory Boards have established a code of conduct that requires that the group's business activities comply with high ethical standards and all legislative requirements. It is binding to all members of staff. A Chief Compliance Officer has been appointed to monitor the principles laid down in the code of conduct and this officer reports regularly to both the Supervisory Board and the Audit Committee. A Compliance Officer has also been appointed for each division and for each operating company in the "Other" segment. The company has published the code of conduct on its website at Investor Relations/Corporate Governance. Training sessions for the relevant group employees in the regulations contained in the code of conduct and in the supplementary GEA Group compliance guidelines, amend the GEA Group's compliance program.

Declaration of conformity

The Executive and Supervisory Boards of GEA Group Aktiengesellschaft issued the following declaration of compliance on November 27, 2007, which has been made permanently available to shareholders on the company's website at www.geagroup.com:

GEA Group Aktiengesellschaft complies with the recommendations of the German Corporate Governance Code in the version of June 14, 2007, with the following listed exception:

- Supervisory Board remuneration contains no performance-based remuneration components (Code Section 5.4.7 Paragraph 2 Clause 1).

GEA Group Aktiengesellschaft has complied with the recommendations of the German Corporate Governance Code in its relevant valid version with the following listed exception:

- Supervisory Board remuneration contains no performance-based remuneration components (Code Section 5.4.7 Paragraph 2 Clause 1).

Bochum, November 27, 2007

For the Supervisory Board — For the Executive Board

Dr. Jürgen Heraeus — Jürg Oleas — Hartmut Eberlein

Remuneration Report

(Part of the Management Report)

Executive Board remuneration

The remuneration paid to the members of the Executive Board is composed of both performance-related and non-performance-related components.

The non-performance-related basic remuneration is a fixed amount paid as a monthly salary. Executive Board members also receive pension subsidies and non-monetary compensation, consisting mainly of the fiscal value of company car use, reimbursement of the costs of running two households, removal costs and accident insurance contributions. As a rule, pension subsidies are granted up to a maximum of half of the substantiated maximum amount of statutory pension insurance. In the case of Mr Niels Graugaard, who was appointed to the Executive Board as of August 1, 2007, this amount is equivalent to 12.5 percent of his fixed salary, in line with his previous contractual arrangements. This represents a notional reconciliation with the statutory pension insurance regulations currently in force in Denmark. Mr Graugaard has not received a pension commitment from the company.

Performance-related remuneration consists of a bonus. The bonus is generally determined by the achievement of profit-related and personal targets specified in individual agreements. The performance targets basically depend on earnings before tax in combination with the EBIT margin (EBIT = earnings before interest and tax) and on the performance of the company's share relative to the MDAX share index. The bonus for Executive Board member Mr Moll, who resigned his position, was fixed for the full business year on the basis of the change-of-control clause agreed with Mr Moll and using the related minimum amount (K EUR 425). It was paid to him on a pro rata basis until the end of his period of office (July 20, 2007).

Executive Board members may be granted an additional discretionary bonus if their individual performance adds exceptional value for the company's shareholders. The company's Supervisory Board decides whether such a discretionary bonus should be granted and, if so, its level. Mr Moll was ordered an additional discretionary bonus of EUR 1,100,000 on this basis for his performance during the reporting near.

The Chairman of the Executive Board, Mr Jürg Oleas, enjoys a contractual pension commitment with an individually agreed fixed amount. This pension is paid if his Executive Board contract ends on or after his 62nd birthday, or if he becomes unable to work. Mr Oleas receives his pension if his employment contract has run for at least 15 years and ends before the above preconditions are met. In this case, or if he becomes permanently unable to work, his pension is paid as a transitional measure until he reaches his 62nd birthday; this amount is reduced by the full amount of any severance payment and – up to his 62nd birthday – any other income from activities commenced after he left the company, but by no more than half of the transitional pension payment for the year in question. If Mr Oleas' contract as an Executive Board member ends before one of above-mentioned preconditions is met, he is entitled to a pro rata annual pension that is calculated based on a maximum possible service period of 180 months. A pension that is being paid is adjusted every year in line with the consumer price index.

All members of the Executive Board are entitled to make their own contributions to a pension scheme in the form of deferred compensation. There is no employer subsidy.

The company is obligated to honor non-forfeitable pension expectancies for Mr Klaus Moll and Mr Peter Schenk, who resigned during the course of the business year. In Mr Moll's case, this relates to a contractually agreed non-forfeitable pension expectancy arising from the retirement pension pledged in his contract of employment. In Mr Schenk's case, it relates to a non-forfeitable pension expectancy arising from his contractually agreed retirement pension and from his participation in the deferred compensation pension scheme, which the company is obligated to honor in line with the German Company Pension Act.

The company has set aside pension reserves to cover the future entitlements of Executive Board members. The amounts allocated to these pension reserves in accordance with IFRS for members of the Executive Board who are active at the end of the reporting year and to the two Executive Board members who stood down during the course of the business year, are listed individually in the table below. The relevant amounts consist of the service cost and the interest cost.

The Chairman of the Executive Board is entitled to give unilateral notice in the instance that the Supervisory Board wishes to revoke his appointment as Chairman of the Executive Board. If he chooses to exercise this option to give unilateral notice and to step down from the Executive Board, he is entitled to continue to receive his fixed salary for the remaining months of his contractual period of office, to a maximum of eight months, however.

With respect to a change-of-control, the following rule applies for all members of the Executive Board: if Executive Board members are removed as Executive Board members of the company, or their contracts as Executive Board members are terminated by mutual consent within six months of the change-of-control, the bonuses paid for the respective financial year – where legally permissible, especially pursuant to § 87 Paragraph 1 of the German Stock Corporation Act (AktG) – will amount to at least K EUR 850 gross for Mr Oleas, at least K EUR 510 gross for Mr Eberlein and to at least K EUR 467.5 gross for Mr Graugaard. A change-of-control within this meaning is deemed to have occurred as soon as the company is notified that an investor holds 50 percent or 75 percent or more of the company's voting capital as per § 21 of the German Securities Trading Act (WpHG), or an affiliation agreement is concluded with the company as a controlled enterprise as per §§ 291 et seq. of the German Stock Corporation Act (AktG), or either a subordination of a dependent entity as per § 319 of the German Stock Corporation Act (AktG), or a change in the company's legal form as per the Conversion Act, becomes legally effective.

The total remuneration paid to current Executive Board members GEA Group Aktiengesellschaft amounted to K EUR 7,535 (2006: K EUR 6,401) and, in addition to a fixed payment of K EUR 2,828 (2006: K EUR 3,001), contained a variable bonus of K EUR 4,707 (2006: K EUR 3,400).

The tables below provide details of the base salary, bonus, other forms of remuneration and the pension entitlements for each member of the Executive Board.

The table below shows the remuneration paid to each member of the Executive Board in 2007 and the previous year's comparison:

(EUR)	Fixed salary	Bonus	Payment-in-kind	Pension subsidies	Total
Jürg Oleas	1,020,000.00	1,500,000.00	94,223.11	-	**2,614,223.11**
previous year	1,020,000.00	1,000,000 00	61,092.29	-	**2,081,092.29**
Hartmut Eberlein	500,000.04	800,000.00	14,806.56	6,268.56	**1,321,075.16**
previous year	400,000.08	900,000.00	14,929.80	6,142.56	**1,321,072.44**
Niels Graugaard [1]	229,166.70	322,916.67	38,329.15	28,645,85	**619,058.37**
previous year	-	-	-	-	-
Klaus Moll [2]	376,559.16	1,334,041.10	34,970.76	3,471.30	**1,749,042.32**
previous year	680,000.04	500,000.00	55,517.77	6,142.56	**1,241,660.37**
Peter Schenk [3]	450,000.00	750,000.000	26,639.37	4,701.42	**1,231,340.79**
previous year	600,000.00	1,000,000.00	25,696.97	6,142.56	**1,631,839.53**
Total	**2,575,725.90**	**4,706,957.77**	**208,968.95**	**43,087.13**	**7,534,739.75**
previous year	2,700,000.12	3,400,000.00	157,236.83	18,427.68	**6,275,664.63**
Other	-	-	-	-	-
previous year [4]	124,999.92	-	-	507.00	**125,506.92**
Total	**2,575,725.90**	**4,706,957.77**	**208,968.95**	**43,087.13**	**7,534,739.75**
previous year	2,825,000.04	3,400,000.00	157,236.83	18,934.68	**6,401,171.55**

1) Mr Graugaard was appointed as a regular member of the Executive Board with effect as of August 1, 2007.
2) Mr Moll's Executuve Bord mandate ended on July 20, 2007.
3) Mr Schenk's Executuve Bord mandate ended on September 30, 2007.
4) The previous year's figures shown under "Other" relate to the back-payment of Mr Schenk's base salary for the entire 2005 financial year in May 2006, and to the back-payment of Mr Eberlein's pension allowance for December 2005.

Executive Board's individual loan stock rights and pension entitlements in 2007

(EUR)	Pension entitlement p.a. (Status: 12/31/2007) (Annual entitlement at the start of pension)	Pension entitlements earned as of 12/31/2007 p.a.	Addition to pension provisions (IFRS) in FY 2007
Jürg Oleas	220,000.00	97,777.78	180,462.00
Hartmut Eberlein [1]	24,899.92	24,899.92	6,534.00
Niels Graugaard [2]	-	-	-
Klaus Moll [3]	108,000.00	108,000.00	240,471.00
Peter Schenk [4]	119,769.72	119,769.72	137,761.00
Total	**472,669.64**	**350,447.42**	**565,228.00**

1) Mr Eberlein's pension entitlement is based solely on the contributions he pays into a pension scheme in the form of deferred compensation.
2) No pension commitment was granted to Mr Graugaard.
3) The company is contractually obligated to honor a non-forfeitable expectancy of a pension to Mr Moll at the level stated in the above table.
4) The company is statutorily obligated to honor a non-forfeitable expectancy of a pension to Mr Schenk at the level stated in the above table.

Remuneration paid to former members of the Executive Board and their surviving dependants

Former members of the Executive Board and their surviving dependants received payments of K EUR 2,126 (2006: K EUR 2,810) from GEA Group Aktiengesellschaft and payments of K EUR 5,717 (2006: K EUR 6,317) from the GEA Group. GEA Group Aktiengesellschaft accrued IFRS pension provisions of K EUR 27,136 (2006: K EUR 26,113) for former members of the Executive Board and their surviving dependants; the GEA Group accrued pension reserves of K EUR 57,384 (2006: K EUR 58,179) for these persons.

Remuneration paid to the Supervisory Board

Expenses incurred for the Supervisory Board amounted to K EUR 670 in 2007 (2006: K EUR 726). According to § 15 Paragraph 1 of the articles of association, each member of the Supervisory Board receives a fixed annual payment of EUR 30,000, payable after the end of each year, in addition to reimbursement of out-of-pocket expenses. The Chairman of the Supervisory Board receives two and a half times this amount and the Deputy Chairman one and-a-half times this amount. According to § 15 Paragraph 2 of the articles of association, each member of the Presiding Committee and the Audit Committee receives K EUR 25. The chairman of each of these committees receives twice this amount. No separate remuneration is, or was, paid to members of the Mediation Committee. Members who join or leave the Supervisory Board or its committees during the year are paid only pro rata temporis for the period of their membership. The remuneration paid to members of the Supervisory Board contains no performance-related element.

The individual details of remuneration, including its relevant components, for members of the Supervisory Board, the Presiding Committee and the Audit Committee are listed in the following table, including both 2007 and previous year's figures.

No advances, loans, or guarantees were granted to members of GEA Group Aktiengesellschaft boards. No remuneration or benefits were paid to members of the Supervisory Board for personal services rendered, such as consultancy, mediation, or agency services. Employee representatives from the GEA Group received their normal salaries for their activities.

(EUR)	Supervisory Board remuneration	Presiding Committee remuneration	Audit Committee remuneration	**Totals 2007**
Dr. Heraeus	75,000.00	50,000.00	25,000.00	**150,000.00**
previous year	75,000.00	50,000.00	25,000.00	**150,000.00**
Siegers	45,000.00	25,000.00		**70,000.00**
previous year	45,000.00	25,000.00		**70,000.00**
Ammer	30,000.00			**30,000.00**
previous year	30,000.00	8,493.15		**38,493.15**
Bastaki	30,000.00			**30,000.00**
previous year	30,000.00			**30,000.00**
Delaveaux *				**0.00**
previous year	10,191.78		8,493.15	**18,684.93**
Erler *				**0.00**
previous year	2,547.95			**2,547.95**
Gröbel	30,000.00	25,000.00		**55,000.00**
previous year	30,000.00	25,000.00		**55,000.00**
Dr. Happel *				**0.00**
previous year	10,191.78	8,493.15		**18,684.93**
Hunger	30,000.00			**30,000.00**
previous year	30,000.00	4,931.51		**34,931.51**
Kämpfert	30,000.00			**30,000.00**
previous year	26,958.90			**26,958.90**
Prof. Krebs *				**0.00**
previous year	2,547.95			**2,547.95**
Kruse *				**0.00**
previous year	10,191.78			**10,191.78**
Dr. Kuhnt	30,000.00		50,000.00	**80,000.00**
previous year	30,000.00		50,000.00	**80,000.00**
Löw	30,000.00		25,000.00	**55,000.00**
previous year	26,958.90		16,575.34	**43,534.24**
Dr. Perlet	30,000.00	25,000.00		**55,000.00**
previous year	30,000.00	16,575.34		**46,575.34**
Dr. Rittstieg *				**0.00**
previous year	10,191.78			**10,191.78**
von Sperber *				**0.00**
previous year	2,547.95			**2,547.95**
Stöber	30,000.00		25,000.00	**55,000.00**
previous year	30,000.00		25,000.00	**55,000.00**
Graf von Zech	30,000.00			**30,000.00**
previous year	30,000.00			**30,000.00**
Total	**420,000.00**	**125,000.00**	**125,000.00**	**670,000.00**
previous year	**462,328.77**	**138,493.15**	**125,068.49**	**725,890.41**

* Stepped down from the Supervisory Board in FY 2006





Committed to sustainability

The sustainable conception of its process technology solutions strengthens the market position of the GEA Group and opens up scope for profitable growth. The deployment of our machines and processes, the high quality of the products generated, and the favorable operating costs and prudent use of resources have long since formed an entity.

The technologies and processes of the GEA Group play an essential role for many challenges of our time. An example is the forward-looking utilization of biomass as a raw material for the basic industry, the pharmaceutical industry, as well as the polymer chemicals and the food processing industry. We are extensively positioned in these sectors, and rank as worldwide leaders in central areas such as evaporization, crystallization, drying and distillation, as well as mechanical separation technology.

The high-efficiency compressor manufactured by the Refrigeration Division shown here is installed in a 15,000 square meter greenhouse for orchid growing in Holland. The compressor ensures ideal ambient conditions in all seasons, without requiring natural gas. The heat pump is only operated in the winter months, and acts concurrently as cooling plant lowering indoor temperatures in the following summer. Thanks to underground storage, the cooling is available as required during the summer months. This solution has significantly reduced energy consumption.

Individual cylinders and an installed compressor of the Refrigeration Division.



Financial Statements

Consolidated Balance Sheet
At December 31, 2007

The accompanying notes are an integral part of these consolidated financial statements.

Assets (K EUR)	Notes	12/31/2007	12/31/2006
Property, plant and equipment	6.1	486,037	404,927
Investment property	6.2	44,666	56,869
Goodwill	6.3	1,299,650	1,250,763
Other intangible assets	6.3	95,869	41,280
Investments in enterprises reported at equity	6.4	14,585	10,876
Other non-current financial assets	6.5	43,237	52,343
Deferred taxes	8.7	364,910	431,825
Non-current assets		**2,348,954**	**2,248,883**
Inventories	6.6	674,691	531,794
Trade receivables	6.7	1,241,541	1,163,512
Income tax receivables	6.8	11,186	17,162
Other current financial assets	6.5	175,706	146,501
Cash and cash equivalents	6.9	279,162	260,101
Current assets		**2,382,286**	**2,119,070**
Assets held for sale	6.10	**16,713**	**583,476**
Total assets		**4,747,953**	**4,951,429**

The accompanying notes are an integral part of these consolidated financial statements.

Equity and liabilities (K EUR)	Notes	12/31/2007	12/31/2006
Issued capital		496,890	496,890
Additional paid-in capital		1,079,610	1,077,076
Retained earnings		-130,398	-249,149
Accumulated other comprehensive income		-35,932	327
Treasury shares		-	-65,263
Minority interest		3,508	1,582
Equity	7.1	**1,413,678**	**1,261,463**
Non-current provisions	7.2	231,568	287,576
Non-current obligations to employees	7.3	513,370	509,676
Non-current financial liabilities	7.4	20,874	17,585
Other non-current liabilities	7.7	4,284	13,766
Deferred taxes	8.7	87,219	47,535
Non-current liabilities		**857,315**	**876,138**
Current provisions	7.2	606,770	321,262
Current obligations to employees	7.3	168,006	165,814
Current financial liabilities	7.4	223,388	89,674
Trade payables	7.5	763,015	707,027
Income tax liabilities	7.6	54,653	29,098
Other current liabilities	7.7	661,128	557,964
Current liabilities		**2,476,960**	**1,870,839**
Liabilities related to assets held for sale	6.10	-	**942,989**
Total equity and liabilities		**4,747,953**	**4,951,429**

Consolidated Income Statement
From January 1 to December 31, 2007

The accompanying notes are an integral part of these consolidated financial statements.

(K EUR)	Notes	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Sales	8.1	5,198,575	4,346,201
Cost of sales		-3,869,546	-3,232,233
Gross profit		**1,329,029**	**1,113,968**
Selling expenses		-441,798	-396,163
Administrative expenses		-450,596	-391,178
Other income	8.2	97,939	60,732
Other expenses	8.3	-114,069	-89,893
Net income/loss on enterprises reported at equity		1,206	-359
Other financial income	8.5	2,573	2,338
Other financial expenses	8.6	-2,081	-1,251
Earnings before interest and tax (EBIT)		**422,203**	**298,194**
Interest and similar income	8.5	20,532	20,798
Interest expense and similar charges	8.6	-72,235	-65,262
Earnings before tax on continuing operations		**370,500**	**253,730**
Income taxes	8.7	-116,056	-66,307
thereof current taxes		-67,405	-46,031
thereof deferred taxes		-48,651	-20,276
Net income on continuing operations		**254,444**	**187,423**
Net income/loss on discontinued operations	4	**29,069**	**-475,647**
Net income/loss		**283,513**	**-288,224**
thereof minority interest		1,113	215
thereof attributable to shareholders of GEA Group Aktiengesellschaft		282,400	-288,439

(EUR)			
Earnings per share	8.8	**1,51**	**-1,53**
thereof on continuing operations		1,35	1,00
thereof on discontinued operations		0,16	-2,53
Weighted average number of shares outstanding (million)		**187,3**	**187,9**

Consolidated Cash Flow Statement
From January 1 to December 31, 2007

The accompanying notes are an integral part of these consolidated financial statements.

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Net income/loss	283,513	-288,224
Plus income taxes	116,056	66,307
Plus net income/loss on discontinued operations	-29,069	475,647
Earnings before tax on continuing operations	370,500	253,730
Net interest expense	51,703	44,464
Earnings before interest and tax (EBIT)	**422,203**	**298,194**
Depreciation, amortization, impairment and reversal of impairment on non-current assets	87,416	73,918
Other non-cash income and expenses	5,285	840
Obligations to employees	-36,893	-35,183
Change in provisions	18,965	13,876
Gains/losses on disposal of non-current assets	-3,531	-1,592
Change in inventories, including unbilled PoC receivables [1]	-51,467	-66,045
Change in trade receivables	-62,886	-107,610
Change in trade payables	8,626	86,436
Change in other operating assets and liabilities	-33,529	-15,282
Tax payments	-36,472	-38,258
Net cash flow from operating activities of discontinued operations	-136,612	-95,015
Cash flow from operating activities	**181,105**	**114,279**
Proceeds from disposal of non-current assets	20,257	8,154
Cash payments for the purchase of property, plant and equipment and intangible assets	-139,440	-100,009
Cash payments for the purchase of non-current financial assets	-10,047	-5,801
Interest and dividend income	11,930	11,183
Cash payments for acquisitions	-78,123	-22,288
Proceeds from disposal of discontinued operations	571,513	-
Repayments of non-trade receivables relating to discontinued operations	-484,925	-
Net cash flow from investing activity relating to discontinued operations	-	22,349
Cash flow from investing activities	**-108,835**	**-86,412**
Dividend paid by GEA Group AG for previous year	-	-18,795
Cash payments for the purchase of treasury shares	-95,853	-
Change in finance lease liabilities	-3,244	-1,820
Cash receipts from finance facilities	118,193	7,476
Cash payments for redemption of finance facilities, inclusive bonds	-31,580	-35,700
Interest payments	-37,523	-17,760
Net cash flow from financing activities of discontinued operations	-	-44,449
Cash flow from financing activities	**-50,007**	**-111,048**
Exchange-rate-related and other changes in cash and cash equivalents	-1,786	-2,187
Change in unrestricted cash and cash equivalents	**20,477**	**-85,368**
Unrestricted cash and cash equivalents at beginning of the year	252,240	424,363
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of the year	-	-86,755
Unrestricted cash and cash equivalents at end of the year	**272,717**	**252,240**
Restricted cash and cash equivalents	6,445	7,861
Cash and cash equivalents reported on the face of the balance sheet	**279,162**	**260,101**

1) Including prepayments received

Consolidated Statements of Changes in Equity
At December 31, 2007

The accompanying notes are an integral part of these consolidated financial statements.

(K EUR)	Number of shares	Issued capital	Additional paid-in capital	Retained earnings	
Balance at 12/31/2005	**187,945,616**	**496,890**	**1,077,076**	**58,086**	
Net loss				-288,224	
Minority interest				-215	
Accumulated other comprehensive income/loss					
Total income and expense for the year					
thereof minority interest					
thereof attributable to GEA Group shareholders					
Dividend paid by GEA Group AG				-18,795	
Change in other minority interest					
Balance at 12/31/2006	**187,945,616**	**496,890**	**1,077,076**	**-249,149**	
Net income				283,513	
Minority interest				-1,113	
Accumulated other comprehensive income/loss					
Total income and expense for the year					
thereof minority interest					
thereof attributable to GEA Group shareholders					
Withdrawal of treasury shares	-4,152,771			-163,650	
Sale of treasury shares	190,000		2,534		
Change in other minority interest					
Balance at 12/31/2007	**183,982,845**	**496,890**	**1,079,610**	**-130,398**	

Accumulated other comprehensive income/loss						
Cumulative translation adjustment	Available-for-sale securities	Hedge accounting	Accumulated other comprehensive income/loss	Treasury shares	Minority interest	Total
23,598	**836**	**-8,016**	**16,418**	**-65,263**	**884**	**1,584,091**
						-288,224
					215	
-29,255	-631	13,795	-16,091		49	**-16,042**
						-304,266
						264
						-304,530
						-18,795
					434	**434**
-5,657	**205**	**5,779**	**327**	**-65,263**	**1,582**	**1,261,463**
						283,513
					1,113	
-36,139	-178	58	-36,259		-30	**-36,289**
						247,224
						1,083
						246,141
				63,331		**-100,319**
				1,932		**4,466**
					843	**843**
-41,796	**27**	**5,837**	**-35,932**		**3,508**	**1,413,678**

1. Reporting Principles

Basis of presentation

These consolidated financial statements have been prepared pursuant to § 315a of the German Commercial Code ("consolidated financial statements according to International Accounting Standards") in accordance with the International Financial Reporting Standards (IFRS) and the relevant interpretations of the International Accounting Standards Board (IASB) as applicable under Regulation No. 1606/2002 of the European Parliament and Council concerning the adoption of International Accounting Standards in the EU.

Although the following accounting standards and interpretations, as well as amendments to existing standards, had already been published, they were not yet mandatory for the preparation of IFRS consolidated financial statements as of December 31, 2007:

- IAS 1 Presentation of Financial Statements (Amendment)
- IAS 23 Amendments relating to Borrowing Costs
- IFRS 8 Operating Segments
- IFRIC 11 Group and Treasury Share Transactions as per IFRS 2
- IFRIC 12 Service Concession Arrangements
- IFRIC 13 Customer Loyalty Programs
- IFRIC 14 The Limit on a Defined Benefit Asset

The mandatory future adoption of the new and amended standards and the new interpretations is not expected to have a material impact on the consolidated financial statements.

The GEA Group applied the following accounting standards and interpretations for the first time in 2007:

- IFRS 7 Financial instruments: Disclosures
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 8 Scope of IFRS 2
- IFRIC 9 Reassessment of Embedded Derivatives
- IFRIC 10 Interim Financial Reporting and Impairment

IFRS 7 consolidates and expands on the disclosures required in the notes to financial statements relating to financial instruments previously covered by IAS 32, as well as the IAS 30 disclosure requirements that only banks and similar financial institutions have been required to observe to date. All companies are now required to apply them. With the exception of the expanded notes to the financial statements, the first-time adoption of IFRS 7 has no effect on the consolidated financial statements of GEA Group Aktiengesellschaft.

The first-time adoption of the other regulations has no effect on the financial statements of the GEA Group.

The consolidated financial statements have been prepared in euros. All amounts, including the figures for the previous year, are stated in thousands of euros (K EUR). All amounts have been rounded. Differences between the sum of individual values and the total value could consequently be in the order of EUR 1,000.

For the purposes of clarity, various items in the consolidated balance sheet and income statement have been summarized as one item and explained accordingly in the notes. Assets and liabilities are classified as either "current" or "non-current". The income statement has been prepared using the cost-of-sales format.

The cash flow statement is prepared according to the indirect method with respect to cash flow from operating activities and according to the direct method with respect to cash flow from investing and financing activities.

The Executive Board of the GEA Group Aktiengesellschaft approved these consolidated financial statements for publication on March 4, 2008.

2. Accounting Principles

Scope of consolidation

All material companies in which GEA Group Aktiengesellschaft holds a majority of voting rights, either directly or indirectly, or in other respects is able to directly or indirectly exert a controlling influence over financial and business policy, are consolidated. Subsidiaries are fully consolidated from the time at which the possibility of a controlling influence has transferred to the GEA Group. They are deconsolidated from the time at which the controlling influence ends.

Acquired subsidiaries are entered in the accounts using the purchase method. The cost of the acquisition is measured using the transferred cash and cash equivalents, the fair value of transferred assets, equity instruments issued and liabilities assumed at the time of the transaction, plus the costs directly attributable to the acquisition. Assets, liabilities and contingent liabilities identifiable as part of a business combination are measured at fair value at the time of the transaction for the purposes of first-time consolidation, irrespective of any minority interest.

The cost of purchase in excess of the acquired subsidiary's net assets measured at fair value is recognized as goodwill. If the cost of the purchase is lower than the acquired subsidiary's net assets measured at fair value, the difference is reported through the income statement.

Intercompany receivables, liabilities and gains and losses on transactions between Group enterprises are eliminated with the exception of income and expenses arising between continuing and discontinued operations.

Consolidated subsidiaries with balance sheet dates that differ from that of the parent company have been consolidated on the basis of interim financial statements as of December 31.

In addition to GEA Group Aktiengesellschaft, 67 German (2006: 70) and 254 foreign subsidiaries (2006: 247) have been consolidated as of December 31, 2007. During the course of 2007, 33 subsidiaries were consolidated for the first time and 25 were deconsolidated. Mergers reduced the number of consolidated companies by a further four. Overall, the number of consolidated companies therefore increased year on year by four to 321.

A total of 108 subsidiaries are not consolidated (2006: 123) because their influence is not material when considering the Group's overall assets, finances and earnings.

Joint ventures

The option has been taken to measure investments in joint ventures using the equity method.

A total of six investments in joint ventures (previous year: 3) have been recognized as of the balance sheet date.

Investments in Associates

Investments in enterprises over which a significant influence can be exerted are measured using the equity method. The investment is initially recorded at cost. Associates are companies over which a Group company can exert a significant influence through its involvement in the associate's decision-making processes on financial or business policy. This affects companies in which the GEA Group holds between 20 percent and 50 percent of the voting rights, either directly or indirectly.

Associates' gains or losses attributable to the Group are recognized in the income statement. The Group's share of expenses and income reported directly in equity is reported directly in the consolidated equity. If the Group's share of an associate's losses exceeds the carrying amount of its net investment in the associate, no further losses are recognized. Any goodwill arising on acquisition is recognized in the carrying amount of the investment.

Where required, associates' accounting policies are modified to ensure consistent accounting policies throughout the Group.

Including joint ventures, a total of 19 investments in associates were measured at equity in the consolidated financial statements as of the balance sheet date (2006:18). There were four additions and three disposals including changes of status.

A list of some material subsidiaries can be found in the list of major shareholdings that follows the notes to the consolidated financial statements. A full list of shareholdings is published in the electronic Federal Gazette pursuant to § 325 of the German Commercial Code (HGB).

Currency translation

The Group companies prepare their annual financial statements based on their respective functional currencies.

Foreign-currency transactions conducted by consolidated enterprises are translated into the functional currency at the exchange rate prevailing at the time of the transaction. Monetary assets are adjusted to the exchange rate prevailing at each balance sheet date. The translation gains and losses on these items are generally reported as other income or other expenses.

All financial statements of companies whose functional currency differs from the reporting currency are translated into the reporting currency of the GEA Group's consolidated financial statements. Assets and liabilities of the consolidated enterprises are translated at the middle rates prevailing at the balance sheet date. These companies' income statements are translated at moving-average rates for the year. If the average rate does not represent a reasonable approximation of actual transaction rates, the amounts are translated at the relevant transaction rates. Any exchange differences are allocated to a separate item in equity and amortized. These differences totaled K EUR -41,796 as of December 31, 2007 (2006: K EUR -5,657).

Goodwill arising on the acquisition of foreign subsidiaries is translated, as these companies' assets, at the rate prevailing on the balance sheet date.

Property, plant and equipment

Property, plant and equipment is recognized at cost less cumulative depreciation and impairment, plus reversals of impairment losses.

The cost of regular large-scale maintenance is depreciated over either the relevant asset's residual useful life or until the next maintenance date.

Assets arising from finance leases are also reported under property, plant and equipment. A lease is deemed to be any agreement that confers the right to use a certain tangible asset for an agreed period in exchange for payment. Leases under which the lessee bears all material opportunities and risks arising from the use of the leased asset and where the lessee is consequently deemed to be the beneficial owner, are recognized as finance leases. The leased asset is recognized in the lessee's balance sheet at the lower of its fair value and the present value of the minimum lease payments. The corresponding lease liability is reported as a finance lease obligation. The leased asset is depreciated in subsequent periods over the shorter of the term of the lease and its useful life. Payments to the lessor are divided into principal and interest, with the amounts representing interest recognized in income over the term of the lease as a continuous interest payment on the residual lease liability.

Leases under which the lessor bears all opportunities and risks in connection with the leased asset are classified as operating leases. The lease installments represent a cost for the lessee for the respective period.

Many of the companies included in these financial statements have sold and leased back property, plant and equipment. The sale-and-leaseback transactions resulted in either finance or operating leases depending on the distribution of risk. The entire gain is recognized immediately if the asset has been sold at its fair value. If the sale price is above fair value, the gain is deferred and recognized over the term of the lease.

A tangible asset's carrying amount is reviewed if it is likely to have been impaired as a result of events or changing circumstances. An impairment test is conducted by comparing the asset's carrying amount with its recoverable amount. If its carrying amount exceeds its recoverable amount, an impairment loss is recognized. To assess impairment, assets are grouped at the lowest level for which separate cash flows can be identified. If the reason for the impairment subsequently ceases to apply, the impairment loss is reversed up to an amount not exceeding the amortized historical cost.

Investment property

Real estate that is held to earn rental income or generate capital growth is classified as investment property. Where real estate is held partly to generate rental income and partly to produce and supply goods, or to provide services, or for administrative purposes, the entire property is classified as investment property if it is not intended to be for the investor's own use to any material extent. This is deemed to be the case if the investor uses it to an extent less than 10 percent.

The cost is depreciated on a straight-line basis over a period of between 10 and 50 years. The measurement method used is the same as that for property, plant and equipment.

Goodwill

Goodwill arising on business combinations is recognized as an intangible asset.

The recoverability of goodwill is reviewed at divisional level at least every financial year-end, or when there is an indication that impairment has occurred. The recoverable amount for the division is compared with the carrying amount including goodwill. The recoverable amount corresponds to the higher of internal value in use and fair value less disposal costs. Where business units classified as discontinued operations are concerned, the measure of recoverability is fair value less disposal costs. If the carrying amount of the division's assets exceeds its recoverable amount, an impairment loss equivalent to the difference is recognized in income.

An impairment loss reduces the carrying amount of goodwill. Any amount exceeding the total value of goodwill is apportioned to the carrying amounts for non-current non-financial assets.

The value in use for individual business units is calculated in the fourth quarter of each financial year using the discounted cash flow method. Estimating a disposal price is required only if the value in use is less than the carrying amount.

Other intangible assets

Other intangible assets include both internally generated and purchased assets. Internally generated intangible assets include capitalized development costs. Besides contractually based rights, acquired intangible assets comprise mainly technologies, brand names, and customer relationships. Technologies, brand names, and customer relationships are regularly acquired in connection with corporate takeovers. Purchased intangible assets are capitalized at cost.

If the useful life of an intangible asset can be determined, the asset is amortized on a straight-line basis over its useful life. Intangible assets whose useful life cannot be determined are recognized at cost.

An intangible asset's carrying amount is reviewed if it is likely to have been impaired as a result of events or changing circumstances. Intangible assets whose useful life cannot be determined are tested for impairment annually. The impairment test is the same as that used for property, plant and equipment. Impairments already recognized must be reversed if the reasons for the impairment cease to apply. The impairment is then reversed up to an amount not exceeding the amortized historical cost.

Other financial assets

Other financial assets include investments in non-consolidated subsidiaries and other equity investments, other securities, financial receivables (except trade receivables) and derivative financial instruments.

Shares held in non-consolidated subsidiaries and other equity investments are allocated to the "financial assets available for sale" category. They are measured at cost because the shares in these corporations are not traded in an active market and their estimated fair value is subject to fluctuations without the probabilities of the fair values being able to be reliably determined within a certain range. Only disposal negotiations can allow their fair value to be determined reliably. We have no intention to sell these instruments.

Securitized debt instruments that are intended to be held until maturity are allocated to the "financial assets held to maturity" category and correspondingly measured using the effective interest rate method applying amortized historical costs. All other securities are measured at fair value and any fluctuations in value are reported through equity with no impact on the income statement. These instruments are only allocated to the "financial assets available for sale" measurement category if no other category applies.

Financial receivables are allocated to the "loans and receivables" measurement category and measured at amortized cost using the effective interest rate method.

Derivative financial instruments are used purely for hedging purposes, particularly in order to hedge against risks arising from currency and price movements, and to mitigate the risk of interest rate fluctuations resulting from financing transactions. They are always recognized at fair value. If derivative financial instruments are not connected with a documented accounting hedging relationship, they are allocated to the "financial assets at fair value through profit or loss" measurement category and their fluctuations in fair value booked through the income statement. If the derivative financial instruments are used to hedge future cash flows, the fluctuations in fair value are booked to equity.

The settlement date is relevant for both the initial recognition and the derecognition of primary financial assets. The assets are recognized as soon as the financial instrument is delivered to the GEA Group. They are derecognized as soon as the right to receive cash payments or other financial assets expires as a result of payment, waiver of right to performance of contract, statutory limitation, offset, or any other factor, or the right is transferred to another person, with the related risks transferring totally to the purchaser.

Impairment tests are performed on financial assets or groups of financial assets at each balance sheet date. Impairments are recognized through the income statement. Financial assets are impaired if following one or several events occurring after initial recognition of the asset, there is an objective indication that the expected future cash flows have undergone a negative change. Objective indications of impairments may include, for example, significant financial difficulties on the part of the debtor, or payment default. In the case of financial assets measured at amortized cost, the impairment expense corresponds to the difference between the carrying amount of the financial instrument and the present value of the future cash flows discounted using the original effective interest rate.

With the exception of equity instruments, impairment losses on financial assets are reversed and recognized in income up to the level of amortized cost excluding impairment if the reasons for the impairment cease to apply.

Hedging

Derivative financial instruments are designated at the time they are entered into either as a hedge relating to the fluctuation in the fair value of assets, liabilities, or binding agreements (fair value hedges), or as a hedge relating to future cash flows in connection with assets and liabilities (cash flow hedges).

In order to effectively hedge risks relating to a change in fair value, not only the change in the value of the derivative, but also that of the hedged item, is reported through the income statement.

If derivatives are used as cash-flow hedges, the hedge-effective portion of the change in the derivative's fair value is recognized directly in equity. The hedge-ineffective portion of the change in fair value is recognized in the income statement. The item recognized in equity arising from the hedge-effective portion of the change in fair value is recognized in the income statement as soon as the hedged item is settled. If settlement of the hedged item leads to the recognition of a non-financial asset, the deferred value impairments previously booked through equity are offset against the cost of purchasing the non-financial asset. If, contrary to previous assumptions, the hedged item is not executed, the value impairments previously booked through equity are reported through the income statement.

Embedded financial derivatives are separated from their host contracts if certain qualifying conditions in terms of their recognition and measurement are met.

Deferred taxes

Deferred tax assets and liabilities are formed for all temporary differences between the carrying amounts in the respective national tax accounts and those in the IFRS accounts included in the consolidated financial statements. Deferred tax assets are also recognized for tax losses carried forward. Deferred tax assets arising from deductible temporary differences and tax losses carried forward are recognized only to the extent that there is likely to be sufficient taxable income in the future.

No deferred tax liabilities are recognized on taxable temporary differences arising from investments in subsidiaries, associates, or joint ventures, because the Group can control the reversal of these temporary differences and these differences are consequently unlikely to be reversed in the foreseeable future.

Inventories

Inventories are recognized at the lower of cost and net realizable value. The cost of purchase is calculated at average cost or using the first-in, first-out (FIFO) method. The cost of sales includes direct costs, attributable materials and manufacturing overheads, depreciation charges and production-related administrative costs, but not borrowing costs on debt. The net realizable value is calculated as the estimated sales proceeds minus costs incurred until completion, plus selling expenses. Impairments already recognized must be reversed if the reasons for the impairment cease to apply. The impairment is then reversed up to an amount not exceeding the amortized historical cost.

Trade receivables

Trade receivables include no interest and are recognized in the balance sheet at their nominal value less appropriate adjustments for irrecoverable debts.

Trade receivables due from financial services enterprises, and sold under factoring agreements, are derecognized once the related opportunities and risks have transferred in their entirety to the financial services company.

Construction contracts

Receivables and sales arising from construction contracts are reported according to the percentage-of-completion (PoC) method.

The percentage of completion is determined using the cost-to-cost method, which is derived from the ratio of contract costs incurred to the total estimated contract costs. Contracts are measured at cost of sales plus a profit in proportion to the percentage of completion. Discounts are applied to reflect risks. Losses on construction contracts are immediately recognized in full in the financial year in which they are identified, regardless of the percentage of completion at that point. If the contract costs incurred and the gains or losses recognized, exceed the discounts made, the excess amount is capitalized. This item is reported under "trade receivables". If the progress-billing payments received exceed the accrued costs and recognized gains or losses at the balance sheet date, they are reported as a liability among "trade payables". Advances received for construction contracts are reported separately as liabilities.

If the margin on the contract cannot be estimated reliably, the sales are recognized only to the value of the contract cost incurred (zero-profit method). A profit is only recognized if the margin on the contract can be estimated reliably.

Payments for divergent amounts in the overall contract, claims and premiums are included among sales from the contract to the extent agreed with the customer.

Cash and cash equivalents

Cash and cash equivalents comprise cash, sight deposits and financial assets, which can be converted into cash at any time and which are subject to only slight fluctuations in value. They are recognized at fair value.

Non-current assets "held for sale" and corresponding liabilities

Non-current assets or groups of assets classified as "held for sale" as per IFRS 5 are recognized at the lower of the carrying amount and fair value less disposal costs. They are classified as "held for sale" if their sale is very likely, the assets, or groups of assets, held for sale are available for immediate sale and their sale will have been completed within one year of their classification as "held for sale". As the carrying amount of depreciable assets is realized by disposal rather than use, they are no longer depreciated when reclassified. Corresponding liabilities are reported as "liabilities related to assets held for sale".

Issued capital

Common shares are classified as equity. Treasury shares are deducted from the equity attributable to the shareholders of GEA Group Aktiengesellschaft.

Pension obligations

The obligations arising from pension plans include post-employment benefits. Obligations arising from pension plans are calculated using the projected unit credit method. In order to ensure that it can render pension benefits, the company holds financial assets in long-term investment funds outside the GEA Group (plan assets) and takes out qualified insurance policies. The amounts of provisions reported are based on calculations performed by independent actuaries. Where actuarial gains and losses exceed 10 percent of the higher of either the present value of the defined benefit obligation, or of the plan assets at the balance sheet date, they are apportioned over the beneficiaries' average residual service period, and recognized in income. The interest included in pension costs is reported under interest expense. The anticipated return on plan assets is shown as part of interest income. The service cost for the period is recognized under the relevant functional costs.

The pension plan obligation reported in the balance sheet represents the net present value of the obligation at the balance sheet date plus as yet unrecognized actuarial gains (less unrecognized actuarial losses), less as yet unrecognized past service cost. The fair value of plan assets, where present, is deducted from the obligation.

Other obligations to employees

Other obligations to employees comprise other non-current benefits and all current benefits. Current obligations to employees generally fall due in full no more than 12 months following the performance of the relevant service or work. They include wages, salaries, social insurance contributions, paid vacation and profit-sharing schemes. They are charged to the income statement at the same time as the work being remunerated. Any expenditure in excess of the payments already made is reported as a deferred liability at the balance sheet date. Other non-current benefits, such as long-service awards or age-related part-time employment contracts, are recognized at the present value of the obligation at the balance sheet date.

Provisions

Provisions for contingent liabilities are reported when a legal or constructive obligation to a third party exists, the related cash outflow is likely and its probable amount can be estimated reliably.

The cost of accruing provisions for warranties is included in the cost of sales at the time the sales are recognized. In all other cases, provisions are set aside when the product is accepted by the customer. The measurement of the provision is based both on the warranty cost actually incurred in the past and on the evaluated overall risk inherent in the plant, equipment, or product. Provisions are also set aside if a claim is made under a warranty and a loss is deemed likely. Rights of recourse against suppliers are capitalized, providing their services are subject to a warranty and it is highly likely that the claim can be enforced.

Financial liabilities

Financial liabilities include bonds, liabilities to banks and liabilities under finance leases. They are initially recognized at fair value less transaction costs incurred. They are subsequently measured at amortized cost using the effective interest rate method. Liabilities under finance leases are initially measured at the lower of the fair value of the leased asset and the present value of minimum lease payments.

Other liabilities

The recognition and subsequent measurement of other liabilities is the same as for financial liabilities.

Trade payables

Trade payables include liabilities for goods received, or services already performed, which have not yet been invoiced since there is a slight uncertainty as to the extent of the liability.

Sales recognition

Sales generated by products are recognized when delivery occurs and the price risk related to the goods passes to the customer. Sales under service agreements are recognized when the service is performed. Sales are recognized at the fair value of the goods or services received, or to be received. Customer bonuses, discounts, rebates, other allowances and the elimination of intercompany profits and sales reduce the amount of sales recognized. Sales from construction contracts are generally recognized using the percentage-of-completion method.

Interest and similar income is recognized among interest income pro rata temporis over the residual term based on the effective interest rate and the amount of the residual receivable.

Sales proceeds from user fees are recognized in the period in which they arise based on the underlying contracts.

Research and development

Research costs are expensed as incurred. Development costs used to significantly develop a product or process are capitalized if the product or process is technically and commercially viable and marketable, the cost can be determined reliably and sufficient resources are available to complete the development project. All other development costs are expensed as incurred. Capitalized development costs for completed projects are reported at cost of sales less cumulative amortization.

Development costs incurred as a matter of necessity under construction contracts are capitalized as cost of sales.

Government grants

Government grants are recognized at fair value provided the Group meets the conditions necessary to receive the grant. Government grants to meet expenses are recognized over the period in which the costs for which the grants were awarded are incurred. Government grants for capital expenditure are deducted from the cost of purchase of the corresponding asset.

Estimates

The preparation of these consolidated financial statements requires estimates and assumptions to be made that have an impact on the company's assets, liabilities, provisions, deferred tax assets and liabilities, income and expenses, as well as the contingent assets and liabilities reported. Although such estimates and assumptions are made carefully and in good faith, it cannot be excluded that the actual amounts that arise may differ from these estimates.

Factors that may cause these amounts to differ adversely from the projections include a deterioration in the global economy, movements in exchange rates and interest rates, significant litigation and changes in environmental or other legislation. Production errors, the loss of key customers and rising funding costs may also impair the Group's future performance.

The recognition and measurement of the following assets and liabilities are partly based on the management's assumptions. All assumptions are made conscientiously and according to the best state of knowledge, in order to convey a true and fair view of the company's assets, financing and earnings positions. If actual circumstances later diverge from those assumed, this has an impact on the recognition and measurement of assets and liabilities.

a) Acquisitions

   Goodwill is reported in the balance sheet as the result of corporate acquisitions. When an acquired company is first consolidated, all its identifiable assets, liabilities and contingent liabilities are recognized at fair value as of the acquisition date. The main problem in this respect is estimating these fair values. As a rule, land and buildings are measured on the basis of independent valuations. If intangible assets are identified, their fair values are calculated internally using an appropriate evaluation method. These measurements are performed on the basis of assumptions that the management has made with respect to the future value of the relevant assets, as well as the imputed discount rate.

b) Goodwill

The Group tests goodwill for impairment once a year. The recoverable amount of cash-generating units (divisions) has been calculated based on the value in use. Calculations of the value in use are based on managerial assumptions (see Notes 6.3).

c) Deferred tax

When assessing the recoverability of deferred tax assets, the company's management appraises to what extent the deferred tax assets are likely to be realized. Whether the deferred tax assets can be realized in actuality depends on whether sufficient future tax income can be generated against which the temporary differences and loss carry-forwards can be offset. To this end, the company's management considers the time at which the deferred tax liabilities are reversed and expected future tax income. The company's management expects these deferred tax assets to be realized on the basis of projections of future business developments. The deferred tax assets relating to the US tax loss carryforwards were revalued by K EUR 53,366 in 2007. The expected improvement in profitability of the Group companies located in the US is the reason for this revaluation. In order to limit the effects of uncertainties surrounding future expected taxable income in Germany, the deferred tax assets relating to loss carryforwards in Germany have been reduced by K EUR 50,000 (see Notes 8.7).

d) Provisions and contingent liabilities

Changes in estimates of the probability of a present obligation or of a economic outflow resources may mean that items previously classified as contingent liabilities must be reported as provisions, or that the level of provisioning requires adjustment (see Notes 7.2).

e) Obligations arising from pension plans

The present value of pension obligations depends on factors based on actuarial assumptions. The assumptions used to calculate the net pension cost include anticipated long-term returns on plan assets and the discount rate. Any changes in these assumptions have an impact on the carrying amount of pension obligations.

The anticipated returns on plan assets are calculated on a uniform basis that considers long-term historical returns, asset allocation and estimates of future long-term investment returns.

The appropriate discount rate is determined at the end of each year. This is the interest rate used to calculate the present value of future cash outflows expected to be required to settle the obligation. In order to calculate the discount rate, the Group uses the interest rate on investment-grade corporate bonds denominated in the same currency in which the benefits are paid and whose terms to maturity correspond to those of the pension obligations.

Further material assumptions made for pension obligations are partly based on market conditions (see Notes 7.3.1).

f) Construction contracts

The recognition of construction contracts under the percentage-of-completion method is based on managerial estimates of the cost of such contracts. Revisions of estimates or discrepancies between the estimated cost and the actual cost have a direct bearing on the profitability of construction contracts. As in the previous year, the negative income effects from changes in estimates amount to a low triple-digit million figure in euros. These changes in estimates related almost exclusively to the operations of Lentjes.

g) Litigation

In some cases, GEA Group companies are parties involved in litigation. The outcome of this litigation could have a significant effect on the Group's asset, financing and earnings positions. The management regularly analyses current information about this litigation and forms provisions for probable obligations, including estimated legal costs. Both internal and external lawyers are used to make this assessment. When deciding on the necessity for the formation of a provision, the management takes into account the probability of an unfavorable outcome, as well as the ability to sufficiently reliably estimate the level of the obligation. The bringing of a charge, or the formal assertion of a claim against a GEA Group company, does not necessarily necessitate the formation of a provision for the related risk.

3. Financial Risk Management

The Executive Board has created an effective set of rules in the form of guidelines to control financial risks across the Group and thereby hedge, or largely limit, the risks involved. These rules clearly define the objectives for the protection of assets, the elimination of security loopholes and efficiency improvements in the identification and analysis of risks, together with the relevant organizational structures, responsibilities and areas of expertise. The rules follow the principles of function separation, transparency, prompt documentation and system security.

In addition to primary instruments, the GEA Group may use various derivative financial instruments, such as currency forwards, currency options, interest rate and currency swaps and commodity futures. Derivative financial instruments are used solely to hedge existing or planned hedged items and to help mitigate the price risk pertaining to currencies, interest rates and commodities.

When using such financial instruments, the GEA group is exposed to a default risk that arises from the possibility that a counterparty may fail to meet its contractual obligations and its maximum amount is consequently the positive fair value of the relevant financial instrument. For this reason, financial instruments are entered into only with reputable financial institutions and industrial customers that enjoy excellent credit ratings, so the risk of default can be deemed very low.

Foreign currency risks

Because of the international nature of our business, our cash flows are denominated not only in euros but also in a number of other currencies, particularly the US dollar. Hedging the resultant exchange rate risk forms a major part of our risk management operations.

A standardized Group-wide policy forms the basis of the GEA Group's centralized currency management operation. This states that all Group companies must hedge their foreign-exchange exposures at the time they arise. The aim of such hedging is to lock in prices based on fixed exchange rates as a form of protection against adverse future exchange rate movements. The hedging periods are determined by the term to maturity of the hedged items. The term of currency derivatives used is usually no more than twelve months, but may go well beyond this period in exceptional cases. Although currency risk on individual contracts is usually excluded by means of hedging, significant medium- and long-term movements in exchange rates may influence sales opportunities outside the Eurozone.

Subsidiaries located in the Eurozone are obliged to tender all outstanding exposures relating to transactions in goods or services in major transaction currencies to the finance department at the GEA Group head office. Most of these tendered exposures are passed on directly to banks, provided their maturities are matched and depending on the derivatives' hedging purpose and the related nature of their accounting treatment; otherwise they may be hedged as part of a portfolio. The hedging of financial transactions and transactions conducted by our subsidiaries outside the Eurozone is also closely coordinated with the finance department at the Group head office. Contracts in emerging markets are usually invoiced in US dollars or euros.

Interest rate risks

Because of the international nature of our business, GEA Group raises liquidity and invests funds in the international money and capital markets in various currencies – mainly euros and US dollars – and with varying maturities. The resultant financial liabilities and investments are in general exposed to interest rate risk. The aim of our centralized interest rate management operations is to evaluate and manage this interest rate risk. In order to hedge this risk, the GEA Group may use derivative financial instruments on a case-by-case basis to minimize the interest rate volatility and financing costs of the hedged items. Only the finance department at the Group head office is permitted to enter into such interest rate instruments.

Risks related to commodity forward transactions

Apart from entering into firm delivery and purchase agreements, Ruhr-Zink GmbH and mg Rohstoffhandel GmbH use derivative financial instruments to mitigate the volatility of commodity prices. Although this hedging is conducted on a decentralized basis, these companies' use of financial derivatives is governed by strict rules. Only marketable instruments are used. These comprise commodity futures, spot deals in conjunction with forward transactions and the purchase of options. There were no such transactions outstanding as of the balance sheet date.

Credit risks

The Group's risk management system uses a controlling system entailing fully consolidated planning and control accounts, monthly financial statements and regular discussions of business progress at management meetings. GEA Group monitors and evaluates the counterparty risk attaching to customer receivables on a decentralized basis and limits some of the risk by using trade credit insurance.

Trade receivables exist with respect to a large number of customers from various sectors and various geographic areas. One credit risk of a negligible amount existed as of December 31, 2007. The maximum counterparty risk is limited to the carrying amount.

Management of liquidity risks

The prudent liquidity management system used by the Group to mitigate liquidity risk entails ensuring the availability of efficient cash and credit lines and the capacity to close out market positions.

The following tables show the undiscounted, contractually agreed interest and principal payments for financial liabilities, including derivative financial instruments with negative fair values:

(K EUR)	Carrying amount	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
2007							
Trade payables	763,015	761,100	2,106	-	-	-	-
Liabilities to banks	218,395	216,014	7,234	941	914	650	1,184
Promissory notes payable	4,490	4,490	-	-	-	-	-
Liabilities under finance leases	10,996	1,603	1,302	2,064	999	799	8,084
Liabilities to equity investments	914	914	-	-	-	-	-
Foreign exchange forward contracts designated for hedge-accounting	3,111	82,446	9,367	1,665	-	-	-
thereof discontinued operations	-	-	-	-	-	-	-
Foreign exchange forward contracts not designated for hedge-accounting	3,467	122,705	1,433	-	-	1,779	-
thereof discontinued operations	-	-	-	-	-	-	-
Interest rate derivatives designated for hedge-accounting	190	4	82	78	65	30	-
Interest rate derivatives not designated for hedge-accounting	2,699	4,319	4,190	4,076	3,942	3,824	36,655
Commodity derivatives not designated for hedge-accounting	-	-	-	-	-	-	-
Other liabilities	665,412	661,599	4,468	-	-	-	-
2006							
Trade payables	707,027	705,431	1,596	-	-	-	-
Liabilities to banks	97,321	85,439	8,144	7,026	451	270	1,912
Promissory notes payable	2,692	2,692	-	-	-	-	-
Liabilities under finance leases	3,126	1,845	1,078	183	159	-	-
Liabilities to equity investments	-	-	-	-	-	-	-
Foreign exchange forward contracts designated for hedge-accounting	2,717	156,911	36,096	1,963	-	-	-
thereof discontinued operations	837	66,924	26,728	1,717	-	-	-
Foreign exchange forward contracts not designated for hedge-accounting	1,181	132,205	17,552	88	-	-	-
thereof discontinued operations	809	20,023	13,688	-	-	-	-
Interest rate derivatives designated for hedge-accounting	-	-	-	-	-	-	-
Interest rate derivatives not designated for hedge-accounting	-	-	-	-	-	-	-
Commodity derivatives not designated for hedge-accounting	222	222	-	-	-	-	-
Other liabilities	571,730	558,043	13,772	-	-	-	-

Outgoing payments for derivative financial instruments amounting to K EUR 276,660 (2006: K EUR 345,037) were offset by payments received of K EUR 266,644 (2006: K EUR 339,490). Of the previous year's outgoing payments, K EUR 129,080 related to the discontinued business operations. This amount was offset by payments received of K EUR 127,403.

As of December 31, 2007, there were cash credit lines of K EUR 1,162,037 (2006: K EUR 1,031,736). Of this amount, cash credit lines of K EUR 943,619 (2006: K EUR 934,415) had not been utilized. In addition, there were further guarantee lines of K EUR 2,479,515 (2006: K EUR 2,306,438) available for performance of contracts, advances and warranty obligations, of which K EUR 1,165,819 (2006: K EUR 1,234,604) was used. Of this amount, performance guarantees of K EUR 678,767 (2006: K EUR 783,359) are "payable at the first demand". As is usual for this type of order security and financing instrument, guarantees were drawn down only in very seldom and exceptional cases by the GEA Group in recent years.

As of the year-end, K EUR 197,300 of guarantees arising from GEA Group Aktiengesellschaft credit lines, and K EUR 276,315 of Group guarantees, were granted to collateralize contractual obligations on the part of Lurgi AG to its customers. Of the guarantees, K EUR 172,651 (2006: K EUR 249,458) are "payable at the first demand". The purchaser of Lurgi granted guarantees with a total volume of K EUR 333,000 million as collateral in favor of GEA Group Aktiengesellschaft for the unlikely event of default of both Lurgi AG and Air Liquide S.A. As of the year-end, K EUR 170,604 of guarantees arising from GEA Group Aktiengesellschaft credit lines, and K EUR 171,887 of Group guarantees, were granted to collateralize contractual obligations on the part of Lentjes GmbH to its customers. Of the guarantees, K EUR 102,673 (2006: K EUR 110,970) are "payable at the first demand". The purchaser of Lentjes has also granted a Group guarantee of K EUR 20,000 and a bank guarantee of K EUR 10,000 in favor of GEA Group Aktiengesellschaft.

The future lease payments from operate leases are shown separately under other financial liabilities.

All financial liabilities outstanding as of December 31, 2007 are included, to the extent that payments have already been contractually agreed. Budgeted figures for future new liabilities have not been taken into account. Foreign currency amounts were translated using the exchange rates prevailing on the balance sheet date. In the case of financial liabilities that can be repaid at any time, it is assumed that they will be repaid within one year.

Foreign currency sensitivity analysis

The GEA Group is principally exposed to currency exchange rate risks arising from the US and the Canadian dollar.

The following table shows the sensitivity of an increase or decrease of the euro by 7 percent (2006: 8 percent) against the US dollar and the sensitivity of an increase or decrease of the euro by 9 percent (2006: 9 percent) relative to the Canadian dollar from the GEA Group perspective. The level of change that has been used is the value used as part of internal reporting of exchange rate risks to management committees and represents the management's estimate with respect to a potential change in exchange rate. The sensitivity analysis contains solely outstanding monetary positions denominated in foreign currencies. It basically contains external loans and loans for foreign divisions within the Group, which are either denominated in a currency other than that of the provider or recipient of the loan.

(K EUR)	US dollar				Canadian dollar			
	2007		2006		2007		2006	
	+7 %	-7 %	+8 %	-8 %	+9 %	-9 %	+9 %	-9 %
Net income for the year	-287	287	-	-	2,751	-2,750	-	-
Equity	6,305	-6,308	19,354	-19,328	1,877	-1,877	1,635	-1,634

The 2007 calculation is based on a volume of K USD 416,461 (2006: K USD 528,318) and K CAD 37,977 (2006: K CAD 25,534).

The potential fluctuations in the annual net income result primarily from derivatives that are not used for accounting hedging purposes, but are used instead as part of the general hedging strategy to avoid currency risks.

Interest rate sensitivity analysis

Risks arising from changes in interest rates are presented using sensitivity analyses, as per IFRS 7. These represent the effects of changes in market interest rates on interest payments, interest income and expenses, other components of earnings and equity. The sensitivity analyses are based on the following assumptions:

- Changes in market interest rates relating to original financial instruments with fixed interest yield only have an impact on net income if they are measured at fair value. All fixed-interest financial instruments measured at amortized cost are consequently not subject to interest rate risks in the sense of IFRS 7.

- Changes in market interest rates relating to financial instruments designated as hedging instruments as part of a cash flow hedge for hedging interest-related fluctuations in payments have effects on the foreign currency reconciliation item in equity to the extent of the effective portion and are consequently reflected in the equity-related sensitivity calculations.

- Changes in market interest rates have an effect on the inrerest income of original variable-rate financial instruments whose interest payments are not recognized as hedged items as part of a cash flow hedge and are consequently included in the calculation of earnings-related sensitivities.

- Changes in market interest rates relating to interest rate derivatives (interest rate swaps or interest/currency swaps), which do not form part of a hedge, have effects on the other financial result (revaluation of financial assets to fair value) and are consequently reflected in the earnings-related sensitivity calculations.

- Currency derivatives are not subject to major interest rate risks and consequently have no effect on the interest rate sensitivities.

If the market interest level as of December 31, 2007 had been 100 basis points higher (lower), earnings would have been K EUR 1,803 (2006: K EUR -245) higher (lower) and equity would have been K EUR 297 (2006: K EUR 0) higher (lower). The calculation is based on a net volume of K EUR 16,274 (2006: K EUR -28,175).

Capital management

The overall conditions for optimal capital management are based on the strategic objectives of the GEA Group. The focus in this respect is raising the company's long-term value in the interests of investors, employees and customers. This entails further concentration on the core business and focusing on profitability. Our concentration on our core business includes external growth through acquisitions. Boosting profitability and return on capital employed will be our cardinal priorities in the future, however. If required, we shall also consider further share repurchases in order to achieve an improvement in return on capital employed.

In turn, these efforts will be underpinned by intensive investor relations work designed to enhance the profile and perception of the GEA Group in the capital markets.

4. Disposals and Discontinued Operations

4.1 Plant Engineering segment

With the consent of the Supervisory Board, the Executive Board of GEA Group Aktiengesellschaft decided to sell the PET and Fibers (Zimmer), Energy and Environment (Lentjes), Gas-to-Chemicals and Synthetic Fuels and Biofuels (Lurgi) divisions of the former Plant Engineering segment. Having discussed the matter, the Executive Board came to the conclusion that these companies would enjoy better prospects outside GEA Group Aktiengesellschaft.

The Gas Cleaning division (Lurgi Bischoff) remained in the GEA Group and is reported in the "Other" segment.

The Zimmer division had already been dissolved in the previous year. The company's operations in the production of chemical-fiber plant and of plant used in the manufacture of nonwovens, were sold to the Trützschler Group, Mönchengladbach/Germany. The plant engineering operations relating to polymers, synthetic fibers and thermoplastics were sold within the GEA Group to Lurgi as part of an asset deal.

Lurgi

On April 17, 2007, GEA Group signed an agreement relating to the sale of Lurgi to the Air Liquide Group, Paris, France, a globally active manufacturer of medical and industrial gases. The sale was completed on July 20, 2007.

The table below provides a breakdown of the net result on the discontinued operations with respects to Lurgi:

(K EUR)	01/01/2007 - 12/31/2007	01/01/2006 - 12/31/2006
Sales	463,117	684,835
Other income	5,822	17,376
Expenses	-469,248	-707,668
Net interest result	9,647	11,552
Taxes	-4,525	-24,234
Net income/loss	**4,813**	**-18,138**
Net gain on disposals	207,036	-
Taxes	-5,270	-49,000
Net loss on discontinued operations	**206,579**	**-67,138**

The disposal gain/loss contains transaction costs and expenses for the formation of accounting provisions for the purchase price adaption mechanisms, assurances and warranties agreed in the share purchase agreement. The assurances and warranties relate to, firstly, assurances usual for such transactions, such as indemnification from legal defects of the assets that have been sold, or indemnifications from environmental and tax risks and, secondly, indemnification from risks arising from particular projects. Guarantees and warranties provided comprise not only minimum thresholds for them to become effective, but also staggered maximum limits. With the exception of the project-related indemnities, the guarantees and warranties include payments to be made with respect to the purchase price.

The previous year's tax expense of K EUR 49,000 relates to the reduction in valuation of German tax loss carryforwards based on future German tax income.

Lentjes

The disposal of Lentjes to a subsidiary of A-Tec Industries AG (referred to below as: A-Tec), Vienna/Austria, was completed on December 21, 2007 following the receipt of anti-trust approval on December 5, 2007. Lentjes once again reported high losses from the processing of orders in 2007. These result from order processing problems that arose as a consequence of project acceleration costs, contractual penalties relating to delays and the availability of plant and unbudgeted cost increases in the procurement market, particularly in the area of plant assembly. The outcome of lawsuits and the settlement of disputed legacy contracts also had an adverse impact on profitability.

The table below provides a breakdown of the net result on the discontinued operations with respects to Lentjes:

(K EUR)	01/01/2007 - 12/31/2007	01/01/2006 - 12/31/2006
Sales	250,970	266,050
Other income	35,054	5,916
Expenses	-454,923	-576,131
Net interest result	13,469	-2,753
Taxes	-17,520	5,819
Net loss	**-172,950**	**-301,099**
Net gain/loss on disposals or loss on measurement at net realizable value	-39,323	-41,161
Taxes	1,811	-
Net loss on discontinued operations	**-210,462**	**-342,259**

Other income basically contains an income of K EUR 34,555 from the release of a provision relating to the risk of being required to repay an amount received for the construction of a carpet recycling plant due to the nullity of the contract for work (please refer to page 149). The accrued interest relating to the provision was also reversed. This increased the net interest result by K EUR 8,263.

Besides the usual assurances for corporate disposals, A-Tec was largely indemnified against risks arising from previous problematic orders and legal disputes. These indemnities are unlimited. Corresponding accounting provisions have been formed for these risks.

4.2 Operations discontinued in previous periods

In previous periods GEA Group sold operations such as the Dynamit Nobel Group, the Dynamit Nobel Plastics Group, solvadis, the boiler plant business and the Zimmer activities, which were accounted as discontinued operations. These operations generated total income of K EUR 59,514 before tax in 2007 (2006: K EUR -41,336). Most of this income (K EUR 48,384) results from the release of the provision relating to Zimmer, which pertains to the risk of being required to repay an amount received for the construction of a carpet recycling plant. This income includes cancelled interest of K EUR 9,339. A tax expense of K EUR 26,562 (2006: K EUR 24,914) is attributable to the income of K EUR 59,514.

4.3 Effects of disposals

Besides Lentjes and Lurgi, GEA Group disposed of its investment in Lesatec s.r.l., Opera/ Italy, during 2007. The table below shows the net assets of all companies at the time they were sold. The previous year's figures relate to the sale of Fleissner GmbH, Frankfurt am Main/Germany, Claus Queck GmbH, Düren/Germany and Dynamic Fabricators LLC, Rathdrum (ID)/USA.

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Non-current assets		
Property, plant and equipment	7,918	2,234
Intangible assets	13,684	417
Financial assets	3,818	133
Current assets		
Inventories	25,065	6,338
Cash and cash equivalents	660,834	19,377
Other assets	490,126	44,855
Liabilities		
Obligations to employees	212,210	3,941
Provisions	39,882	5,760
Finance liabilities	-	359
Sundry liabilities	725,989	37,393
Net assets including minority interest and accumulated other comprehensive income	**223,364**	**25,901**
Minus minority interest	-919	-
Minus accumulated other comprehensive income	-2,260	-
Net assets excluding minority interest and accumulated other comprehensive income	**220,185**	**25,901**
Sale price	571,859	31,408
Gains on disposals	**351,674**	**5,507**
Cash received from disposal	571,859	31,408
Disposal of cash and cash equivalents	-660,834	-19,377
Net cash flow from the disposal	**-88,975**	**12,031**

5. Acquisitions

5.1 J. Houle & Fils Inc.

On April 5, 2007, the Farm Systems division acquired all shares outstanding in J. Houle & Fils Inc. (referred to below as: Houle), Drummondville/Canada. Houle is a leading company in North America in the market for the construction, manufacturing and selling of slurry disposal systems, manure disposal systems for cowsheds and cowshed constructions with related internal equipment. The acquisition allows the Farm Systems division to strengthen both its position as a globally leading manufacturer and provider of agricultural equipment and its ability to provide an integrated and complete service to milk producers. Houle generated earnings before tax of K EUR 4,016 since it was acquired by GEA Group.

The following assets and liabilities were acquired as a result of the purchase of Houle:

(K EUR)	Fair value	Carrying amount
Property, plant, and equipment	7,770	4,484
Intangible assets	7,209	27
Deferred tax	100	100
Non-current assets	**15,079**	**4,611**
Inventories	8,050	8,050
Trade receivables	5,014	5,014
Income tax receivables	34	34
Other financial assets	473	473
Current assets	**13,571**	**13,571**
Total assets	**28,650**	**18,182**
Deferred taxes	3,585	350
Non-current liabilities	**3,585**	**350**
Provisions and obligations to employees	937	937
Trade payables	1,262	1,262
Other financial liabilities	1,646	1,646
Current liabilities	**3,845**	**3,845**
Total liabilities	**7,430**	**4,195**
Net assets acquired	**21,220**	**13,987**
Cost of purchase, including incidental costs	28,096	
Goodwill	**6,876**	

As part of the breakdown of the purchase price, the technology portfolio, the customer base and the Houle brand-name were identified and capitalized as separate intangible assets. The remaining excess relative to acquisition costs, including incidental costs, over and above the fair value of the reported net assets of K EUR 6,876 is mainly due to the resultant reciprocal opportunities arising from the purchase. Houle, which has so far been represented almost exclusively in the North American market, will gain access to all important markets via the Farm System division's global network. In turn, the Farm Systems division can now operate both as a provider of milking machinery and as a supplier of solutions for slurry disposal. Its slurry disposal solution, in particular, often plays a decisive role in the planning and approval of new milk farms.

5.2 Procomac Group

On April 19, 2007, the Process Engineering division expanded its activities in the fluids processing area for the drinks and food industry with the acquisition of Procomac S.p.A. (referred to below as: Procomac), Sala Baganza/Italy. Procomac specializes in the manufacturing and installation of aseptic filling equipment for PET bottles for high-quality drinks. The product range also includes non-aseptic filling equipment. The acquisition allows the division to expand its product range and to strengthen its leading position in the area of integrated process technology for food. Since it has been part of the GEA Group, the Procomac Group has generated earnings before tax of K EUR 3,486.

The following net assets were acquired as a result of the purchase of the Procomac Group:

(K EUR)	Fair value	Carrying amount
Property, plant and equipment	17,034	17,034
Intangible assets	23,309	256
Investments in enterprise reported at equity	2,500	2,500
Other financial assets	91	91
Deferred taxes	13,286	10,278
Non-current assets	**56,220**	**30,159**
Inventories	19,866	19,866
Trade receivables	48,252	48,252
Income tax receivables	4,215	4,215
Other financial assets	3,340	3,340
Cash and cash equivalents	8,034	8,034
Current assets	**83,707**	**83,707**
Total assets	**139,927**	**113,866**
Provisions	4,569	4,569
Obligations to employees	9,302	9,302
Deferred taxes	8,587	-
Non-current liabilities	**22,458**	**13,871**
Provisions	6,548	6,548
Trade payables	60,205	60,205
Financial liabilities	30,329	30,329
Income-tax liabilities	1,960	1,960
Other financial liabilities	9,623	9,623
Current liabilities	**108,665**	**108,665**
Total liabilities	**131,123**	**122,536**
Net assets acquired	**8,804**	**-8,670**
minority interest in net assets	1,638	1,638
Cost of purchase, including incidental costs	36,730	
Goodwill	**29,564**	

As part of the breakdown of the purchase price, primarily the aseptic filling technology, customer relationships and the Procomac brand-name were identified and capitalized as separate intangible assets. The remaining excess of the cost of purchase of K EUR 29,564, including ancillary costs, over the fair value of net assets acquired represents goodwill, which is justified as a result of the synergy potential that exists. The acquisition allows Procomac access to all important markets through the Process Engineering division's global sales network and it makes it possible for the Process Engineering division to offer completely integrated process lines in future to the drinks industry, ranging from processing, through filling, to packaging.

5.3. Aero Heat Exchanger Inc.

On June 1, 2007, the Refrigeration division acquired all shares in the company Aero Heat Exchanger Inc. (reincorporated as AeroFreeze Systems Inc., referred to below as: Aero), Richmond/Canada. The company is a leading North American manufacturer of refrigeration systems for the food-processing industry. The acquisition allows the Refrigeration division to strengthen its position, particularly in the North American market. Since it has been part of the GEA Group, Aero has generated earnings before tax of K EUR -103.

The following assets and liabilities were acquired as a result of the purchase of Aero:

(K EUR)	Fair value	Carrying amount
Property, plant and equipment	7,984	4,591
Intangible assets	13,268	-
Deferred taxes	53	53
Non-current assets	**21,305**	**4,644**
Inventories	2,816	2,816
Trade receivables	2,670	2,670
Other financial assets	29	29
Cash and cash equivalents	13,231	13,231
Current assets	**18,746**	**18,746**
Total assets	**40,051**	**23,390**
Deferred taxes	5,163	-
Non-current liabilities	**5,163**	-
Provisions and obligations to employees	512	512
Trade payables	3,324	3,324
Income-tax liabilities	323	323
Other financial liabilities	4,960	4,960
Current liabilities	**9,119**	**9,119**
Total liabilities	**14,282**	**9,119**
Net assets acquired	**25,769**	**14,271**
Cost of purchase, including incidental costs	34,176	
Goodwill	**8,407**	

As part of the breakdown of the purchase price, the tunnel and spiral freezing systems technology, the customer base and the AeroFreeze brand were identified and capitalized as separate intangible assets. The remaining excess of the cost of purchase of K EUR 8,407 over the fair value of net assets acquired is mainly due to two reasons. Firstly, Aero has the opportunity to sell its products, which have so far been sold almost exclusively in the North American market, to a greater degree also in Europe and Asia, through the Refrigeration division's sales network. Secondly, the Refrigeration division can also offer refrigeration equipment for food processing to its customers in the food industry, in addition to refrigeration plant for warehousing.

The three corporate acquisitions during 2007 resulted in the following aggregated outflow of cash:

(K EUR)	2007	2006
Cost of purchase	96,309	34,694
Incidental costs	2,693	1,697
minus non-cash purchase price components	-1,186	-6,430
Purchase price paid	**97,816**	**29,962**
minus cash acquired	-21,265	-7,471
Cash outflow on acquisitions	**76,551**	**22,491**

The ancillary costs contain fees for legal consultants, auditors, and other experts.

If the acquisitions had been acquired with effect from January 1, 2007, these enterprises would have additional consolidated sales of K EUR 211,466, and additional consolidated pre-tax earnings of K EUR 10,611.

6. Notes to the Consolidated Balance Sheet: Assets

6.1 Property, plant and equipment

The changes in property, plant and equipment were as follows:

(K EUR)	Land and buildings (used by GEA Group)	Plant and equipment	Office furniture and equipment	Assets under construction	**Total**
1/1/2006					
Cost	430,741	537,388	262,419	41,660	**1,272,208**
Cumulative depreciation and impairment	-218,815	-429,601	-210,891	-148	**-859,455**
Net carrying amount	**211,926**	**107,787**	**51,528**	**41,512**	**412,753**
Changes in 2006					
Reclassified as "held for sale"	-16,878	-4,560	-3,434	-3,375	**-28,247**
Additions	8,192	27,577	20,168	30,971	**86,908**
Disposals	-10,985	-3,712	-1,763	-7,512	**-23,972**
Depreciation	-11,568	-25,837	-16,439	-25	**-53,869**
Changes in group of consolidated companies	11,925	9,564	2,013	1,542	**25,044**
Currency translation	-1,508	-1,286	-547	-45	**-3,386**
Other changes	3,686	13,027	1,871	-28,888	**-10,304**
Net carrying amount 12/31/2006	**194,790**	**122,560**	**53,397**	**34,180**	**404,927**
1/1/2007					
Cost	408,998	529,932	252,237	34,329	**1,225,496**
Cumulative depreciation and impairment	-214,204	-407,372	-198,840	-149	**-820,569**
Net carrying amount	**194,790**	**122,560**	**53,397**	**34,180**	**404,927**
Changes in 2007					
Additions	31,325	37,607	27,102	36,593	**132,627**
Disposals	-4,631	-1,908	-1,255	-620	**-8,414**
Depreciation	-14,976	-29,201	-18,807	-14	**-62,998**
Revaluation	-	438	139	-	**577**
Changes in group of consolidated companies	28,542	6,039	1,990	-	**36,571**
Currency translation	-1,930	-1,566	-519	-814	**-4,829**
Other changes	-3,258	16,230	2,950	-28,346	**-12,424**
Net carrying amount 12/31/2007	**229,862**	**150,199**	**64,997**	**40,979**	**486,037**
12/31/2007					
Cost	445,020	578,790	273,316	41,141	**1,338,267**
Cumulative depreciation and impairment	-215,158	-428,591	-208,319	-162	**-852,230**
Net carrying amount	**229,862**	**150,199**	**64,997**	**40,979**	**486,037**

Property, plant and equipment are depreciated on a straight-line basis using the respective residual values and the following useful lives:

	Useful life in years
Buildings and parts of buildings	2 to 50
Plant and equipment	2 to 30
Office furniture and equipment	3 to 40

The residual values and useful lives are reviewed at each balance sheet date and adjusted where necessary.

The revaluations relate primarily to a production facility in South Africa, which had been written down in several steps in the past due to its underutilization. The reason for these write-downs ceased to apply during the reporting year due to the higher level of new orders.

Property, plant and equipment contains land and buildings, plant and equipment and office furniture and equipment from finance leases:

(K EUR)	2007	2006
Historical costs: capitalized items (finance leases)	29,419	12,410
Cumulative depreciation and impairment	8,753	6,791
Net carrying amount	**20,666**	**5,619**

The rise compared with the previous year mainly results from the acquisition of leases in connection with one corporate acquisition. Of the net carrying amount for leased property, plant, and equipment, K EUR 18,856 relate to buildings. The lease contracts for the buildings extend beyond 2020 for the greater part of the carrying amount. None of the leases includes either lease extension options or lease price adjustment clauses. However, the option to acquire the leased asset exists in all cases.

The corresponding lease liabilities are explained in the section on financial liabilities (please refer to Notes 7.4).

The carrying amount of property, plant and equipment used to serve as security for credit lines, amounted to K EUR 990 at the balance sheet date (2006: K EUR 8,266). Most of these assets consist of land.

In 2007, K EUR 1,578 (2006: K EUR 3,102) were recognized as own work capitalized under property, plant and equipment.

6.2 Investment property

The following table displays the changes in investment property:

(K EUR)	Land	Buildings	Total
1/1/2006			
Cost	27,963	51,973	**79,936**
Cumulative depreciation and impairment	-3,853	-20,780	**-24,633**
Net carrying amount	**24,110**	**31,193**	**55,303**
Changes in 2006			
Reclassified as "held for sale"	-	-268	**-268**
Additions	-	431	**431**
Disposals	-	-366	**-366**
Depreciation	-	-2,344	**-2,344**
Impairment	-	-4,191	**-4,191**
Other changes	26	8,278	**8,304**
Net carrying amount 12/31/2006	**24,136**	**32,733**	**56,869**
1/1/2007			
Cost	27,989	59,530	**87,519**
Cumulative depreciation	-3,853	-26,797	**-30,650**
Net carrying amount	**24,136**	**32,733**	**56,869**
Changes in 2007			
Additions	960	789	**1,749**
Disposals	-3,060	-4,090	**-7,150**
Depreciation	-	-2,909	**-2,909**
Impairment	-1,758	-5,491	**-7,249**
Other changes	-	3,356	**3,356**
Net carrying amount 12/31/2007	**20,278**	**24,388**	**44,666**
12/31/2007			
Cost	25,889	55,688	**81,577**
Cumulative depreciation and impairment	-5,611	-31,300	**-36,911**
Net carrying amount	**20,278**	**24,388**	**44,666**

The impairment of K EUR 7,249 (2006: K EUR 4,191) relates to various buildings and land and arises from the rental condition of the buildings and the general development of rental prices at these locations. The impairment is reported in the cost of sales.

The other changes of K EUR 3,356 (2006: K EUR 8,304) relate to reclassifications of assets under construction, which are reported under property, plant and equipment.

The fair value of investment property amounts to K EUR 55,458 (2006: K EUR 67,782). Fair values have been measured on the basis of comparative prices.

The following amounts have been reported in the income statement in connection with investment property:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Rental income	28,977	24,441
Operating expenses	31,583	30,548
thereof for property used to generate rental income	31,583	30,548
Total	**-2,606**	**-6,107**

6.3 Intangible assets and goodwill

The table below shows the changes in the carrying amounts of intangible assets:

(K EUR)	Goodwill	Market related intangible assets	Customer related intangible assets	Contract based intangible assets	Technology based intangible assets	Total
1/1/2006						
Cost	1,280,333	-	-	17,213	96,462	**1,394,008**
Cumulative amortization and impairment	-	-	-	-13,609	-75,190	**-88,799**
Net carrying amount	**1,280,333**	-	-	**3,604**	**21,272**	**1,305,209**
Changes in 2006						
Reclassified as "held for sale"	-65,286	-	-	-	-3,392	**-68,678**
Additions	7,815	-	-	1,444	9,444	**18,703**
Disposals	-	-	-	-	-608	**-608**
Amortization	-	-113	-174	-1,500	-7,179	**-8,966**
Changes in group of consolidated companies	32,609	9,887	1,665	486	4,702	**49,349**
Currency translation	-4,708	-	-	-14	-246	**-4,968**
Other changes	-	-	-	94	1,908	**2,002**
Net carrying amount at 12/31/2006	**1,250,763**	**9,774**	**1,491**	**4,114**	**25,901**	**1,292,043**
1/1/2007						
Cost	1,250,763	9,887	1,665	18,890	74,513	**1,355,718**
Cumulative amortization and impairment	-	-113	-174	-14,776	-48,612	**-63,675**
Net carrying amount	**1,250,763**	**9,774**	**1,491**	**4,114**	**25,901**	**1,292,043**
Changes in 2007						
Reclassified as "held for sale"	-	-	-	-	-	-
Additions	10,139	-	-	11,024	10,979	**32,142**
Disposals	-224	-	-	-94	-342	**-660**
Amortization	-	-1,092	-1,081	-1,618	-8,992	**-12,783**
Changes in group of consolidated companies	44,581	10,072	12,945	6,888	13,793	**88,279**
Currency translation	-5,609	-101	-657	150	69	**-6,148**
Other changes	-	-	-	2,646	-	**2,646**
Net carrying amount at 12/31/2007	**1,299,650**	**18,653**	**12,698**	**23,110**	**41,408**	**1,395,519**
12/31/2007						
Cost	1,299,650	19,858	13,953	39,448	88,779	**1,461,688**
Cumulative amortization and impairment	-	-1,205	-1,255	-16,338	-47,371	**-66,169**
Net carrying amount	**1,299,650**	**18,653**	**12,698**	**23,110**	**41,408**	**1,395,519**

Intangible assets with limited useful lives are amortized on a straight-line basis using the following useful lives:

	Useful life in years
Market related intangible assets	3 to 20
Customer related intangible assets	1 to 10
Contract based intangible assets	1 to 18
Technology based intangible assets	1 to 25

The amortizations of intangible assets of K EUR 12,783 in 2007 (2006: K EUR 8,966) are shown under the cost of sales.

Goodwill

Goodwill is allocated to the divisions that constitute cash-generating units. The recoverable amount of a division is determined by calculating the value in use under the discounted cash flow method. The cash flows used are the pre-tax operating cash flows from the consolidated medium-term (three-year) planning approved by the Executive Board. The cash flows used for the subsequent periods are initially the average of the planning period. The extrapolation of this average is based on an assumed uniform growth rate of one percent. A uniform interest rate is used to discount the cash flows. The calculation of this rate is based on the assumption of a debt-free enterprise. The interest rate takes account of the GEA Group's beta factor and the anticipated rate of taxation, allowing for existing tax loss carryforwards. The cash flows have been discounted using a pre-tax interest rate of 14.52 percent (2006: 12.30 percent).

The planning is based on specific assumptions regarding changes in the global economy, the price of raw materials and exchange rates. The weighted average growth rates used are essentially consistent with forecasts made in industrial reports. The discount rates used are pre-tax interest rates and reflect the specific risks inherent in the respective divisions.

All of the GEA Group's divisions report goodwills. The carrying amount of goodwill at December 31, 2007 amounts to K EUR 1,299,650 (2006: K EUR 1,250,763). The impairment test conducted in the fourth quarter confirmed the value-retention of the present goodwill.

The goodwill is allocated as follows to the divisions:

	12/31/2007		12/31/2006	
Division	Carrying amount of allocated goodwill	Share of total goodwill	Carrying amount of allocated goodwill	Share of total goodwill
Process Engineering	335,843 K EUR	25.8 Percent	306,285 K EUR	24.5 Percent
Mechanical Separation	215,020 K EUR	16.5 Percent	213,821 K EUR	17.1 Percent
Process Equipment	181,818 K EUR	14.0 Percent	180,453 K EUR	14.4 Percent
Refrigeration	176,254 K EUR	13.6 Percent	170,335 K EUR	13.6 Percent
Energy Technology	144,122 K EUR	11.1 Percent	143,401 K EUR	11.5 Percent
Others	246,593 K EUR	19.0 Percent	236,468 K EUR	18.9 Percent
Total	**1,299,650 K EUR**	**100.0 Percent**	**1,250,763 K EUR**	**100.0 Percent**

In the case of two divisions (2006: one division), the recoverable amount is less than 10 percent above the carrying amount of the division. If the discount rate used (2006: this division) were increased by ten percent, a total goodwill impairment of K EUR 15,917 (2006: K EUR 16,200) would be required for these divisions (2006: this division).

The Executive Board of GEA Group Aktiengesellschaft does not believe that a potential change in a material assumption on which the calculation of the recoverable amount is based would lead to a goodwill impairment.

The carrying amount of the goodwill has changed as follows:

(K EUR)	Customized Systems	Process Equipment	Process Engineering	Plant Engineering	Others	Total
Carrying amount at 12/31/2005	**270,447**	**514,621**	**429,320**	**65,945**	**-**	**1,280,333**
Reclassified as "held for sale"	-	-	-	-65,286	-	**-65,286**
Additions	17,504	1,678	21,242	-	-	**40,424**
Exchange differences	-2,919	-913	-876	-	-	**-4,708**
Reclassification	-	-	-	-659	659	**-**
Carrying amount at 12/31/2006	**285,032**	**515,386**	**449,686**	**-**	**659**	**1,250,763**
Additions	11,604	11,632	31,484	-	-	**54,720**
Disposals	-	-	-224	-	-	**-224**
Exchange differences	-3,553	-1,075	-981	-	-	**-5,609**
Carrying amount at 12/31/2007	**293,083**	**525,943**	**479,965**	**-**	**659**	**1,299,650**

The reason for the additions of K EUR 54,720 include, besides the three corporate acquisitions made during the reporting year, purchase price adaptations for corporate acquisitions made in previous years, as well as the purchase of outstanding minority interest.

The disposal of goodwill of K EUR 224 results from a purchase price reimbursement.

Purchased intangible assets

The increase in purchased intangible assets is largely attributable to the capitalization of intangible assets in connection with acquisitions. These assets essentially comprise technologies, brand names and customer bases. Because their useful life cannot be determined, assets amounting to K EUR 19,981 (2006: K EUR 7,370) are tested for impairment at least once a year instead of being amortized. These assets are brand names of acquired companies. These company names are established brands in their respective industrial sectors and will continue to be used indefinitely after the company has been acquired. The impairment tests confirmed that the brand names have retained their value.

6.4 Investments in enterprises reported at equity

Investments in enterprises reported at equity are shown at a carrying amount of K EUR 14,585 (2006: K EUR 10,876) as of December 31, 2007.

The following list summarizes the key figures for associates reported at equity as of December 31, 2007. The relevant figures are stated at 100 percent and are based on the most recently available annual financial statements in each case.

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Sales	61,528	117,239
Net loss	-157	-11,315

(K EUR)	12/31/2007	12/31/2006
Assets	112,426	163,105
Liabilities	88,236	135,743

As in the previous year, one enterprise over which significant influence can be exerted was not reported at equity at the balance sheet date for reasons of materiality. Assets and net income, which can be attributed to GEA Group, are immaterial compared to GEA Group's total assets and net income.

As of December 31, 2007, six investments in joint ventures continued to be reported at equity in the consolidated financial statements (2006: three). The assets, liabilities, income and expenses, which are attributable to GEA Group, are broken down as follows:

(K EUR)	2007	2006
Assets:		
Non-current assets	5,074	951
Current assets	12,286	9,161
Liabilities:		
Non-current liabilities	458	298
Current liabilities	11,996	5,911
Sales	11,718	10,721
Net income	385	555

6.5 Other financial assets

Other financial assets are composed as follows:

(K EUR)	12/31/2007	12/31/2006
Investments in non-consolidated subsidiaries and other equity investments	31,451	28,989
Other securities	481	1,070
Financial derivatives	2,404	807
Sundry financial assets	8,901	21,477
Other non-current financial assets	**43,237**	**52,343**
Other securities	503	4,972
Financial derivatives	14,092	9,655
Sundry financial assets	161,111	131,874
Other current financial assets	**175,706**	**146,501**
Total	**218,943**	**198,844**

Other securities

Other securities are broken down into current and non-current portions as follows:

(K EUR)	12/31/2007	12/31/2006
Carried on the balance sheet at fair value	481	1,070
Other non-current securities	**481**	**1,070**
Carried on the balance sheet at fair value	447	2,006
Carried at amortized cost under the effective interest method	56	2,966
Other current securities	**503**	**4,972**
Total	**984**	**6,042**

The current and non-current equity investments and securities carried at fair value are categorized as follows as equity and debt instruments:

(K EUR)	12/31/2007	12/31/2006
Equity instruments	115	262
Debt instruments	813	2,814
Total securities carried on the balance sheet at fair value	**928**	**3,076**

The equity instruments listed in the above table represent investments in listed shares, which should provide the GEA Group with both dividend income and income from capital gains. The fair value of these securities was based on published market prices in all cases.

The average coupon on the debt instruments was 3.0 percent (2005: 3.0 percent).

Financial derivatives

Derivative financial instruments are used in the following types of hedges:

Interest rate instruments: The fair value of interest rate swaps and options is determined using discounted anticipated future cash flows based on the market interest rates applicable to the residual maturities of these financial instruments. Prevailing market rates of interest are used for the residual maturities of the financial instruments. Options are measured using widely recognized option pricing models. Changes in the fair value of interest rate swaps included in cash flow hedges in order to hedge floating-rate bank loans are reported in equity to the level of the effective portion. Gains and losses on interest rate instruments are reported as interest expense or interest income.

Commodity derivatives

The fair value of commodity derivatives is obtained by measuring all contracts at the market terms prevailing at the balance sheet date and consequently corresponds to the current value of the contract portfolio at the end of the financial year. The fair value of exchange-traded contracts is derived from their market price.

Management of foreign-exchange risk: The hedging of foreign-exchange risks inherent in firm commitments and highly probable forecasted transactions is accounted fo as a cash-flow hedge. The hedging instruments used are forward currency transactions whose fair value is determined using reference exchange rates prevailing on the balance sheet date, which take account of forward premiums and discounts. As a rule, no accounting hedging relationship is recognized for the hedging of receivables and liabilities entered in the balance sheet. Changes in the fair value of derivatives – and countervailing movements in the value of the respective assets and liabilities – are recognized in income.

The following derivative financial instruments are reported in the balance sheet at market value as of the balance sheet date:

	12/31/2007		12/31/2006	
(K EUR)	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contracts	16,496	6,578	10,354	3,898
Interest rate derivatives	-	2,889	-	-
Commodity derivatives	-	-	108	222
Total	**16,496**	**9,467**	**10,462**	**4,120**
thereof current	14,092	6,402	9,655	4,112

As of December 31, 2007, cumulative gross gains of K EUR 8,417 (2006: K EUR 9,158) on derivatives used as cash flow hedges were reported in equity.

The hedged notional amounts of all derivative instruments are as follows:

(K EUR)	12/31/2007	12/31/2006
Foreign exchange forward contracts	748,162	757,796
thereof on discontinued operations	-	264,381
Interest rate derivatives	48,265	-
Commodity derivatives	-	2,056
Total	**796,427**	**759,852**

For the subsequent year, prospectively 75 percent (2006: 73 percent) of the hedged cash flows arising from the hedged items designated as of the balance sheet date will fall due. The remaining 25 percent (2006: 27 percent) will fall due by 2011. As most hedged items are recognized as financial assets, they are booked through the income statement as soon as the addition arises.

Sundry financial assets: Sundry financial assets with a nominal value of K EUR 170,012 were recognized as of the balance sheet date (2006: K EUR 153,351). The fair values of sundry financial assets correspond to their nominal values. Assets are classified as current or non-current as follows:

	12/31/2007		12/31/2006	
(K EUR)	Non-current	Current	Non-current	Current
Other receivables from non-consolidated subsidiaries	315	20,018	2,287	21,754
Other receivables from equity investments	998	223	878	5,761
Receivables from tax authorities	194	59,649	181	32,273
Other sundry financial assets	7,394	81,221	18,131	72,086
Total	**8,901**	**161,111**	**21,477**	**131,874**

The receivables from tax authorities consist primarily of VAT rebates.

Other sundry financial assets include prepaid expenses and accrued income totaling K EUR 38,345 (2006: K EUR 26,545). The current portion amounts to K EUR 34,690 (2006: K EUR 24,355).

6.6 Inventories

The inventories break down as follows:

(K EUR)	12/31/2007	12/31/2006
Materials and supplies	213,145	169,457
Work in progress	158,575	120,889
Assets under construction for third parties	42,640	38,278
Finished goods and merchandise	206,689	154,392
Advances paid	53,642	48,778
Inventories of continuing operations	**674,691**	**531,794**
Inventories of discontinued operations	-	**15,673**
Total	**674,691**	**547,467**

During the year under review, impairments of K EUR 10,250 (2006: K EUR 12,800) were applied to inventories. Owing to price rises in the market, impairments applied to inventories in previous years of K EUR 202 were reversed (2006: K EUR 204).

6.7 Trade receivables

Trade receivables are composed as follows:

(K EUR)	12/31/2007	12/31/2006
Trade receivables	923,874	817,127
thereof from non-consolidated subsidiaries	33,078	35,413
thereof from equity investments	886	1,513
Gross amount due from customers for contract work	317,667	346,385
Total	**1,241,541**	**1,163,512**

The carrying amounts of trade receivables correspond to their fair values.

Trade receivables include receivables of K EUR 21,629 (2006: K EUR 12,052) that will not be realized until one year after the balance sheet date. Total specific reserves for bad debts on trade receivables amounted to K EUR 54,164 (2006: K EUR 65,037); total allowances for doubtful accounts amounted to K EUR 7,800 (2006: K EUR 5, 832).

A total of K EUR 1,761 (2006: K EUR 672) of the trade receivables were assigned in global form as security for bank debts.

The average credit period and the average volumes of receivables outstanding are in line with the general market.

The due structure of trade receivables – with exception from non-consolidated subsidiaries and equity investments – is presented in the following table:

(K EUR)		12/31/2007	12/31/2006
Carrying amount before impairment		951,874	851,070
Impairment		61,964	70,869
Carrying amount		889,910	780,201
thereof: neither impaired nor overdue at balance sheet date		673,921	611,826
thereof: not impaired at balance sheet date and overdue in the following time bands	less than 30 days	88,652	64,202
	between 31 and 60 days	34,383	23,476
	between 61 and 90 days	17,923	11,122
	between 91 and 180 days	19,774	24,427
	between 181 and 360 days	20,112	18,124
	over 360 days	35,145	27,024

Construction contracts

Construction contracts with asset- and liability-side balances due from customers are composed as follows:

(K EUR)	12/31/2007	12/31/2006
Capitalized cost of sales arising from construction contracts	2,172,651	1,773,430
Plus PoC gains or losses	312,852	296,505
Minus anticipated losses	13,051	485
Minus progress-billing amounts	2,154,785	1,723,065
Construction contracts with asset-side balance toward customers (included in trade receivables)	**317,667**	**346,385**
Construction contracts with liability-side balance due from customers (included in other liabilities)	**-279,296**	**-259,808**
Total	**38,371**	**86,577**

The liability-side balance on construction contracts is almost exclusively attributable to progress-billing amounts in excess of the capitalized cost of sales.

As of December 31, 2007, advances of K EUR 48,413 had been received from construction contracts (2006: K EUR 66,820). Sales of K EUR 2,787,251 were generated from construction contracts in 2007 (2006: K EUR 2,446,080).

6.8 Income tax receivables

Income tax receivables at the balance sheet date amounted to K EUR 11,186 (2006: K EUR 17,162). All income tax receivables fall due within one year.

6.9 Cash and cash equivalents

Holdings of cash and cash equivalents are as follows as of the balance sheet date:

(K EUR)	12/31/2007	12/31/2006
Unrestricted cash and cash equivalents	275,825	252,570
Restricted cash and cash equivalents	3,337	7,531
Total	**279,162**	**260,101**

Cash and cash equivalents comprise cash funds and overnight deposits.

The effective interest rate of current bank deposits in the Eurozone ranged between 3.5 and 4.3 percent (2006: between 2.0 and 4.0 percent), as is usual for the market. The restricted cash and cash equivalents are fixed-term deposits and bank balances.

6.10 Assets held for sale and liabilities related to assets held for sale

Assets held for sale and liabilities related to assets held for sale, which are reported in the balance sheet, are composed as follows:

(K EUR)	12/31/2007	12/31/2006
Assets of discontinued operations	-	569,544
Other assets	16,713	13,932
Assets held for sale	**16,713**	**583,476**
Liabilities of discontinued operations	-	942,989
Liabilities related to assets held for sale	**-**	**942,989**

Other assets held for sale relate mainly to various pieces of land and buildings no longer used for operating purposes. They are due to be sold within one year. The prospective net disposal price relating to pieces of land and buildings was written down by K EUR 4,032 (2006: K EUR 2,700). This write-down is included in the net income from continuing operations. This previous year's write-down was included in the net income from discontinued operations.

In the previous year, the assets and liabilities of the Lurgi and Lentjes divisions were reported as assets and liabilities held for sale and in connection with assets held for sale from discontinued operations respectively. They are composed as follows:

(K EUR)	12/31/2007	12/31/2006
Property, plant and equipment, intangible assets and investment property	-	8,593
Goodwill	-	8,236
Non-current financial assets and deferred taxes	-	84,574
Inventories	-	15,673
Trade receivables	-	101,850
Current assets, income tax receivables and deferred taxes	-	29,608
Cash and cash equivalents	-	321,010
Assets of discontinued operations	**-**	**569,544**
Non-current employee benefits	-	195,981
Non-current financial liabilities and deferred taxes	-	24,327
Current employee benefits and other provisions	-	57,220
Trade payables	-	286,482
Sundry financial liabilities	-	378,979
Liabilities of discontinued operations	**-**	**942,989**

In the previous year, Group-internal transactions of K EUR 602,551 were eliminated from assets held for sale and an amount of K EUR 18,838 from liabilities, as part of the process of consolidation.

Current assets in the previous year include securities of K EUR 3,160, which gives rise to a net position of K EUR 324,231 for the discontinued operations.

7. Notes to the Consolidated Balance Sheet: Equity and Liabilities

7.1 Equity

Issued capital

The issued capital of GEA Group Aktiengesellschaft remained unchanged at EUR 496,890,369 as of December 31, 2007. The issued share-base consists of 183,982,845 no-par value bearer shares (2006: 187,945,616). The reduction in the number of shares compared with the previous year results from the repurchase of own shares, and their subsequent withdrawal. The outstanding shares are fully paid in.

Authorized capital

	Resolution of Shareholders' General Meeting	Expiring on	Amount (K EUR)
Authorized capital I	April 30, 2007	April 29, 2012	77,000
Authorized capital II	June 21, 2004	June 20, 2009	48,000
Authorized capital III	June 21, 2004	June 20, 2009	123,000
Total			**248,000**

Authorized capital I allows the Executive Board, with Supervisory Board approval, to increase the issued capital through the issue, on one or more occasions, of new no-par value shares against cash contributions and, pursuant to § 5 Paragraph 4 of the company's articles of association, in doing so to determine a starting date for profit participation other than that stipulated by law. The Executive Board is authorized, with Supervisory Board approval, to exclude shareholders' subscription rights for residual amounts. The Executive Board is also authorized, with the approval of the Supervisory Board, to determine further details relating to the capital increase from Authorized Capital I, as well as the terms of the share issue.

Authorized capital II allows the Executive Board, with Supervisory Board approval, to increase the issued capital through the issue, on one or more occasions, of new no-par value shares against cash contributions and, pursuant to § 5 Paragraph 4 of the company's articles of association, in doing so to determine a starting date for profit participation other than that stipulated by law. The Executive Board is authorized, with Supervisory Board approval, to exclude shareholders' subscription rights for residual amounts. Furthermore, the Executive Board is authorized, with Supervisory Board approval, to exclude subscription rights unless the issue price of the new shares is substantially below the market price of shares in the company issued under the same terms and conditions at the time the issue price was determined. This exclusion of subscription rights pursuant to §§ 203 Paragraph 1, 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG) is limited, however, to a total of 10 percent of the share capital of the company registered in the commercial register when Authorized Capital II is utilized for the first time, taking into account treasury shares that have been acquired on the basis of a corresponding authorization by the Shareholders' General Meeting up to the time of the issue of the new shares and which are sold during the duration of Authorized Capital II pursuant to §§ 71 Paragraph 1 No. 8, 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG).

Authorized capital III allows the Executive Board to increase the issued capital through the issue, on one or more occasions, of new no-par value shares against cash contributions and, pursuant to § 5 Paragraph 4 of the company's articles of association, in doing so to determine a starting date for profit participation other than that stipulated by law. Furthermore, the Executive Board is authorized, with Supervisory Board approval, to decide on the exclusion of subscription rights and to determine the further details of the capital increase and the conditions governing the issuance of shares.

Conditional capital

(K EUR)	12/31/2007	12/31/2006
Right to compensation of shareholders of former GEA Aktiengesellschaft pursuant to § 305 of the German Stock Corporation Act (AktG)	3,211	3,211
Convertible participatory capital	1	1
Total	**3,212**	**3,212**

By resolution of the Extraordinary Shareholders' General Meeting of August 20, 1999, the conditional capital was increased by a total of EUR 101,804,881 million, divided into up to 39,822,608 bearer shares. The conditional capital increase was used to grant compensation in the form of shares of the former mg technologies ag to external shareholders of the former GEA Aktiengesellschaft, Bochum, following the conclusion of a control and profit transfer agreement between these two companies. An appeal still pending before the district court in Dortmund is to rule on the appropriateness of the cash payment and compensation specified in the control and profit transfer agreement. The conditional capital increase will only be carried out to the extent that the external shareholders of the former GEA Aktiengesellschaft existing prior to the squeeze-out utilize any right they may have to compensation once the court has given its final ruling on the appeal.

Additional paid-in capital

The additional paid-in capital has increased by K EUR 2,534 due to the sale of treasury shares, and now amounts to K EUR 1,079,610 (2006: K EUR 1,077,076).

Retained earnings

The changes in retained earnings are reported in the statement of changes in equity.

The single-entity financial statements of GEA Group Aktiengesellschaft prepared according to the German Commercial Code (HGB) provide the basis for the distribution of earnings.

Accumulated other comprehensive income/loss

Accumulated other comprehensive income/loss includes the gains or losses on financial assets carried on the balance sheet at fair value, the effective portion of the change in fair value of derivatives designated as cash-flow hedges and the gains or losses on exchange differences arising from currency translation of foreign subsidiaries.

The following table presents the changes in accumulated other comprehensive income/loss in 2007:

(K EUR)	12/31/2007	12/31/2006
Accumulated other comprehensive income at the beginning of the year	**327**	**16,418**
Change in unrealized gains/losses from available-for-sale financial assets	-5	146
Realized gains from available-for-sale financial assets	-264	-1,089
Tax effect from available-for-sale financial assets	91	313
Total changes from securities recognized at fair value	**-178**	**-630**
Change in unrealized gains on derivative instruments ("cash-flow hedges")	15,085	17,883
Realized gains from derivative instruments	-15,826	4,066
Tax effect on derivative instruments	799	-8,155
Total change arising from hedging transactions	**58**	**13,794**
Total change arising from currency translation	**-36,139**	**-29,255**
Accumulated other comprehensive income/loss at the end of the financial year	**-35,932**	**327**

Of the sundry other comprehensive income/loss reported in 2007, K EUR 19,355 (2006: K EUR -4,050) were reported in sales and K EUR -3,530 (2006: K EUR -16) was reported in cost of sales.

As in the previous year, there were no significant ineffectivities resulting from the hedges.

Treasury shares

As of December 31, 2006, an amount of K EUR 65,263 was deducted from equity relating to treasury shares. The number of treasury shares amounted to 6,421,002. The company held no treasury shares as of December 31, 2007.

Minority interest

There is a minority interest in GEA Group companies which amounts to K EUR 3,508 (2006: K EUR 1,582).

7.2 Provisions

The composition of and changes in provisions in 2007 are presented in the following table:

(K EUR)	Guarantees, warranties	Litigation risks	Follow-up costs	Environ-mental protection, mining	Other provisions	Total
Balance at 1/1/2007	**219,686**	**161,672**	**35,177**	**50,567**	**141,736**	**608,838**
thereof non-current	52,171	144,257	983	46,239	43,926	**287,576**
thereof current	167,515	17,415	34,194	4,328	97,810	**321,262**
Additions	337,295	10,291	31,694	1,691	53,188	**434,159**
thereof reported in result from discontinued operations	306,604	1,891	-	-	-	**308,495**
Reclassification	16,112	-15,000	-1,222	-	110	**-**
Used	-18,809	-1,402	-6,657	-5,256	-38,315	**-70,439**
Reversed	-17,799	-92,968	-9,304	-228	-18,162	**-138,461**
thereof reported in result from discontinued operations	-7,891	-91,202	-	-	-5,894	**-104,987**
Consolidation	1,848	89	-240	-	3,350	**5,047**
Effect of change in interest rate	-20	-	-	-590	-469	**-1,079**
Accrued interest	689	708	-	1,253	757	**3,407**
Exchange differences	-1,668	-53	-519	-9	-885	**-3,134**
Balance at 12/31/2007	**537,334**	**63,337**	**48,929**	**47,428**	**141,310**	**838,338**
thereof non-current	85,784	54,355	2,397	45,070	43,962	**231,568**
thereof current	451,550	8,982	46,532	2,358	97,348	**606,770**

Provisions for guarantees and warranties

The provisions for guarantees contain, firstly, provisions for indemnities and warranties/guarantees connected with the sale of corporate activities. The provisions for guarantees also comprise warranties relating to products and plant. The guarantees and warranties on which they are based are usually granted, as is customary in the industry, in connection with certain performance criteria relating to plant, equipment, or products (e.g. output guarantees, quality of product manufactured). Warranties generally run for between one and two years from the time when delivery of the products, plant, or equipment is accepted. In addition to warranties explicitly agreed by contract, many countries also recognize product liability arrangements, which in some cases may stipulate that the manufacturer is liable beyond the contractually agreed life of the warranty. In some cases there are rights of recourse in the form of insurance reimbursements or subcontractors' guarantees. The level of provisions is based on the management's best estimate.

Litigation risks

Provisions for risks arising from impending or pending litigation against GEA Group companies were accrued if the assessment is made that there is likely to be an unfavorable outcome to the case. Assessments by lawyers and legal experts representing the company were used to determine the likelihood of such litigation. The probable damages or sanctions have been recognized as a liability.

Follow-up costs

This item comprises the cost of residual work (e.g. repairs) that is incurred after the contract has already been invoiced and the gains or losses on the contract have been realized. The amount of the anticipated cost is recognized.

Environmental protection, mining

This item essentially comprises provisions for the clean-up of pit water from past mining activities and for the clean-up of other instances of groundwater contamination. Because of a lack of legal precedents, the law is unclear as to the amount and duration of the company's obligation to clean up pit water. The amount of this obligation will be influenced by the attempts to clarify the legal position on this issue in collaboration with the mining authorities and the federal state of North Rhine-Westphalia. The level of provisions is based on the best possible estimate.

Other provisions

Other provisions contain, among other things, provisions for impending losses of K EUR 31,055 (2006: K EUR 36,600), restructuring provisions of K EUR 4,659 (2006: K EUR 6,495), provisions for repayments of investment subsidies of K EUR 25,107 (2006: K EUR 21,456) and provisions for non-consolidated companies of K EUR 11,693 (2006: K EUR 16,082). The provisions for impending losses (K EUR 31,055) primarily relate to leases (2006: K EUR 36,600).

7.3 Obligations to employees

The table below provides a breakdown of obligations to employees:

(K EUR)	12/31/2007	12/31/2006
Obligations under pension plans	450,162	453,439
thereof defined benefit pension plans	449,427	452,520
thereof defined contribution pension plans	735	919
Liabilities from supplementary healthcare benefits	16,648	17,072
Other pension-related obligations	11,411	6,285
Pre retirement part-time employment	25,953	27,951
Cost of long-service awards	5,512	4,929
Other obligations to employees	3,684	-
Non-current obligations to employees	**513,370**	**509,676**
Redundancy and severance pay	7,872	23,374
Outstanding vacation, flexitime/overtime credits	47,876	45,091
Bonuses	61,753	47,425
Soundry obligations to employees	50,505	49,924
Current obligations to employees	**168,006**	**165,814**
Total obligations to employees	**681,376**	**675,490**

7.3.1 Defined benefit pension plans

Pension obligations and funded status

Pension benefits are granted to a large number of employees in the GEA Group. The benefits in Germany usually consist of pension entitlements. Employees generally receive fixed pension amounts per year of service. Several subsidiaries outside Germany operate country-specific pension plans, all of which are funded by pension funds. Benefit obligations in Germany are primarily unfunded.

As in 2006, Prof. Dr. Klaus Heubeck's 2005G mortality tables have been used as the basis for the measurement of all German pension plans as of December 31, 2007. The prospective age of retirement was raised as of December 31, 2007 for those entitled to make claims under the German pension plans due to the lifting of the age limits for German statutory pensions.

All German pension plans were measured as of December 31, 2007. Most foreign pension plans were also measured as of December 31, 2007.

The changes in the present value of the defined benefit obligation and the plan assets and the reconciliation of the funded status are as follows:

	12/31/2007		12/31/2006	
(K EUR)	German	Foreign	German	Foreign
Present value of the defined benefit obligation at the start of the financial year	**484,931**	**101,790**	**709,663**	**112,606**
Reclassified as "held for sa'e"	-	-	-189,211	-6,522
Service cost	5,426	2,684	6,613	2,296
Interest cost	21,645	5,818	20,513	5,043
Employee contributions	-	724	-	352
Plan compensation	-	-118	-	-1,194
Actuarial gain	-38,659	-12,338	-37,312	-3,688
Transfer of assets	426	-	-6,935	-
Changes in the scope of consolidation	-409	20,276	10,026	1,912
Exchange differences	-	-6,168	-	-5,027
Benefits paid	-29,000	-6,054	-28,426	-3,988
Present value of defined benefit obligation at the end of the financial year	**444,360**	**106,614**	**484,931**	**101,790**
Fair value of plan assets at the start of the financial year	**14,734**	**72,745**	**16,002**	**74,893**
Reclassified as "held for sale"	-	-	-3,939	-4,248
Expected return on plan assets	690	5,708	565	4,951
Actuarial gain (+) / loss (-)	-164	-5,328	243	239
Employer contributions	1,390	5,107	2,788	4,470
Employee contributions	-	724	-	352
Plan compensation	-	-74	-	-1,447
Changes in the scope of consolidation	-	15,731	-	1,401
Exchange differences	-	-5,058	-	-3,983
Benefits paid	-1,056	-4,848	-925	-3,883
Fair value of plan assets at the end of the financial year	**15,594**	**84,707**	**14,734**	**72,745**
Reconciliation of funded status:				
Funded status	428,766	21,907	470,197	29,045
Unrecognized actuarial loss	-1,892	-125	-69,579	-7,429
Reclassified as "held for sale"	-	-	29,097	912
Net amount recognized	**426,874**	**21,782**	**429,715**	**22,528**

The table below shows the present value of the defined benefit obligation broken down into funded and unfunded plans:

	12/31/2007		12/31/2006	
(K EUR)	German	Foreign	German	Foreign
Present value of the defined benefit obligation for funded plans	108,449	101,658	104,947	100,444
Fair value of plan assets	15,594	84,707	14,734	72,745
Funded status	**92,855**	**16,951**	**90,213**	**27,699**
Unrecognized actuarial loss	-5,619	-244	-13,901	-6,341
Net amount recognized for funded plans	**87,236**	**16,707**	**76,312**	**21,358**
Present value of the defined benefit obligation for unfunded plans	335,911	4,956	379,984	1,346
Unrecognized actuarial gain (+) / loss (-)	3,727	119	-26,581	-176
Net amount recognized for unfunded plans	**339,638**	**5,075**	**353,403**	**1,170**
Net amount recognized	**426,874**	**21,782**	**429,715**	**22,528**

Experience adjustments made to take account of discrepancies between actuarial assumptions and actual trends had the following effects:

	12/31/2007		12/31/2006	
(K EUR)	German	Foreign	German	Foreign
Present value of the defined benefit obligation	**444,360**	**106,614**	**484,931**	**101,790**
thereof effect of experience adjustments in the current year (gain (-) / loss (+))	4,124	-548	793	-552
Fair value of plan assets	**15,594**	**84,707**	**14,734**	**72,745**
thereof effect of experience adjustments in the current year (gain (+) / loss (-))	-164	-5,328	243	239
Funded status	**428,766**	**21,907**	**470,197**	**29,045**

The table below shows the changes in the net amount recognized for defined-benefit pension plans in 2007 and 2006:

	12/31/2007		12/31/2006	
(K EUR)	German	Foreign	German	Foreign
Net amount recognized at the start of the financial year	429,715	22,528	580,357	25,909
Reclassified as "held for sale"	-	-	-156,175	-1,362
Net periodic pension cost	26,476	2,132	32,731	3,089
thereof included in net loss on discontinued operations	-	-	11,492	-
Employer contributions	-1,390	-5,107	-2,788	-4,470
Benefits paid	-27,944	-1,206	-27,501	-105
Consolidation / transfer of assets / exchange differences	17	3,435	3,091	-533
Net amount recognized	**426,874**	**21,782**	**429,715**	**22,528**

Amounts recognized in the consolidated balance sheet for the pension plans of continuing operations are as follows:

	12/31/2007		12/31/2006	
(K EUR)	German	Foreign	German	Foreign
Obligations to employees	426,874	22,553	429,715	22,805
Prepaid expenses	-	-771	-	-277
Net amount recognized	**426,874**	**21,782**	**429,715**	**22,528**

Of the pension provisions reported as of December 31, 2007, K EUR 35,091 (2006: K EUR 36,073) are classified as current.

Actuarial parameters

Weighted actuarial assumptions used to determine the present value of the defined benefit obligation for the principal pension plans were as follows:

	12/31/2007		12/31/2006	
(Percent)	German	Foreign	German	Foreign
Discount rate	5.6	2.0 - 10.0	4.6	2.0 - 12.0
Rate of salary increase	2.8	2.0 - 8.0	2.5	2.0 - 10.0
Rate of pension increase	2.0	0.3 - 4.0	1.8	1.8 - 3.3

The actuarial assumptions for German pension plans were coordinated with actuarial experts Watson Wyatt Heissmann GmbH, Wiesbaden. The parameters for foreign pension plans were determined with the help of local actuarial experts and in accordance with local conditions.

Plan assets

The table below shows the weighted composition of plan assets used to cover the defined benefit obligation at the respective balance sheet date:

	12/31/2007		12/31/2006	
(Percent)	German	Foreign	German	Foreign
Equity instruments	1.1	42.6	1.3	42.2
Debt instruments	32.5	24.0	37.4	27.4
Real estate	-	5.3	-	4.0
Insurance	66.0	21.7	60.2	25.8
Other	0.4	6.4	1.1	0.6
	100.0	**100.0**	**100.0**	**100.0**

As in 2005, the plan assets of German pension plans were managed by relief funds and an endowment fund and are mainly invested in fixed-income securities and fixed-term deposits; only a small proportion is invested in equities. Plan assets held outside Germany are invested country-specifically as shown in the table above. In addition, some of the

German and foreign plan assets are managed by insurance companies in accordance with their specific investment guidelines. The basic objective is that these investments ensure consistent returns and preserve the value of the underlying assets so that current and future pension benefits can be funded. There are no plans at present to change this investment strategy. The fair values and the expected long-term returns on these plan assets are stated in the relevant tables. These returns are essentially based on average historical interest rates and current capital market rates.

In 2008, K EUR 1,308 is expected to be allocated to the plan assets of German pension plans and K EUR 5,136 to foreign plans.

The actual return on plan assets in 2007 was K EUR 906 (2006: K EUR 5,998).

Pension expenses

The pension expenses included in the income statement are composed as follows:

	1/1/2007 - 12/31/2007		1/1/2006 - 12/31/2006	
(K EUR)	German	Foreign	German	Foreign
Service cost	5,426	2,684	6,613	2,296
minus service cost included in net loss from discontinued operations	-	-	-1,499	-
Interest cost	21,645	5,818	20,513	5,043
minus interest cost included in net loss on discontinued operations	-	-	-5,726	-
Expected return on plan assets	-690	-5,708	-565	-4,951
Effects of plan compensation	-	-44	-	253
Amortization of actuarial gain (-) / loss (+)	95	-618	6,170	448
minus amortization cost included net loss discontinued operations	-	-	-4,267	-
Net periodic pension cost	**26,476**	**2,132**	**21,239**	**3,089**

The service cost, the effect of plan compensation and amortized actuarial gains and losses on continuing operations are recognized as staff costs under functional costs (cost of sales, selling expenses and administrative expenses). The interest cost and the expected return on plan assets are reported under net interest income/expense.

Actuarial parameters

The weighted actuarial assumptions to calculate the net periodic pension costs are as follows:

	2007		2006	
(Percent)	German	Foreign	German	Foreign
Discount rate	4.6	2.0 - 12.0	4.0	2.0 - 10.0
Rate of salary increase	2.5	2.0 - 10.0	2.5	2.0 - 8.0
Rate of pension increase	1.8	1.8 - 3.3	1.8	1.5 - 3.0
Expected long-term return on plan assets	2.1 - 7.0	2.0 - 8.5	1.8 - 7.0	2.0 - 8.5

Benefits paid in the future

The following payments are expected for the next few years from the German and foreign pension plans:

(K EUR)	2008	2009	2010	2011	2012	2013 - 2017
German pension plans	30,394	30,411	30,551	31,299	31,701	161,420
Foreign pension plans	4,697	5,210	6,008	4,991	6,020	33,448

7.3.2 Liabilities from supplementary healthcare benefits

Liabilities and funded status

In addition to pensions and similar benefits, certain retired employees are provided with post-employment benefits for health insurance premiums. The following information refers to the Group's liabilities from supplementary healthcare benefits in Germany:

(K EUR)	12/31/2007	12/31/2006
Change in present value of defined benefit obligation:		
Present value of the defined benefit obligation at the start of the financial year	17,972	53,316
Reclassified as "held for sale"	-	-33,415
Service cost	48	68
Interest cost	799	772
Actuarial gain	-2,165	-1,579
Benefits paid	-1,161	-1,190
Present value of defined benefit obligation at the end of the financial year	**15,493**	**17,972**
Reconciliation of funded status:		
Funded status	15,493	17,972
Unrecognized actuarial gain (+) / loss (-)	713	-7,098
Reclassified as "held for sale"	-	5,623
Net amount recognized	**16,206**	**16,497**

Experience adjustments made to take account of discrepancies between actuarial assumptions and actual trends had the following effects:

(K EUR)	12/31/2007	12/31/2006
Present value of the defined benefit obligation	**15,493**	**17,972**
thereof effect of experience adjustments in the current year (gain)	-527	-396

The table below shows the changes in the net amount of obligations recognized for supplementary health care benefits in 2007 and 2006:

(K EUR)	12/31/2007	12/31/2006
Net amount recognized at the start of the financial year	16,497	44,346
Reclassified as "held for sale"	-	-27,792
Net periodic pension cost	870	1,133
thereof included in net loss on discontinued operations	-	261
Benefits paid	-1,161	-1,190
Net amount recognized	**16,206**	**16,497**

Actuarial parameters

Weighted actuarial assumptions used to determine the present value of the defined benefit obligation for supplementary health care benefits in Germany were as follows:

(Percent)	12/31/2007	12/31/2006
Discount rate	5.6	4.6
Healthcare inflation rate	4.0	4.0

The inflation rate relating to the cost of supplementary healthcare benefits in Germany is estimated to be 4.0 percent for 2008. Based on past experience, this inflation rate is not expected to change in the future. The balance sheet date used to report obligations arising from supplementary healthcare benefits in Germany is December 31, 2007.

Cost of supplementary health care benefits

The net periodic cost of supplementary health care benefits in Germany is broken down as follows:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Service cost: present value of claims acquired during the year	48	68
Interest cost	799	772
minus interest cost included in net loss on discontinued operations	-	-81
Amortization of actuarial losses	23	293
minus amortization cost included in net loss on discontinued operations	-	-180
Net periodic cost	**870**	**872**

Service cost and amortized actuarial gains on continuing operations are reported as staff costs under functional costs; the interest cost of pension obligations is shown under interest expense and similar charges.

Actuarial parameters

Weighted actuarial assumptions used to determine the cost of supplementary health care benefits in Germany were as follows:

(Percent)	2007	2006
Discount rate	4.6	4.0
Healthcare inflation rate	4.0	4.0

Benefits paid in the future

The following supplementary health care benefits are expected to be paid by German companies over the next few years:

(K EUR)	2008	2009	2010	2011	2012	2013 - 2017
Benefits paid in the future	1,173	1,193	1,198	1,199	1,198	5,896

Benefits paid outside Germany

One foreign company provides supplementary health care and life insurance benefits that were measured as of December 31, 2007. Their funded status as of December 31, 2007 amounted to K EUR 346 (2006: K EUR 438) and the net amount recognized totals K EUR 442 (2006: K EUR 575). The relevant cost of these benefits in 2007 amounted to K EUR 15 (T EUR 34). The actuarial assumptions used to determine the present value of the defined benefit obligation for these additional foreign benefits are based on a discount rate of 5.0 percent (2006: 5.25 percent). The cost of additional benefits in 2007 was based on a discount rate of 5.25 percent (2006: 5.0 percent). These assumptions also took into account estimates of the rising cost of medical and dental treatment benefits. The rise in the cost of medical healthcare benefits amounts to 12.0 percent (2006: 13.0 percent). It will decrease by 1.0 percentage point every year until 2013. The rise in the cost of dental healthcare benefits amounts to 7.0 percent (2006: 6.5 percent). It will decrease by 0.5 percentage points every year until 2012.

Experience adjustments made to take account of discrepancies between actuarial assumptions and actual trends had the following effects:

(K EUR)	12/31/2007	12/31/2006
Present value of the defined benefit obligation	**346**	**438**
thereof effect of experience adjustments in the current year (gain (-) / loss (+))	7	-70

Benefits paid in the future

Estimates of additional benefits to be paid in the future outside Germany are as follows:

(K EUR)	2008	2009	2010	2011	2012	2013 - 2017
Benefits paid in the future	126	110	90	66	40	31

The following schedule presents the effect of a one percentage point change in the rate of increase of healthcare and life insurance benefits, both in Germany and abroad, on the sum total of service cost plus interest cost and on the present value of the defined benefit obligation at December 31, 2007:

	1%-increase		1%-decrease	
(K EUR)	German	Foreign	German	Foreign
Impact on the sum total of service cost and interest cost	107	1	-90	-1
Effect on the present value of the defined benefit obligation	2,086	10	-1,771	-6

7.3.3 Defined contribution pension plans

Individual companies of the Group's continuing operations – especially in USA and Scandinavia – offer various post-employment benefits in the form of defined contribution pension plans. The pension obligation of these plans lies not with the GEA Group but with the respective pension provider. Total contributions of K EUR 10,289 (2006: K EUR 10,541) were paid in 2007. These contributions are recognized under staff costs at the same time as the relevant work is performed.

A multi-employer plan for several employers in the Netherlands was recognized as a defined contribution pension plan, since the manager of this plan does not provide sufficient information to the participating companies regarding the level of the obligation and of the plan assets to recognize it as a defined-benefit pension plan. Contributions of K EUR 188 (2006: K EUR 188) were made to the multi-employer plan in 2007. Neither overfunding nor underfunding of the plan has any effect on the level of future contribution payments.

7.3.4 Performance Share Plan

On July 1, 2006 and on July 1, 2007, GEA Group Aktiengesellschaft launched a new long-term remuneration program entitled GEA Performance Share Plan for executives of the first and second management levels. The aim of this program is to link remuneration to the company's long-term performance and to align executives' interests with those of shareholders.

Participants in the plan are allotted a defined number of "Performance Shares" at the beginning of the performance period. The number of allotted "Performance Shares" is determined by the participants'seniority (management level). The "Performance Shares" must then be held for three years (performance period). To be eligible to participate in the plan, executives must first invest 20 percent of the amount of the allotted "Performance Shares" in shares of GEA Group Aktiengesellschaft.

The performance of GEA Group Aktiengesellschaft shares relative to all other companies in the MDAX index over the three-year performance period is measured in terms of their total shareholder return (TSR). The TSR provides investors with a useful indicator for comparing the performance and appeal of various companies. It measures the total percentage return that an investor earns from a share over a given period. The calculation of the TSR factors in the performance of the share price as well as dividends and any adjustments, such as stock splits. Because it compares performance in relative terms, it eliminates returns that derive from general market volatility and enables the effects of various profit-retention strategies to be compared. The relative performance of GEA Group Aktiengesellschaft shares determines the number of "Performance Shares" ultimately paid out (between 0 percent and 300 percent).

The "Performance Shares" are paid out once the three-year performance period has elapsed. The performance of GEA Group Aktiengesellschaft shares relative to the MDAX determines how many "Performance Shares" are paid out. If the performance of the GEA Group Aktiengesellschaft share equals the median in the TSR comparison, 50 percent of the allotted "Performance Shares" are paid out; if it reaches the third quartile, 100 percent of the allotted "Performance Shares" are paid out. If GEA Group Aktiengesellschaft is the best performer compared to all other MDAX companies, 300 percent of the "Performance Shares" are allocated. Other performance figures are interpolated between these values. The total amount paid out to participants corresponds to their allocated number of "Performance Shares" multiplied by the closing share price at the end of the three-year performance period. Once the three-year performance period has elapsed, participants may do as they wish with their GEA Group Aktiengesellschaft shares.

The number of "Performance Shares" changed as follows in 2007:

Number of shares	12/31/2006	Additions	Expired	Paid out proportionally	12/31/2007
2006 tranche	143,480	-	4,250	24,650	114,580
2007 tranche	-	80,510	-	-	80,510
Total	**143,480**	**80,510**	**4,250**	**24,650**	**195,090**

Applying a fair value of EUR 24.26 as of December 31, 2007 (2006: 12.14) for the first tranche and EUR 21.38 for the second tranche, the expense for the 2007 financial year is K EUR 1,531 (2006: K EUR 292). The fair value of the "Performance Shares" was calculated using a multidimensional Monte Carlo simulation. The obligation arising from the plan amounts to K EUR 1,677 as of December 31, 2007 (2006: K EUR 292).

7.4 Financial liabilities

The table below provides a breakdown of financial liabilities as of December 31, 2007:

(K EUR)	12/31/2007	12/31/2006
Liabilities to banks	8,267	16,268
thereof maturing in 5 years or later	485	1,791
Liabilities under finance leases	9,542	1,309
thereof maturing in 5 years or later	6,300	-
Liabilities from derivatives	3,065	8
thereof maturing in 5 years or later	2,699	-
Non-current financial liabilities	**20,874**	**17,585**
Liabilities to banks	210,128	81,053
Liabilities under finance leases	1,454	1,817
Promissory notes payable	4,490	2,692
Liabilities from derivatives	6,402	4,112
Liabilities to equity investments	914	-
Current financial liabilities	**223,388**	**89,674**
Total financial liabilities	**244,262**	**107,259**

The fair value of current financial liabilities approximates to their carrying amounts.

Security totaling K EUR 1,224 (2006: K EUR 29,641) has been provided for bank debts.

Liabilities to banks

The main reasons for the rise in liabilities to banks are the corporate acquisitions and the share repurchase program. The table below provides a breakdown of the maturities of the liabilities to banks:

(K EUR)	2007	2006
< 1 year	210,128	81,053
1 - 2 years	6,590	7,360
2 - 3 years	367	6,620
3 - 4 years	365	315
4 - 5 years	460	182
> 5 years	485	1,791
Total	**218,395**	**97,321**

The interest rate on liabilities to banks in the Eurozone in 2007 varied between 3.5 percent and 5.5 percent p.a., depending on their maturity and purpose (2006: between 2.5 percent and 7.0 percent p.a.). There were also foreign-currency liabilities denominated in

UK pounds sterling and Indian rupees, on which the GEA Group paid these countries' normal market interest rates of approximately 6.6 percent p.a. and 12.5 percent p.a. respectively.

As of December 31, 2007, there were cash credit lines of K EUR 1,162,037 (2006: K EUR 1,031,736). Of this amount, cash credit lines of K EUR 943,619 (2006: K EUR 934,415) had not been utilized. In addition, there were guarantee lines of K EUR 2,479,515 (2006: K EUR 2,306,438) available for performance of contracts, advances and warranty obligations, of which K EUR 1,165,819 (2006: K EUR 1,234,604) was being used.

Lease liabilities

The table below provides a breakdown of future payments under finance leases:

(K EUR)	Minimum lease payment 12/31/2007	Minimum lease payment 12/31/2006	Present value of minimum lease payment 12/31/2007	Present value of minimum lease payment 12/31/2006
< 1 year	1,603	1,845	1,533	1,817
1 - 2 years	1,302	1,078	1,189	968
2 - 3 years	2,064	183	1,825	182
3 - 4 years	999	159	852	159
4 - 5 years	799	-	628	-
> 5 years	8,084	-	4,969	-
Total future payments under finance leases	**14,851**	**3,265**	**10,996**	**3,126**

Most leases relate to land and buildings. The present value of minimum lease payments as of December 31, 2007 amounted to K EUR 9,670 (2006: K EUR 994) for leases of land and buildings. The rise compared with the previous year results mainly from the acquisition of leases in connection with one corporate acquisition.

The average incremental borrowing rate of interest implicit in the calculation of the present value of the minimum lease payment was 5 percent (2006: 3 percent).

As the interest rates implicit in leases are constant, the fair value of lease liabilities may be exposed to interest rate risk. All leases contain contractually agreed payments.

The fair value of lease liabilities approximates to their stated carrying amount.

The lease liabilities are effectively secured because the rights to the leased asset revert to the lessor if the terms and conditions of the lease are infringed.

7.5 Trade payables

Trade payables as of December 31, 2007 were as follows:

(K EUR)	12/31/2007	12/31/2006
Trade payables	763,015	707,027
thereof owed to non-consolidated subsidiaries	4,062	5,326
thereof owed to equity investments	735	270

The fair values correspond to the stated carrying amounts. Trade payables of K EUR 761,035 (2006: K EUR 705,431) fall due within one year. As in 2006, no liabilities in 2007 fell due after more than five years.

Security of K EUR 5,185 (2006: K EUR 3,617) has been provided for trade payables.

7.6 Income tax liabilities

The income tax liabilities relate to current taxes and amounted to K EUR 54,653 at the balance sheet date (2006: K EUR 29,098).

7.7 Other liabilities

The table below provides a breakdown of other liabilities as of December 31, 2007:

(K EUR)	12/31/2007	12/31/2006
Other non-current liabilities	**4,284**	**13,766**
Advances received for orders and construction contracts	227,642	162,246
Gross amount due to customers for contract work	279,296	259,808
Other liabilities to non-consolidated subsidiaries	25,203	23,121
Other tax (excluding income taxes)	35,145	45,775
Other liabilities	93,842	67,014
thereof relating to social security	18,077	11,522
thereof relating to employees	7,094	3,658
Other current liabilities	**661,128**	**557,964**
Total other liabilities	**665,412**	**571,730**

The fair values of other financial liabilities correspond to the stated carrying amounts.

Security of K EUR 20,152 (2006: K EUR 12,617) has been provided for advances for orders and of K EUR 506 (2006: K EUR 926) for other liabilities.

The gross amount due to customers for contract work results mainly from progress-billing exceeding contract costs recognized. This balance includes an amount of K EUR 6,014 (2006: K EUR 5,539) that functions like a provision.

7.8 Financial instruments

The following table provides an overview of financial instruments held as of December 31, 2007, showing both their carrying amounts and fair values:

(K EUR)	Measurement category *	12/31/2007 Carrying amount	Fair value as per IAS 39	Fair value as per other IFRS	12/31/2006 Carrying amount	Fair value as per IAS 39	Fair value as per other IFRS
Assets		**1,750,832**	**1,323,791**	**427,041**	**1,639,619**	**1,217,073**	**422,546**
Trade receivables	LAR	923,874	923,874	-	817,127	817,127	-
Gross amount due from customers for contract work	-	317,667	-	317,667	346,385	-	346,385
Income tax receivables	-	11,186	-	11,186	17,162	-	17,162
Cash and cash equivalents	-	279,162	279,162	-	260,101	260,101	-
Other financial assets	-	218,943	120,755	98,188	198,844	139,845	58,999
Financial assets held to maturity	HTM	56	56	-	2,966	2,966	-
Financial assets available for sale	AFS	32,379	32,379	-	32,065	32,065	-
Financial assets at fair value through profit or loss	FV	4,716	4,716	-	3,455	3,455	-
Derivatives designated for hedge-accounting	-	11,780	11,780	-	7,007	7,007	-
Sundry other financial assets	LAR/-	170,012	71,824	98,188	153,351	94,352	58,999

* LAR: "Loans and receivables"; HTM: "Financial assets held to maturity"; AFS: "Financial assets available for sale"; FV: " Financial assets at fair value through profit or loss"

(K EUR)	Measurement category *	12/31/2007 Carrying amount	Fair value as per IAS 39	as per other IFRS	12/31/2006 Carrying amount	Fair value as per IAS 39	as per other IFRS
Liabilities		**1,727,342**	**1,089,732**	**633,764**	**1,415,114**	**898,633**	**515,312**
Liabilities to banks	FLAC	218,395	214,549	-	97,321	96,152	-
Liabilities under finance leases	-	10,996	-	10,996	3,126	-	3,126
Promissory notes payable	FLAC	4,490	4,490	-	2,692	2,692	-
Liabilitis to equity investments	FLAC	914	914	-	-	-	-
Derivatives not designated for hedge-accounting	FV	6,166	6,166	-	1,403	1,403	-
Derivatives designated for hedge-accounting	-	3,301	3,301	-	2,717	2,717	-
Trade payables	FLAC	763,015	763,015	-	707,027	707,027	-
Income tax liabilities	-	54,653	-	54,653	29,098	-	29,098
Other liabilities		665,412	97,297	568,115	571,730	88,642	483,088
Advances received for orders and construction contracts	-	227,642	-	227,642	162,246	-	162,246
Net debit balance on construction contracts	-	279,296	-	279,296	259,808	-	259,808
Other liabilities to non consolidated subsidiaries	FLAC	25,203	25,203	-	23,121	23,121	-
Tax liabilities (excluding income taxes)	-	35,145	-	35,145	45,775	-	45,775
Sundry other liabilities	FLAC/-	98,126	72,094	26,032	80,780	65,521	15,259
Measurement category as per IAS 39:							
Loans and receivables	LAR	995,698	995,698	-	911,479	911,479	-
Financial assets held to maturity	HTM	56	56	-	2,966	2,966	-
Financial assets available for sale	AFS	32,379	32,379	-	32,065	32,065	-
Financial assets at fair value through profit or loss	FV	4,716	4,716	-	3,455	3,455	-
Financial liabilities measured at amortised cost	FLAC	1,084,111	1,080,265	-	895,682	894,513	-
Financial liabilities at fair value through profit or loss	FV	6,166	6,166	-	1,403	1,403	-

* LAR: "Loans and receivables"; HTM: "Financial assets held to maturity"; AFS: "Financial assets available for sale"; FV: " Financial assets/liabilities at fair value through profit or loss"

The fair values of the derivative financial instruments were determined on the basis of current reference prices on the reporting day, taking into account forward premiums and discounts. The fair value of non-current liabilities was calculated by discounting the contractually agreed future cash streams using the market rate of interest. For all other financial instruments, the fair value is equivalent to the carrying amount due to the short-term nature of their durations or maturities.

8. Notes to the Consolidated Income Statement

8.1 Sales

The following table provides a breakdown of GEA Group's sales:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
from the sale of goods	2,411,324	1,900,121
from construction contracts	2,787,251	2,446,080
Total	**5,198,575**	**4,346,201**

8.2 Other income

Other income consisted of the following components:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Income from disposal of non-current assets	4,962	4,057
Income from disposal of current assets	6,683	1,004
Income from disposal of subsidiaries	-	1,270
Gains on exchange differences	31,286	12,163
Income from reversal of provisions	15,935	8,315
Income from rental and lease agreements	7,986	2,772
Sundry income	31,087	31,151
Total	**97,939**	**60,732**

Sundry income

Sundry income stems mainly from the reversal of impairment losses and payments received for adjustments on receivables of K EUR 3,577 (2006: K EUR 2,696) and various cost reimbursements of K EUR 5,107 (2006: K EUR 899).

8.3 Other expenses

Other expenses consisted of the following components:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Non-reimbursed research and development costs	50,206	44,777
Losses on exchange differences	31,832	14,208
Cost of money transmission and payments	859	680
Losses on disposal of non-current assets	1,431	3,711
Sundry expenses	29,741	26,517
Total	**114,069**	**89,893**

Sundry expenses

Sundry expenses mainly include additions to provisions and adjustments on receivables.

Research and development costs

Total research and development costs were as follows in 2007:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Customer-funded (reimbursed)	22,368	23,417
Group-funded (non-reimbursed)	50,206	44,777
Total	**72,574**	**68,194**

Reimbursed expenses relate to research and development costs, which, as part of construction contracts, are billed to customers and are included in cost of sales.

Non-reimbursed research and development expenses are not related directly to construction contracts and are booked directly through the income statement.

8.4 Presentation of selected expenses and income according to origin

Cost of materials

The cost of materials rose by K EUR 553,765 during the year under review to K EUR 3,137,809 (2006: K EUR 2,584,044). The cost of materials is reported under the cost of sales.

Staff costs

Staff costs rose by K EUR 125,173 to K EUR 1,081,343 in 2007 (2006: K EUR 956,170). Amounts resulting from the interest cost of expected pension obligations are not reported as personnel expense, but instead as a component of interest expense under financial and interest expenses. Staff costs include wages and salaries of K EUR 891,391 (2006: K EUR 776,437) and social security contributions and post-employment benefits of K EUR 189,952 (2006: K EUR 179,733).

Depreciation, amortization, and impairment

Depreciation, amortization and impairment of property, plant and equipment, investment properties, and intangible assets in the year under review amounted to K EUR 85.939 (2006: K EUR 69,370). Impairment of investments non-consolidated subsidiaries, other equity investments and securities amounted to K EUR 2,059 (2006: K EUR 1,237). Adjustments of K EUR 10,250 (2006: K EUR 12,800) were recognized to inventories. Depreciation, amortization and impairment are reported under the cost of sales. Impairment of equity investments and securities is reported under financial expenses.

8.5 Financial and interest income

Financial income

Financial income comprises income from profit transfer agreements and net investment income from sundry equity investments:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Income from profit transfer agreements	386	222
Income from equity investments	2,187	2,116
thereof from non-consolidated subsidiaries	1,670	1,432
Total	**2,573**	**2,338**

Interest income

The table below provides a breakdown of interest and similar income:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Interest income from receivables, investments and securities	10,583	8,857
Interest income from plan assets	6,398	5,516
Other interest income	3,551	6,425
thereof from non-consolidated subsidiaries	930	1,262
Total	**20,532**	**20,798**

The following table shows interest income from financial instruments according to IAS 39 measurement categories and interest income from assets measured according to other guidelines:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Loans and receivables	11,960	13,887
Investments held to maturity	352	326
Investments held for sale	655	1,069
Investments measured at fair value through profit or loss	1,147	-
Measurement according to other standards than IAS 39	6,418	5,516
Total	**20,532**	**20,798**

8.6 Financial and interest expenses

Financial expenses

The financial expenses for 2007 of K EUR 2,081 (2006: K EUR 1,251) include impairment of K EUR 2,059 (2006: K EUR 1,237) on financial assets (excluding trade receivables) and expenses of K EUR 22 (2006: K EUR 14) from the assumption of losses.

Interest expense

The table below provides a breakdown of interest expense and similar charges:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Interest expense arising from bank debts	24,828	14,690
Interest cost of pension obligations	28,280	20,553
Interest cost of provisions and other obligations to employees	2,337	108
Other interest expense	16,790	29,911
thereof owed to non-consolidated subsidiaries	912	674
Total interest expense	**72,235**	**65,262**

In 2006 other interest expense included the cost of investments held by discontinued operations at GEA Group Aktiengesellschaft amounting to K EUR 22,131.

The following table shows interest expense from financial instruments according to IAS 39 measurement categories and interest expense from liabilities measured according to other guidelines:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Financial liabilities measured at cost	39,970	44,328
Financial liabilities measured at fair value through profit or loss	1,330	-
Measured according to other standards than IAS 39	30,935	20,934
Total	**72,235**	**65,262**

A total of K EUR 859 was expense for fees during 2007 (2006: K EUR 680), which was not included in the calculation of the effective interest rate.

The following table shows the net result from financial instruments according to IAS 39 measurement categories:

	1/1/2007 - 12/31/2007			1/1/2006 - 12/31/2006		
(K EUR)	Net result	From interest	From impairment/ reversal	Net result	From interest	From impairment/ reversal
Loans and receivables	3,244	11,960	-486	13,599	13,887	1,414
Investments held to maturity	352	352	-	326	326	-
Investments held for sale	4,186	655	-2,059	1,111	1,069	-1,237
Investments measured at fair value through profit or loss	6,324	-183	-	868	-	-
Financial liabilities measured at cost	-36,687	-39,970	-	-44,061	-44,328	-
Total	**-22,581**	**-27,186**	**-2,545**	**-28.157**	**-29.046**	**177**

The value impairments relating to assets in the "loans and receivables" measurement category concern trade receivables.

Disposal gains of K EUR 5,053 were reported among financial investments held for disposal in 2007. The carrying amount of these equity instruments measured at cost amounts to zero at the time of disposal.

8.7 Income taxes

Income taxes on continuing operations consists of the following components:

(K EUR)	1/1/2007 - 12/31/2007	1/1/2006 - 12/31/2006
Current taxes	67,405	46,031
German	7,603	3,573
Foreign	59,802	42,458
Deferred taxes	48,651	20,276
Total	**116,056**	**66,307**

The following reconciliation of income tax for 2007 is based on an overall tax rate of 38.9 percent and reconciles figures to the effective tax rate of 31.3 percent:

	1/1/2007 - 12/31/2007		1/1/2006 - 12/31/2006	
	K EUR	%	K EUR	%
Earnings before tax	**370,500**	-	**253,730**	-
Anticipated tax expense	144,125	38.9	98,701	38 9
Non-tax-deductible expense	898	0.2	2,879	1 1
Tax-exempt income	-14,095	-3.8	-180	-0 1
Change in valuation allowance	-57,271	-15.5	-15,600	-6 1
Change in tax rates	67,370	18.2	-	-
Foreign tax rate differential	-15,951	-4.3	-19,319	-7 6
Other	-9,020	-2.4	-174	-0 1
Income tax and effective tax rate	**116,056**	**31.3**	**66,307**	**26.1**

The change in the valuation allowance of K EUR -57,271 partly relates to effects arising from the reappraisal of the deferred tax assets for tax loss carryforwards in Germany and the US. The deferred tax assets relating to German tax loss carryforwards were reduced by K EUR 50,000. The reason for this reduction is the intention to limit potential effects arising from uncertainties relating to future expected tax income in Germany. The US tax loss carryforwards were also revalued by K EUR 53,366 in 2007. The revaluation reflects the expected improvement in profitability of the Group companies located in the US. A total of K EUR 27,992 of the reduction of the write-down also relates to the utilization of impaired loss carryforwards in the US from the current year, as well as the correction of taxable income relating to prior periods for which no deferred tax assets had been formed. The remaining amount (K EUR 25,913) mainly relates to the effects arising from the recognition of deferred tax assets for temporary differences in Germany. This recognition did not occur in the previous year due to the uncertainty surrounding their utilization.

The effects from the changes in income tax result primarily from the reform of corporate taxation in Germany in 2008. The tax reform reduces the tax rate for the Group companies in Germany from 38.9 percent to 29.5 percent from 2008. An expense of K EUR 73,768 arises from the revaluation of deferred tax necessitated by the reform. This has been reported to an amount of K EUR 68,178 in the tax expense relating to continuing operations. The other effects amounting to K EUR -808 arise from changes in foreign taxation rates.

Deferred taxes

The table below provides a breakdown of deferred tax assets and liabilities by maturity:

(K EUR)	12/31/2007	12/31/2006
Current deferred tax assets	52,393	13,791
Non-current deferred tax assets	312,517	418,034
Total deferred tax assets	**364,910**	**431,825**
Current deferred tax liabilities	35,704	40,699
Non-current deferred tax liabilities	51,515	6,836
Total deferred tax liabilities	**87,219**	**47,535**
Net deferred tax assets	**277,691**	**384,290**

Deferred tax assets and liabilities are netted if an enforceable right to offset actual tax assets against actual tax liabilities exists and if the deferred tax relates to income tax levied by the same tax authority.

The table below shows the stock of deferred taxes, without netting:

(K EUR)	12/31/2007	12/31/2006
Tax loss carryforwards	1,113,034	1,347,832
Intangible assets	86,579	127,004
Property, plant and equipment	4,001	12,920
Pensions and other post-employment benefits	52,446	49,307
Other provisions	54,265	123,181
Other	7,393	4,406
Total	**1,317,739**	**1,664,651**
Minus valuation allowance	-923,029	-1,123,418
Deferred tax assets	**394,710**	**541,233**
Intangible assets	-55,573	-53,004
Property, plant and equipment	-25,639	-33,255
Inventories	-23,922	-43,794
Other provisions	-2,768	-734
Liabilities	-5,132	-15,257
Other	-3,967	-10,899
Deferred tax liabilities	**-117,019**	**-156,943**
Net deferred tax assets	**277,691**	**384,290**

As of December 31, 2007, GEA Group recognized deferred tax assets of K EUR 190,073 on tax loss carryforwards:

(K EUR)	12/31/2007	12/31/2006
Deferred taxes on domestic loss carryforwards		
- Corporate income tax	42,296	115,496
- Trade taxes	36,109	54,884
Deferred taxes on loss carryforwards outside Germany	112,568	51,969
Total	**190,973**	**222,349**

The change in the deferred tax assets relating to German tax loss carryforwards results from both the change in the tax rate and the reduction in valuation. The change in deferred tax assets relating to foreign tax loss carryforwards mainly reflects the increase in valuation in the US.

A tax rate of 29.5 percent is applied to Group companies in Germany following the change in the tax rate. This includes the standard rate of corporate income tax, the Solidarity Surcharge and the average rate of trade tax.

The tax rates applicable to companies outside Germany vary between 12.5 percent (Ireland) and 41.7 percent (Japan).

No deferred tax assets were accrued on corporate tax loss carryforwards of EUR 2,354 million (2006: EUR 2,594 million) or on trade tax loss carryforwards of EUR 2,002 million (2006: EUR 1,886 million) because their utilization was not sufficiently certain. The German companies' losses can be carried forward indefinitely. The foreign companies' losses can usually only be carried forward for a limited period. The majority of the foreign companies' loss carryforwards will expire in 2011.

Of the deferred taxes of K EUR 2,600 (2006: K EUR 3,490) reported in equity with no impact on income in 2007, K EUR 2,580 (2006: K EUR 3,379) is attributable to hedging transactions and K EUR 20 (2006: K EUR 111) to financial assets reported at fair value with no impact on income.

8.8 Earnings per share

Earnings per share are calculated as follows:

(K EUR)	1/1/2007- 12/31/2007	1/1/2006 - 12/31/2006
Net income after minority interest	282,400	-288,439
thereof on continuing operations	253,331	187,208
thereof on discontinued operations	29,069	-475,647
Weighted average number of shares outstanding (thousands)	187,285	187,945
Earnings per share (EUR)		
On net income	1.51	-1.53
thereof on continuing operations	1.35	1.00
thereof on discontinuing operations	0.16	-2.53

There were no dilutive effects in either 2007 or 2006. There was no dilution in 2006 because the preconditions for exercising the final tranche of the share-based remuneration program were not met.

8.9 Appropriation of earnings

The single-entity financial statements of GEA Group Aktiengesellschaft, prepared according to the German Commercial Code, report annual net profit of K EUR 197,632. According to § 23 Paragraph 2 of the company's articles of association, the supervisory and executive boards are permitted to transfer amounts to the revenue reserves when determining the annual financial statements, as long as these do not in total exceed half of issued share capital. The supervisory and executive boards have transferred K EUR 66,202 million to the other revenue reserves. The executive and supervisory boards will propose to the Shareholders' General Meeting that an amount of K EUR 36,797 be distributed to shareholders from the unappropriated retained earnings remaining after the release of the reserve for treasury shares, the netting with shares acquired for calling in and the addition to the other revenue reserves, taking into account the earnings carried forward from the previous year. This corresponds to a dividend of 20 cents per share, given a total of 183,982,845 shares. The payment of the dividend is made without deducting capital gains tax and the Solidarity Surcharge.

9. Contingent Liabilities, Other Financial Obligations, Contingent Assets and Litigation

9.1 Contingent liabilities

Non-recognized contingent liabilities amounted to K EUR 61,927 as of December 31, 2007 (2006: K EUR 65,939). They are mainly composed of obligations arising from guarantees, litigation and counterparty risks. The contingent liabilities on guarantees largely relate to guarantees for advances, performance of contracts and warranty obligations, as well as guarantees for bank credit lines and guarantee lines provided on behalf of shareholdings. The counterparty risks relate to risks whose occurrence is unlikely but not excluded.

The maturity of contingent liabilities arising from guarantees and warranties is up to five years. There are also contingencies with maturity periods that depend on the performance of contractually agreed obligations or the occurrence of certain events. These contingent liabilities are largely to customers, banks and employees of former subsidiaries. Such guarantees come into force if the debtor fails to meet contractual obligations.

9.2 Other financial commitments

The table below provides a breakdown of other financial liabilities as of December 31, 2007:

(K EUR)	12/31/2007	12/31/2006
Rental and lease agreements	307,931	348,222
Order commitments	184,342	175,106

Rental and lease agreements

The commitments of K EUR 307,931 (2006: K EUR 348,222) under rental and lease agreements relate mainly to land and buildings and, to a lesser extent, plant and equipment. The leases run until no later than 2031. Payments are spread over future years as follows:

(K EUR)	12/31/2007
2008	64,257
2009	58,182
2010	45,713
2011	41,003
2012	27,463
Thereafter	71,313
Total payments	**307,931**

In 2007, the cost of rental and lease agreements amounted to K EUR 74,064 (2006: K EUR 65,867), of which K EUR 12,983 (2006: K EUR 10,220) related to variable payments. Sub-leases in the reporting year generated income of K EUR 19,877 (2006: K EUR 18,837). These sub-leases give rise to claims to rental income of K EUR 92,041 (2006: K EUR 76,777) over the next few years.

"Sale-and-leaseback" agreements on buildings give rise to future cash payments of K EUR 123,681 (2006: K EUR 146,548) as of the balance sheet date.

Order commitments

Of the total order commitments of K EUR 184,342 (2006: K EUR 175,106), 95 percent relates to inventories (2006: 97 percent) and the remaining 5 percent to property, plant and equipment (2006: 3 percent).

9.3 Contingent assets

The court ruled in favor of GEA Group Aktiengesellschaft in the arbitration proceedings against US-based Flex-N-Gate Corp., Urbana, (IL)/USA, on September 15, 2006. This ruling means Flex- N-Gate is obligated to compensate GEA Group Aktiengesellschaft for the losses it incurred in connection with the collapse of the sale of the Dynamit Nobel Plastics business to Flex-N-Gate in the autumn of 2004. The Higher Regional Court of Frankfurt am Main rejected an appeal against the ruling submitted by Flex-N-Gate on December 20, 2006. The second part of the case, when the level of damages to be paid to GEA Group Aktiengesellschaft will be determined, is pending.

9.4 Litigation

The lawsuit brought by the insolvency administrator of Polyamid 2000 AG relating to the repayment of an amount of EUR 164.6 million, including VAT, for the construction of a carpet recycling plant was the subject of a judgment made by the Federal High Court of Justice (BGH) on July 9, 2007. The plaintiff was deemed to have no entitlement to the repayment of the full compensation for work performed. A potential claim exists only to the extent that the remuneration received is deemed to have been above the usual or appropriate level of remuneration according to legislation governing unjustified enrichment. The case was referred back to the Higher Regional Court (OLG) of Frankfurt am Main.

In connection with the conclusion of the control and profit-transfer agreement between mg technologies ag and the former GEA AG in 1999, an appeal is still pending before the District Court in Dortmund regarding the appropriateness of the exchange offer made to shareholders of the former GEA AG.

After the squeeze-out resolution adopted by the Shareholders' General Meeting of the former GEA AG on April 28, 2005 was entered in the commercial register, several shareholders lodged an appeal with the District Court in Dortmund and requested that the court rule on the appropriate cash settlement for the shares of the former GEA AG transferred to mg technologies ag.

There are sector-specific legal cases relating to the former subsidiaries in the Plants Engineering business, whose disputed sums partly run into several millions of euros. As part of the disposal of the Lentjes Group, GEA Group effected a wide-ranging release of the purchaser from various risks arising from existing orders and legal disputes.

Further legal proceedings or official investigations have been instituted or may be instituted against companies of the GEA Group as a result of earlier disposal activities and their ongoing business operations. As part of the disposal of the Lurgi Group to the Air Liquide Group of France, an arbitrator's expert opinion process and arbitration proceedings, have been started relating to a potential price adaptation reflecting differing opinions relating to various positions in the reference accounts.

Appropriate provisions have been formed for risks arising from the legal disputes described above, as well as others. It is not possible to predict the outcome of individual cases with any degree of certainty. It can consequently not be excluded that the conclusion of these lawsuits may in some cases incur expenses that exceed the provisions potentially formed for such purposes.

10. Segment Reporting

10.1 Primary reporting format – business segments

The Group's global operations were organized into four business segments as of December 31, 2007. Its main operations are split as follows:

- Customized Systems
- Process Equipment
- Process Engineering
- Other

A detailed description of the business segments' operations and the products and services they offer, can be found in the management report.

The former Plant Engineering segment has no longer been reported since the decision was taken in 2006 to sell three of its four divisions. The assets and liabilities of these three divisions that had not yet been sold were reported as assets and liabilities of the „Other" segment in the previous year. The remaining Gas Cleaning division also forms part of the "Other" segment.

Segment earnings for the financial year ended December 31, 2007 were as follows:

(EUR million)	Customized Systems	Process Equipment	Process Engineering	Other	Consolidation	**GEA Group**
1/1/2007 - 12/31/2007						
Sales	990.3	1,468.8	2,230.3	509.3	-	**5,198.6**
Inter segment sales	5.6	96.6	12.4	7.1	-121.7	**-**
Total sales	995.9	1,565.4	2,242.7	516.4	-121.7	**5,198.6**
EBITDA	93.2	233.6	168.7	14.3	0.4	**510.2**
EBIT	77.1	208.0	149.6	-12.9	0.4	**422.2**
Segment earnings before tax (EBT)	75.4	199.1	143.6	-47.7	0.2	**370.5**
Financial income	5.1	14.4	11.9	30.1	-38.4	**23.1**
Financial expenses	6.7	22.1	17.5	66.3	-38.4	**74.3**
Equity method income/loss in net financial income	-	0.4	0.9	-0.1	-	**1.2**
Net income on discontinued operations	-	-	-	29.1	-	**29.1**
Sales from discontinued operations	-	-	-	705.6	-	**705.6**
Segment assets	928.9	1,816.0	1,790.1	1,990.9	-1,778.0	**4,748.0**
thereof from discontinued operations	-	-	-	-	-	**-**
Segment liabilities	432.6	857.4	1,104.6	1,846.4	-906.6	**3,334.3**
thereof from discontinued operations	-	-	-	-	-	**-**
Capital expenditure	23.7	64.3	29.4	22.0	-	**139.4**
Depreciation, amortization and impairment	16.1	25.4	19.0	25.4	-	**85.9**
Number of employees (balance sheet date) *	5,328	6,882	6,807	543	-	**19,560**
1/1/2006 - 12/31/2006						
Sales	825.9	1,282.9	1,761.3	476.1	-	**4,346.2**
Inter segment Sales	1.2	91.6	12.2	12.9	-117.9	**-**
Total Sales	827.1	1,374.6	1,773.5	489.0	-117.9	**4,346.2**
EBITDA	71.4	177.3	125.6	-1.4	-0.7	**372.3**
EBIT	56.8	154.0	110.3	-22.3	-0.7	**298.2**
Segment earnings before tax (EBT)	57.3	148.7	107.0	-58.5	-0.7	**253.7**
Financial income	5.7	13.3	9.7	23.2	-28.9	**23.1**
Financial expense	6.4	17.3	12.6	59.1	-28.9	**66.5**
Equity method income/loss in net financial result	-	-1.2	0.5	0.3	-	**-0.4**
Net loss on discontinued operations	-	-	-	-475.6	-	**-475.6**
Sales from discontinued operations	-	-	-	1,115.7	-	**1,115.7**
Segment assets	836.1	1,615.8	1,606.4	2,759.1	-1,865.9	**4,951.4**
thereof from discontinued operations	-	-	-	569.5	-	**569.5**
Segment liabilities	352.2	671.0	970.1	2,507.8	-811.1	**3,690.0**
thereof from discontinued operations	-	-	-	943.0	-	**943.0**
Capital expenditure	21.4	32.3	30.4	15.9	-	**100.0**
Depreciation, amortization and impairment	13.4	23.2	15.3	13.3	-	**65.2**
Number of employees (balance sheet date) *	4,930	6,155	5,879	509	-	**17,473**

* Full-time equivalents (FTEs), excluding trainees

Intra-segment sales are based on market prices.

Shares in associates and jointventures are split among the segments as follows:

(K EUR)	12/31/2007	12/31/2006
Customized Systems	-	
Process Equipment	2,502	1,705
Process Engineering	8,440	8,145
Other	3,643	1,026
Total	**14,585**	**10,876**

With the exception of depreciation, amortization and impairment, there were no material non-cash expenses within the segments in either 2007 or 2006.

The table below provides a breakdown of cash flow by segment:

(K EUR)	Customized Systems	Process Equipment	Process Engineering	Other	**GEA Group**
1/1/2007 - 12/3172007					
Cash flow from operating activities	75,017	153,449	124,731	-172,092	**181,105**
Cash flow from investing activities	-43,696	-86,278	-51,229	72,368	**-108,835**
Cash flow from financing activities	-23,679	-68,940	-79,239	121,851	**-50,007**
Exchange rate-related changes in cash and cash equivalents	148	-190	-1,061	-683	**-1,786**
Change in unrestricted cash and cash equivalents	**7,790**	**-1,958**	**-6,798**	**21,443**	**20,477**
1/1/2006 - 12/31/2006					
Cash flow from operating activities	50,105	130,356	134,567	-200,749	**114,279**
Cash flow from investing activities	-35,304	-29,231	-26,106	4,229	**-86,412**
Cash flow from financing activities	-11,157	-99,818	-133,593	133,520	**-111,048**
Exchange rate-related changes in cash and cash equivalents	-209	2,786	-4,145	-619	**-2,187**
Change in unrestricted cash and cash equivalents	**3,435**	**4,093**	**-29,277**	**-63,619**	**-85,368**

10.2 Secondary reporting format – geographical segments

The Group's business segments break down as follows across the five main geographic regions:

(EUR million)	Germany	Other Europe	Americas	Asia / Oceania	Africa	**Total**
1/1/2007 - 12/31/2007						
Sales	957.9	2,044.1	1,000.8	1,069.4	126.4	**5,198.6**
Percentage of total	18.4	39.3	19.3	20.6	2.4	**100.0**
Segment assets	2,131.7	1,642.1	674.5	271.5	28.2	**4,748.0**
thereof from discontinued operations	-	-	-	-	-	**-**
Capital expenditure	70.8	31.8	23.0	13.2	0.6	**139.4**
Employees *	6,714	7,809	2,622	2,099	316	**19,560**
1/1/2006 - 12/31/2006						
Sales	922.1	1,600.3	801.7	889.9	132.3	**4,346.2**
Percentage of total	21.2	36.8	18.4	20.5	3.1	**100.0**
Segment assets	2,672.7	1,452.5	523.1	266.3	36.8	**4,951.4**
thereof from discontinued operations	419.2	39.5	69.3	36.3	5.4	**569.5**
Capital expenditure	52.4	33.1	8.9	4.7	0.9	**100.0**
Employees *	6,451	7,025	1,991	1,689	317	**17,473**

* Full-time equivalents (FTEs), excluding trainees

11. Other Notes

11.1 Government grants

Government grants of K EUR 2,120 related to income were received in 2007 (2006: K EUR 2,248). These grants were deducted from the corresponding expenses. Grants of K EUR 134 related to assets were deducted from the carrying amount of the corresponding assets (2006: K EUR 924). Expenses of K EUR 2,564 were incurred in 2007 for the possible repayment of grants received (2006: K EUR 2,329).

11.2 Related-party disclosures

11.2.1 Transactions with related companies

Transactions between GEA Group Aktiengesellschaft and its consolidated subsidiaries have been eliminated as part of consolidation, with the exception of income and expenses arising between continuing and discontinued operations.

The table below provides a breakdown of the income and expenses generated by transactions with non-consolidated subsidiaries and non-consolidated subsidiaries:

(K EUR)	Sales	Other income	Other expenses
1/1/2007 - 12/31/2007			
Non-consolidated subsidiaries	65,707	872	1,089
Associates and joint ventures	4,958	109	-
Total	**70,665**	**981**	**1,089**
1/1/2006 - 12/31/2006			
Non-consolidated subsidiaries	54,025	1,946	1,598
Associates and joint ventures	6,776	190	78
Total	**60,801**	**2,136**	**1,676**

The table below provides a breakdown of outstanding items from transactions with related companies as of December 31, 2007:

(K EUR)	Trade receivables	Trade payables	Other receivables	Other liabilities
1/1/2007 - 12/31/2007				
Non-consolidated subsidiaries	33,078	4,062	20,333	25,203
Associates and joint ventures	743	598	845	70
Total	**33,821**	**4,660**	**21,178**	**25,273**
thereof current	33,821	4,660	20,863	25,273
1/1/2006 - 12/31/2006				
Non-consolidated subsidiaries	35,413	5,326	24,041	23,121
Associates and joint ventures	1,125	206	193	-
Total	**36,538**	**5,532**	**24,234**	**23,121**
thereof current	36,538	5,532	21,947	23,121

Outstanding items are settled in cash and are unsecured.

11.2.2 Remuneration paid to the Executive Board and the Supervisory Board

The Executive Board of GEA Group Aktiengesellschaft received total remuneration of K EUR 7,535 in 2007. The table below provides a breakdown of this remuneration:

(K EUR)	2007	2006
Base salary	2,576	2,825
Bonus	4,707	3,400
Non-cash remuneration	209	157
Pension allowance	43	19
Total	**7,535**	**6,401**

Former members of the Executive Board and their surviving dependants received remuneration of K EUR 2,126 (2006: K EUR 2,810) from GEA Group Aktiengesellschaft and payments of K EUR 5,717 (2006: K EUR 6,317) from the GEA Group. GEA Group Aktiengesellschaft accrued IFRS pension reserves of K EUR 27,136 (2006: K EUR 26,113) for former members of the Executive Board and their surviving dependants; the GEA Group accrued pension reserves of K EUR 57,384 (2006: K EUR 58,179) for these persons.

Expenses incurred for the Supervisory Board amounted to K EUR 670 in 2007 (2006: K EUR 726).

11.3 Further disclosures pursuant to § 315a of the German Commercial Code (HGB).

11.3.1 Declaration on the German Corporate Governance Code

The declaration pursuant to § 161 of the German Stock Corporation Act (AktG) was issued on November 27, 2007 and has been made permanently available to shareholders.

11.3.2 Number of employees

The average number of employees (excluding trainees and apprentices) during the year was as follows:

Average for the year	2007	2006
Wage earners	7,627	6,693
Salaried employees	11,297	9,895
Continuing operations	**18,924**	**16,588**
Wage earners	-	125
Salaried employees	939	1,861
Discontinued operations	**939**	**1,986**
Total	**19,863**	**18,574**

The number of employees (excluding trainees and apprentices) at the balance sheet date was as follows:

	12/31/2007	12/31/2006
Wage earners	7,862	7,032
Salaried employees	11,698	10,441
Continuing operations	**19,560**	**17,473**
Wage earners	-	-
Salaried employees	-	1,777
Discontinued operations	-	**1,777**
Total	**19,560**	**19,250**

11.3.3 Auditing and consultancy fees

The table below provides a breakdown of the fees and expenses paid to the auditors of the 2007 consolidated financial statements:

(K EUR)	2007	2006
Auditing	1,921	2,240
Tax advice	280	50
Other services	104	277
Total	**2,305**	**2,567**

11.3.4 Major shareholdings

The full list of shareholdings is filed with the commercial register at the local court in Bochum (HRB 10437) and is published in the electronic Federal Gazette. A list of shareholdings can also be found on the internet at www.geagroup.com. The following list contains only major shareholdings when measured in terms of sales and total assets:

Segment	Company	Head Office	Country
Customized Systems	GEA Air Treatment GmbH	Herne	Germany
	Grasso's Koninklijke Machinefabrieken N.V.	's-Hertogenbosch	Netherlands
Process Equipment	Westfalia Separator AG	Oelde	Germany
	GEA Ecoflex GmbH	Sarstedt	Germany
	WestfaliaSurge Deutschland GmbH	Bönen	Germany
	WestfaliaSurge Inc.	Naperville	USA
Process Engineering	GEA Energietechnik GmbH	Bochum	Germany
	Batignolles Technologies Thermiques S.A.S.	Nantes	France
	Niro A/S	Søborg	Denmark
	GEA Huppmann AG	Kitzingen	Germany
Other	GEA Group Aktiengesellschaft	Bochum	Germany
	GEA North America Inc.	Delaware	USA
	GEA PT France SAS	Saint-Quentin en Yvelines	France
	GEA PT Holding GmbH	Bochum	Germany
	Lurgi Bischoff GmbH	Essen	Germany
	mg vermögensverwaltungs gmbh	Frankfurt am Main	Germany
	Ruhr-Zink GmbH	Datteln	Germany

11.3.5 Companies exempted under section 264 (3) HGB

2H Kunststoff GmbH, Wettringen
AWP Kälte-Klima-Armaturen GmbH, Prenzlau
GEA Air Treatment GmbH, Herne
GEA Air Treatment Marketing Services International GmbH, Herne
GEA Delbag Lufttechnik GmbH, Herne
GEA Diessel GmbH, Hildesheim
GEA Ecoflex GmbH, Sarstedt
GEA Energietechnik GmbH, Bochum
GEA Energy Technology GmbH, Bochum
GEA Happel Klimatechnik GmbH, Herne
GEA Happel Klimatechnik Produktions- und Servicegesellschaft mbH, Herne
GEA Happel Service GmbH, Willich
GEA Happel Wieland GmbH, Sprockhövel-Haßlinghausen
GEA Industriebeteiligungen GmbH, Bochum
GEA IT Services GmbH, Oelde
GEA Jet Pumps GmbH, Ettlingen
GEA Klima- und Filtertechnik Wurzen GmbH, Wurzen
GEA Luftkühler GmbH, Bochum
GEA Lyophil GmbH, Hürth
GEA Management Gesellschaft für Wärme- und Energietechnik mbH, Bochum
GEA Maschinenkühltechnik GmbH, Bochum
GEA Messo GmbH, Duisburg
GEA Niro GmbH, Müllheim
GEA Process Equipment GmbH, Duisburg
GEA Procomac Deutschland GmbH, Bad Kreuznach
GEA PT Holding GmbH, Bochum
GEA Wiegand GmbH, Ettlingen
GEA WTT GmbH, Nobitz-Wilchwitz
Grasso GmbH Refrigeration Technology, Bochum
Grasso International GmbH, Berlin
Huppmann GmbH, Kitzingen
KÜBA Kältetechnik GmbH, Baierbrunn
Lurgi Bischoff GmbH, Essen
LL Plant Engineering AG, Ratingen
mg Altersversorgung GmbH, Bochum
mg capital gmbh, Bochum
mg vermögensverwaltungs gmbh, Frankfurt am Main
Paul Pollrich GmbH, Mönchengladbach
Renzmann & Grünewald GmbH, Monzingen

Tuchenhagen Brewery Systems GmbH, Büchen
Tuchenhagen Dairy Systems GmbH, Sarstedt
Tuchenhagen GmbH, Büchen
Westfalia Separator ACE GmbH, Ennigerloh
Westfalia Separator AG, Oelde
Westfalia Separator Deutschland GmbH, Oelde
Westfalia Separator Engineering GmbH, Oelde
Westfalia Separator Food Tec GmbH, Oelde
Westfalia Separator Industry GmbH, Oelde
Westfalia Separator Membraflow GmbH, Oelde
Westfalia Separator Mineraloil Systems GmbH, Oelde
Westfalia Separator Umwelttechnik GmbH, Oelde
WestfaliaSurge Deutschland GmbH, Bönen
WestfaliaSurge GmbH, Bönen
ZiAG Plant Engineering GmbH, Frankfurt am Main

Bochum, March 4, 2008

The Executive Board

Jürg Oleas | Hartmut Eberlein | Niels Graugaard

Assurance of the legal representatives

We assure that, according to the best of our knowledge, these consolidated financial statements convey a true and fair view of the Group's asset, financing and earnings positions in accordance with the applicable accounting principles, that the Group's business performance, including its earnings and position, are represented in such a way in the Group management report, which is aggregated with the parent company's management report, that a true and fair view is conveyed and that the key opportunities and risks pertaining to the Group's future development are described.

Bochum, March 4, 2008

The Executive Board

Jürg Oleas Hartmut Eberlein Niels Graugaard

Independent Auditors' Report

We have audited the consolidated financial statements – comprising the consolidated balance sheet, the consolidated income statement, the notes to the consolidated financial statements, the consolidated cash flow statement and the consolidated statement of changes in equity – and the group management report (aggregated with the management report of the parent company) prepared by GEA Group Aktiengesellschaft, Bochum, for the business year from January 1 to December 31, 2007. The preparation of the consolidated financial statements and the aggregated management report in accordance with International Financial Reporting Standards (IFRSs), as applied throughout the European Union and the supplementary provisions of commercial law applicable in accordance with section 315a (1) of the German Commercial Code (HGB) is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and the aggregated management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (German Institute of Auditors). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the financial position and financial performance in the consolidated financial statements in accordance with the applicable accounting standards and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the enterprises included in the consolidated financial statements, the scope of consolidation, the recognition and consolidation principles used and significant estimates made by the Company's management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of GEA Group Aktiengesellschaft, Bochum, comply with IFRSs, as applied throughout the European Union and the supplementary provisions of commercial law applicable in accordance with section 315a (1) HGB and give a fair presentation of the Group's financial position and financial performance in accordance with these provisions. The group management report, which has been aggregated with the management report of the parent company, is consistent with the consolidated financial statements and, as a whole, provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 04, 2008

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Kompenhans)
Wirtschaftsprüfer (German Public Auditor)

(Dr. Buhleier)
Wirtschaftsprüfer (German Public Auditor)

Report of the Supervisory Board

During the reporting year, the Supervisory Board performed the tasks incumbent upon it according to statutory requirements, the company's articles of association and the company's rules of internal procedure and it was intensively occupied with the company's position and prospects, as well as with a few special topics. The Supervisory Board regularly consulted with the Executive Board regarding the management of the company, as well as supervising it. This was based on regular Executive Board reports, whether in written or verbal form. The Chairman of the Supervisory Board was also in constant contact with the Executive Board, particularly with its latter's Chairman. He was informed about important developments and forthcoming decisions on an ongoing and prompt basis. The Supervisory Board was included in all decisions of fundamental and/or key significance for the company and informed in depth about all relevant aspects of the company, the progress of business and the group's position.

The Supervisory Board informed itself regularly and in depth about the progress of sales, earnings and employment growth, both at the group level and in its segments/divisions, as well as concerning the financial position, including the company's risk position and risk management. The company's strategic development was coordinated with the Supervisory Board. After thorough examination and deliberation, the Supervisory Board gave its approval to the reports and proposed resolutions from the Executive Board, insofar as required by statutory regulations, the company's articles of association and the rules of internal procedure. The Executive Board submitted written reports on material events both before and between meetings.

The Supervisory Board and its committees were also provided with detailed information between meetings about particularly urgent projects and plans. Resolutions were taken via written circulation where necessary.

No member of the Supervisory Board participated in less than half the meetings.

Focal points of the Supervisory Board's consultations

Five Supervisory Board meetings were held during 2007.

Besides matters related to the Executive Board, key topics covered by the Supervisory Board meeting held on March 19, 2007 were the parent company and consolidated annual statements for the 2006 financial year, setting the proposed resolutions for the Shareholders' General Meeting on April 30, 2007 and the status of the disposal of the Plant Engineering business. In the absence of the Executive Board and following thorough preparation, the Supervisory Board also used this meeting to look at the efficiency audit of its own activities.

The Supervisory Board meeting held prior to the Shareholders' General Meeting on April 30, 2007 dealt mainly with the Executive Board's report on the company's business position.

At its meeting held on June 19, 2007, the Supervisory Board used an extensive Executive Board report as the basis to conduct an in-depth discussion about future strategy and investment policy and about the status of the disposal of the Plant Engineering business. The Supervisory Board also passed resolutions at this meeting concerning Executive Board matters and the cancellation of treasury shares.

At its meeting on September 18, 2007, the Supervisory Board, together with the Executive Board, focused on innovation strategy and corporate objectives on the occassion of a factory visit to the Mechanical Separation division in Oelde. The topic of the development of management was presented to the Supervisory Board. Discussions were also held concerning the new bonus system for managers.

The meeting on November 27, 2007 focused on the business report (particularly divisional earnings) and the group's medium-term planning. The Supervisory Board gave its approval to the 2008 budget and the declaration of conformity to the German Corporate Governance Code. Consultations were also held about the group's financing opportunities and the status of the share repurchase program. Resolutions were passed to replace physical share certificates by global certificates and to set up a nomination committee. The chief compliance officer gave a detailed report on his area of responsibilities and the further expansion of compliance activities.

Committee work

The Presiding committee met on five occasions. Besides preparing for Supervisory Board meetings, the committee focused on consultations about modifications to the employment contracts of individual Executive Board members, the group's innovation strategy, the group's current legal disputes and approvals for some acquisition projects such as Aero Heat Exchanger Inc. and Houle & Fils Inc. The committee also looked at the group's audit department's report on the findings of the 2006 audit and the audit schedule for 2007. Between meetings, the committee members also discussed projects of significance for the group with the Executive Board. Further items on the agenda included the chief compliance officer's report and the renewal of D&O insurance.

The Audit Committee held four meetings, each of which was attended by the company's external auditor. The Audit Committee held consultations concerning the parent company and consolidated financial statements for the 2006 financial year and the 2007 quarterly financial statements. Risks arising from the disposal process of the Plant Engineering business were discussed in detail. The Audit Committee also looked at the internal controlling system and the risk position, as well as at the monitoring of risk management and the risk reporting systems at subsidiaries. Consultations covered the appointment of the external auditor and the definition and monitoring of the audit process, including agreements on the auditor's fee. Besides this, the audit committee looked at the chief compliance officer's reporting. The external auditor provided extensive clarification of its audit activity.

The relevant committee chairmen delivered extensive reports at the Supervisory Board meetings on their committee work.

There was no requirement to convene either the Mediation Committee or the newly formed Nomination Committee.

Corporate governance

The Supervisory Board monitored the further development of corporate governance standards on an ongoing basis. On November 27, 2007 the Executive Board and the Supervisory Board issued an update to its declaration of conformity pursuant to § 161 of the German Stock Corporation Act (AktG) and posted this on the company's website, where it can be accessed permanently by shareholders. GEA Group Aktiengesellschaft complies with all requirements in the current version of the German Corporate Governance Code with just one exception (no performance-related remuneration component for members of the Supervisory Board). Further information on corporate governance can be found in the joint report issued by the Executive and Supervisory Boards (page 52 et seq.).

Parent company and consolidated financial statements for 2007

The 2007 annual financial statements of GEA Group Aktiengesellschaft, the consolidated financial statements prepared in accordance with IFRS and the group management report, which has been aggregated with the management report for GEA Group Aktiengesellschaft, have been audited by Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft and were awarded an unqualified audit certificate.

The aggregated management report, the annual financial statements of GEA Group Aktiengesellschaft, the proposed appropriation of profits, the consolidated financial statements, the group management report and the audit report for 2007 were discussed and examined in detail at the meeting of the Audit Committee held on March 4, 2008 and at the meeting of the Supervisory Board held on March 11, 2008 for the purposes of adopting the financial statements. The auditors attended both meetings and reported on both the procedures used and the material findings of their audit. They were also available to answer any questions.

At its meeting held on March 11, 2008 the Supervisory Board agreed with the auditors' findings and, on the basis of the findings of audits conducted by both the Audit Committee and itself, found it had no reservations. The Supervisory Board approved the 2007 consolidated financial statements, the 2007 annual financial statements of GEA Group Aktiengesellschaft and the aggregated management report. The annual financial statements of GEA Group Aktiengesellschaft have consequently been adopted. The Supervisory Board agrees with the Executive Board's proposal regarding the appropriation of profits.

Composition of the Supervisory and Executive Boards

There were no changes to the personnel composition of the Supervisory Board in the reporting year. This also applies with respect to the committees already in existence at the start of the reporting year. In accordance with the Supervisory Board's rules of procedure, its Chairman, Dr. Jürgen Heraeus, exercises the function of Chairman of the nomination committee, which was newly formed during the reporting year. Dr. Helmut Perlet and Dr. Dietmar Kuhnt were elected as further members.

At its meeting on March 19, 2007, the Supervisory Board extended the contract of Jürg Oleas as Chairman and personnel director by three years to the end of 2010. At its June meeting, the Supervisory Board gave its approval to the early and amicable termination of the Executive Board mandate of Peter Schenk as of September 30, 2007, a move prompted at Mr Schenk's own wish. At the same meeting, the Supervisory Board gave its approval to the appointment of Niels Graugaard to be an ordinary Executive Board member with effect as of August 1, 2007. Klaus Moll left the Executive Board on July 20, 2007 as a result of the closing of the disposal of Lurgi AG.

The Supervisory Board would like to thank the management bodies, employee representatives, retired directors and, especially, all employees of the companies in GEA Group for their valuable personal commitment and contributions in 2007.

Bochum, March 11, 2008

Dr. Jürgen Heraeus
Chairman of the Supervisory Board

Directorships
held by members of the Executive Board

Jürg Oleas, Düsseldorf / Hausen b. Brugg (Switzerland),
CEO - Chairman of the Executive Board

a) Lentjes GmbH, Ratingen,
Chairman of the Supervisory Board (until December 21, 2007)

Lurgi AG, Frankfurt am Main,
Chairman of the Supervisory Board (until July 20, 2007)

LL Plant Engineering AG, Ratingen,
Chairman of the Supervisory Board

Westfalia Separator AG, Oelde,
Member of the Supervisory Board (since October 1, 2007 until February 13, 2008)

b) Allianz Global Corporate & Specialty AG, Munich,
Member of the Advisory Board

Deutsche Bank AG, Frankfurt am Main,
Member of the Central Regional Advisory Board

Hartmut Eberlein, Bochum
CFO - Member of the Executive Board responsible for finance

a) GEA Beteiligungsgesellschaft AG, Bochum,
Chairman of the Supervisory Board

Lurgi AG, Frankfurt am Main,
Member of the Supervisory Board (until July 20, 2007)

Lentjes GmbH, Ratingen,
Member of the Supervisory Board (until December 21, 2007)

Westfalia Separator AG, Oelde,
Member of the Supervisory Board (since October 1, 2007 until February 13, 2008)

Zimmer AG, Frankfurt am Main,
Member of the Supervisory Board (until October 16, 2007)

b) GEA North America, Inc., Delaware, USA,
Member of the Board of Directors (since February 1, 2008)

Niels Graugaard, Düsseldorf
COO – Customized Systems, Process Equipment
Process Engineering (since August 1, 2007)

a) Westfalia Separator AG, Oelde,
Chairman of the Supervisory Board (since August 1, 2007 until February 13, 2008)

b) GEA North America, Inc., Delaware, USA,
Member of the Board of Directors (since October 1, 2007)

Grasso's Koninklijke Machinefabrieken N.V., 's-Hertogenbosch, Netherlands,
Member of the Supervisory Board (since October 1, 2007)

Niro A/S, Søborg, Denmark,
Chairman of the Supervisory Board

Niro-Bola A/S, Søborg, Denmark,
Chairman of the Board of Directors

GEA Process Engineering China Ltd., Shanghai, PR China,
Member of the Board of Directors

GEA Process Engineering Asia Ltd., Hong Kong, PR China,
Member of the Board of Directors

GEA Liquid Processing Scandinavia A/S, Skanderborg, Denmark,
Member of the Board of Directors

GEA Process Engineering (India) Private Limited, Vadodara, India,
Member of the Board of Directors

GEA Process Engineering Italia S.p.a., Milan, Italy,
Chairman of the Board of Directors

Procomac S.p.A., Sala Baganza, Italy,
Member of the Board of Directors (since April 11, 2007)

Niro Japan Co. Ltd., Tokyo, Japan,
Chairman of the Board of Directors

Tuchenhagen Japan Ltd., Osaka, Japan,
Member of the Board of Directors

GEA Process Engineering (S.E.A) Pte. Ltd., Singapore,
Member of the Board of Directors

GEA Process Engineering Ltd., Eastleigh, United Kingdom,
Member of the Board of Directors

Niro Inc., Columbia, USA,
Member of the Board of Directors

Klaus Moll, Ludwigshafen,
COO – Plant Engineering (until July 20, 2007)

a) Lentjes GmbH, Ratingen,
Member of the Supervisory Board (until July 24, 2007)

Otto Junker GmbH, Simmerath,
Chairman of the Supervisory Board

Zimmer AG, Frankfurt am Main,
Chairman of the Supervisory Board (until July 24, 2007)

b) Beijing Lurgi Engineering Consulting Co. Ltd., Beijing, China,
Chairman of the Board of Directors

JJ-Lurgi Engineering Sdn. Bhd., Kuala Lumpur, Malaysia,
Chairman of the Board of Directors

Lurgi Española S.A., Madrid, Spain,
Chairman of the Board of Directors

Lurgi India Comp. Ltd., New Delhi, India,
Chairman of the Board of Directors

Lurgi PSI Inc., Memphis, USA,
Chairman of the Board of Directors (until September 25, 2007)

Peter Schenk, Bochum,
COO – Customized Systems, Process Equipment
Process Engineering (until September 30, 2007)

a) Lentjes GmbH, Ratingen,
Deputy Chairman of the Supervisory Board (until September 30, 2007)

Lurgi AG, Frankfurt am Main,
Member of the Supervisory Board (until July 20, 2007)

Westfalia Separator AG, Oelde,
Chairman of the Supervisory Board (until September 30, 2007)

Zimmer AG, Frankfurt am Main,
Member of the Supervisory Board (until September 30, 2007)

b) GEA North America, Inc., Delaware, USA,
Member of the Board of Directors (until September 30, 2007)

Grasso's Koninklijke Machinefabrieken N.V.,
's-Hertogenbosch, Netherlands,
Member of the Supervisory Board (until September 30, 2007)

Niro A/S, Søborg, Denmark,
Member of the Supervisory Board
Chairman of the Supervisory Board (until September 30, 2007)

a) Membership of statutory German supervisory boards

b) Membership of comparable German and foreign supervisory bodies of business enterprises

Directorships

held by members of the Supervisory Board

Dr. Jürgen Heraeus, Maintal,
Chairman of the Supervisory Board
Chairman of the Supervisory Board of Heraeus Holding GmbH

a) EPCOS AG, Munich,
Member of the Supervisory Board (until February 14, 2007)

Heidelberger Druckmaschinen AG, Heidelberg,
Member of the Supervisory Board

Heraeus Holding GmbH, Hanau,
Chairman of the Supervisory Board

Lafarge Roofing GmbH, Oberursel,
Member of the Supervisory Board

Messer Group GmbH, Sulzbach,
Chairman of the Supervisory Board

b) Argor-Heraeus S.A., Mendrisio, Switzerland,
Chairman of the Board of Directors

Reinhold Siegers *, Mönchengladbach,
Deputy Chairman of the Supervisory Board
Chairman of the Works Council of GEA Group Aktiengesellschaft

Dieter Ammer, Hamburg,
Chairman of the Management Board of Conergy AG

a) Beiersdorf AG, Hamburg,
Chairman of the Supervisory Board

Conergy AG, Hamburg,
Chairman of the Supervisory Board (delegated to the Management Board since November 15, 2007)

Heraeus Holding GmbH, Hanau,
Member of the Supervisory Board

IKB Deutsche Industriebank AG, Düsseldorf,
Member of the Supervisory Board

Tesa AG, Hamburg,
Member of the Supervisory Board

Tchibo GmbH, Hamburg,
Chairman of the Supervisory Board (until June 15, 2007)

Ahmad M.A. Bastaki, Safat, Kuwait,
Executive Director, Office of the Managing Director,
Kuwait Investment Authority

Rainer Gröbel *, Sulzbach/Taunus,
Departmental Head, IG Metall, Management Board

a) Schunk GmbH, Heuchelheim,
Deputy Chairman of the Supervisory Board

Klaus Hunger *, Herne,
Works Council of GEA Maschinenkühltechnik GmbH

Michael Kämpfert *, Duisburg,
Head of Personnel at GEA Group Aktiengesellschaft

Dr. Dietmar Kuhnt, Essen,
Former Chairman of the Management Board of RWE AG

a) Allianz Versicherungs AG, Munich,
Member of the Supervisory Board

BDO Deutsche Warentreuhand AG, Hamburg,
Member of the Supervisory Board

Dresdner Bank AG, Frankfurt am Main,
Member of the Supervisory Board

Hapag-Lloyd AG, Hamburg,
Member of the Supervisory Board

HOCHTIEF AG, Essen,
Member of the Supervisory Board

TUI AG, Hanover,
Member of the Supervisory Board

b) COMSTAR-United Telesystems, Moscow, Russia,
Member of the Board of Directors

Kurt-Jürgen Löw *, Ebernhahn
Chairman of the Works Council of Westfalia Industry GmbH

a) Westfalia Separator AG, Oelde,
Member of the Supervisory Board (until February 13, 2008)

Dr. Helmut Perlet, Munich,
Member of the Management Board of Allianz SE

a) Allianz Deutschland AG, Munich,
Member of the Supervisory Board

Allianz Global Corporate & Specialty AG, Munich,
Deputy Chairman of the Supervisory Board

Allianz Global Investors AG, Munich ,
Member of the Supervisory Board

Allianz Investment Management SE, Munich,
Deputy Chairman of the Supervisory Board (since May 23, 2007)

Dresdner Bank AG, Frankfurt am Main,
Member of the Supervisory Board

b) Allianz Life Insurance Company of North America, Minneapolis, USA,
Chairman of the Board of Directors

Fireman's Fund Ins. Co., Novato, USA,
Chairman of the Board of Directors

Allianz of America Inc. and AZOA Corp., Novato, USA,
Chairman of the Board of Directors (since April 18, 2007)

Lloyd Adriatico S.p.A., Trieste, Italy,
Member of the Board of Directors (until January 31, 2008)

Allianz S.p.A., Milan, Italy,
Member of the Board of Directors (since October 1, 2007)

Riunione Adriatico di Sicurtà S.p.A., Milan, Italy,
Member of the Board of Directors (until September 30, 2007)

Joachim Stöber *, Biebergemünd,
Executive Secretary of the Management Board of IG Metall

a) Pierburg GmbH, Neuss,
Deputy Chairman of the Supervisory Board

Rheinmetall AG, Düsseldorf,
Deputy Chairman of the Supervisory Board

Louis Graf von Zech, Frankfurt am Main,
Member of the Supervisory Board of BHF-Bank Aktiengesellschaft

a) Cocomore AG, Frankfurt am Main,
Member of the Supervisory Board

Sto AG, Stühlingen,
Member of the Supervisory Board (until June 27, 2007)

ZRT/Zertus GmbH, Hamburg,
Deputy Chairman of the Supervisory Board

b) BHF-BANK International S.A., Luxemburg,
Chairman of the Supervisory Board (since March 2, 2007)

BHF-BANK Jersey Ltd., Great Britain,
Member of the Board of Directors

BHF-BANK Zurich, Switzerland,
Chairman of the Supervisory Board (until December 31, 2007)

Frankfurt-Trust Investment-Gesellschaft mbH, Frankfurt am Main,
Deputy Chairman of the Supervisory Board

Supervisory Board committees of GEA Group Aktiengesellschaft

Mediation Committee pursuant to § 27 Paragraph 3 of the German Codetermination Act (MitbestG)

Dr. Jürgen Heraeus, Chairman
Dr. Helmut Perlet
Reinhold Siegers *
Klaus Hunger *

Chairman's Committee

Dr. Jürgen Heraeus, Chairman
Dr. Helmut Perlet
Reinhold Siegers *
Rainer Gröbel *

Audit Committee

Dr. Dietmar Kuhnt, Chairman
Dr. Jürgen Heraeus
Kurt-Jürgen Löw *
Joachim Stöber *

Nomination Committee

Dr. Jürgen Heraeus, Chairman
Dr. Dietmar Kuhnt
Dr. Helmut Perlet

* Employee representatives

a) Membership of statutory German supervisory boards

b) Membership of comparable German and foreign supervisory bodies of business enterprises

Publisher	GEA Group Aktiengesellschaft Corporate Communications Dorstener Str. 484 44809 Bochum · Germany www.geagroup.com	
Design	www.kpad.de	
Photographs	Page 2:	lichtschacht fotografie, Essen
	Page 12:	Dietmar Richtsteiger, Bochum

All other photographs: GEA Group Aktiengesellschaft

This annual report is a translation of the German original.
Only the German version is legally binding.


GEA
Annual Report 2007



Title

The patented and proven 'Non sifting overlap Gill Plate™' is at the heart of a fluid bed dryer. Its job is to distribute air evenly throughout the processor to fluidize and mix the material to be dried and or granulated in a controlled way while preventing any powder losses through sifting. The Gill Plate improves air-to-product contact for better drying and the directional airflow ensures that the entire product is discharged. The Gill Plate does not need to be removed for cleaning, so down-time is kept to a minimum.

This Annual Report includes forward-looking statements on GEA Group Aktiengesellschaft, its subsidiaries and associates, and on the economic and political conditions that may influence the business performance of the GEA Group. All these statements are based on assumptions made by the Executive Board using information available to it at the time. Should these assumptions prove to be wholly or partly incorrect, or should further risks arise, actual business performance may differ from that expected. The Executive Board therefore cannot assume any liability for the statements made.

Financial Calendar

April 23, 2008	Annual Shareholders' Meeting
May 8, 2008	Interim Report for the period to March 31, 2008
July 31, 2008	Interim Report for the period to June 30, 2008
October 31, 2008	Interim Report for the period to September 30, 2008

END